Form 10-K, Exhibit 13
period 1995-12-30
THERMO CARDIOSYSTEMS INC
filed 1996-03-11
CIK 841939

Exhibit 13




















                            THERMO CARDIOSYSTEMS INC.

                  Financial Statements as of December 30, 1995
PAGE

   Thermo Cardiosystems Inc.
   Statement of Income


   (In thousands except per share amounts)          1995      1994      1993
   -------------------------------------------------------------------------

   Revenues (Note 8)                             $20,593   $10,409   $ 3,524
                                                 -------   -------   -------

   Costs and Operating Expenses:
    Cost of revenues                               8,810     5,127     2,006
    Selling, general and administrative
     expenses (Note 7)                             4,146     2,789     1,716
    Expenses for research and development          3,324     3,437     2,976
                                                 -------   -------   -------

                                                  16,280    11,353     6,698
                                                 -------   -------   -------

   Operating Income (Loss)                         4,313      (944)   (3,174)

   Interest Income                                 5,117     4,147     3,508
   Interest Expense (Note 6)                        (274)     (375)      (94)
   Gain on Sale of Investments (Note 2)              421        97       234
                                                 -------   -------   -------

   Income Before Provision for Income Taxes        9,577     2,925       474
   Provision for Income Taxes (Note 5)             2,652     1,026        70
                                                 -------   -------   -------

   Net Income                                    $ 6,925   $ 1,899   $   404
                                                 =======   =======   =======

   Earnings per Share                            $   .28   $   .08   $   .02
                                                 =======   =======   =======

   Weighted Average Shares                        24,849    24,620    22,176
                                                 =======   =======   =======


   The accompanying notes are an integral part of these financial statements.












                                        2PAGE

   Thermo Cardiosystems Inc.
   Balance Sheet


   (In thousands)                                           1995        1994
   -------------------------------------------------------------------------

   Assets
   Current Assets:
    Cash and cash equivalents                           $  4,398    $  9,378
    Short-term available-for-sale investments,
     at quoted market value (amortized cost of
     $45,392 and $29,978) (Note 2)                        46,123      29,585
    Accounts receivable, less allowances of
     $309 and $225                                         5,013       4,256
    Inventories                                            6,149       3,959
    Prepaid and refundable income taxes                    1,905           -
                                                        --------    --------

                                                          63,588      47,178
                                                        --------    --------

   Machinery, Equipment and Leasehold
    Improvements, at Cost                                  2,819       1,841
     Less: Accumulated depreciation and amortization       1,435         899
                                                        --------    --------

                                                           1,384         942
                                                        --------    --------
   Long-term Available-for-sale Investments,
    at Quoted Market Value (amortized cost of
    $39,795 and $46,863) (Note 2)                         39,953      45,426
                                                        --------    --------

   Long-term Prepaid Income Taxes (Note 5)                   783         379
                                                        --------    --------

   Other Assets                                              478         939
                                                        --------    --------

                                                        $106,186    $ 94,864
                                                        ========    ========











                                        3PAGE

   Thermo Cardiosystems Inc.
   Balance Sheet (continued)

   (In thousands except share amounts)                      1995        1994
   -------------------------------------------------------------------------

   Liabilities and Shareholders' Investment
   Current Liabilities:
    Accounts payable                                    $  1,670    $    800
    Accrued payroll and employee benefits                    864         507
    Accrued income taxes                                       -         613
    Deferred revenue                                           -         258
    Other accrued expenses                                   374         323
    Due to parent company and Thermo Electron
     Corporation                                             297         556
                                                        --------    --------

                                                           3,205       3,057
                                                        --------    --------

   Subordinated Convertible Obligations (Note 6)          11,642      33,450
                                                        --------    --------

   Commitments and Contingency (Notes 7 and 10)

   Shareholders' Investment (Notes 3 and 9):
    Common stock, $.10 par value, 50,000,000
     shares authorized; 24,126,947 and 22,878,202
     shares issued                                         2,413       2,288
    Capital in excess of par value                        82,344      57,081
    Retained earnings                                      8,191       1,266
    Treasury stock at cost, 18,097 and 46,204 shares      (2,186)     (1,089)
    Net unrealized gain (loss) on available-
     for-sale investments (Note 2)                           577      (1,189)
                                                        --------    --------

                                                          91,339      58,357
                                                        --------    --------

                                                        $106,186    $ 94,864
                                                        ========    ========


   The accompanying notes are an integral part of these financial statements.








                                        4PAGE

   Thermo Cardiosystems Inc.
   Statement of Cash Flows


   (In thousands)                                  1995      1994       1993
   --------------------------------------------------------------------------

   Operating Activities:
    Net income                                $  6,925   $  1,899   $    404
    Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
      Depreciation and amortization                925        620        186
      Provision for losses on accounts
       receivable                                  120        170         20
      Gain on sale of investments                 (421)       (97)      (234)
      Changes in current accounts:
       Accounts receivable                        (877)    (3,169)        13
       Inventories                              (2,142)    (1,007)    (1,683)
       Prepaid and refundable income taxes      (2,217)        21        (14)
       Accounts payable                            870        524         51
       Other current liabilities                    68        377        163
                                              --------   --------   --------
          Net cash provided by (used in)
           operating activities                  3,251       (662)    (1,094)
                                              --------   --------   --------

   Investing Activities:
    Proceeds from sale and maturities of
     available-for-sale investments             84,782     32,121          -
    Purchases of available-for-sale
     investments                               (92,707)   (54,988)         -
    Increase in short-term investments               -          -    (10,524)
    Purchases of long-term investments               -          -     (9,960)
    Proceeds from sale of long-term
     investments                                     -          -     10,982
    Purchases of machinery, equipment and
     leasehold improvements                     (1,063)      (446)      (374)
    Increase in other assets                      (190)      (100)      (213)
                                              ---------  --------   --------
          Net cash used in investing
           activities                         $ (9,178)  $(23,413)  $(10,089)
                                              ---------  --------   --------








                                        5PAGE

   Thermo Cardiosystems Inc.
   Statement of Cash Flows (continued)


   (In thousands)                                  1995      1994       1993
   --------------------------------------------------------------------------

   Financing Activities:
    Net proceeds from issuance of Company
     common stock                             $    947   $    593   $    150
    Net proceeds from issuance of
     subordinated convertible debentures
     (Note 6)                                        -     31,968          -
                                              --------   --------   --------
          Net cash provided by financing
           activities                              947     32,561        150
                                              --------   --------   --------

   Increase (Decrease) in Cash and Cash
    Equivalents                                 (4,980)     8,486    (11,033)
   Cash and Cash Equivalents at Beginning
    of Year                                      9,378        892     11,925
                                              --------   --------   --------

   Cash and Cash Equivalents at End of Year   $  4,398   $  9,378   $    892
                                              ========   ========   ========

   Cash Paid For:
    Interest                                  $     29   $     36   $     94
    Income taxes                              $  3,191   $    130   $     84

   Noncash Activities:
    Conversions of subordinated obligations
     (Note 6)                                 $ 21,808   $    150   $  1,920


   The accompanying notes are an integral part of these financial statements.












                                        6PAGE

   Thermo Cardiosystems Inc.
   Statement of Shareholders' Investment


                                             Common     Common
                                              Stock     Stock,   Capital in
                                         Subject to   $.10 Par    Excess of
   (In thousands)                        Redemption      Value    Par Value
   ------------------------------------------------------------------------

   Balance January 2, 1993                  $ 5,468    $   982      $50,093
   Net income                                     -          -            -
   Conversions of subordinated
    convertible note                              -         27        1,891
   Issuance of stock under employees'
    and directors' stock plans                    -          1          155
   Effect of two-for-one stock split              -      1,010       (1,010)
   Expiration of redemption rights           (5,468)       242        5,226
                                            -------    -------      -------

   Balance January 1, 1994                        -      2,262       56,355
   Net income                                     -          -            -
   Conversions of subordinated
    convertible notes (Note 6)                    -          2          148
   Issuance of stock under employees'
    and directors' stock plans                    -         24          578
   Effect of change in accounting
    principle (Note 2)                            -          -            -
   Change in net unrealized gain (loss)
    on available-for-sale investments
    (Note 2)                                      -          -            -
                                            -------    -------      -------

   Balance December 31, 1994                      -      2,288       57,081
   Net income                                     -          -            -
   Conversions of subordinated
    convertible obligations (Note 6)              -        103       21,406
   Issuance of stock under employees'
    and directors' stock plans                    -         22          522
   Tax benefit related to employees'
    and directors' stock plans                    -          -        3,335
   Change in net unrealized gain (loss)
    on available-for-sale investments
    (Note 2)                                      -          -            -
                                            -------    -------      -------

   Balance December 30, 1995                $     -    $ 2,413      $82,344
                                            =======    =======      =======







                                        7PAGE

   Thermo Cardiosystems Inc.
   Statement of Shareholders' Investment (continued)


                                                                       Net
                                                                Unrealized
                                                               Gain (Loss)
                                                             on Available-
                                         Retained  Treasury       for-sale
   (In thousands)                        Earnings     Stock    Investments
   -----------------------------------------------------------------------

   Balance January 2, 1993               $(1,037)   $     -       $     -
   Net income                                404          -             -
   Conversions of subordinated
    convertible note                           -          -             -
   Issuance of stock under employees'
    and directors' stock plans                 -         (6)            -
   Effect of two-for-one stock split           -          -             -
   Expiration of redemption rights             -          -             -
                                         -------    -------       -------

   Balance January 1, 1994                  (633)        (6)            -
   Net income                              1,899          -             -
   Conversions of subordinated
    convertible notes (Note 6)                 -          -             -
   Issuance of stock under employees'
    and directors' stock plans                 -     (1,083)            -
   Effect of change in accounting
    principle (Note 2)                         -          -         1,038
   Change in net unrealized gain (loss)
    on available-for-sale investments
    (Note 2)                                   -          -        (2,227)
                                         -------    -------       -------

   Balance December 31, 1994               1,266     (1,089)       (1,189)
   Net income                              6,925          -             -
   Conversions of subordinated
    convertible obligations (Note 6)           -          -             -
   Issuance of stock under employees'
    and directors' stock plans                 -     (1,097)            -
   Tax benefit related to employees'
    and directors' stock plans                 -          -             -
   Change in net unrealized gain (loss)
    on available-for-sale investments
    (Note 2)                                   -          -         1,766
                                         -------    -------       -------

   Balance December 30, 1995             $ 8,191    $(2,186)      $   577
                                         =======    =======       =======


   The accompanying notes are an integral part of these financial statements.

                                        8PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   1.   Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations
   Thermo Cardiosystems Inc. (the Company) is a leader in the research, development, and manufacture of implantable left ventricular-assist systems
   (LVAS). Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease.

   Relationship with Thermedics Inc. and Thermo Electron Corporation
   The Company was incorporated in 1988 as a wholly owned subsidiary of Thermedics Inc. (Thermedics). Prior to that time, the business was conducted as a division of Thermedics.
        As of December 30, 1995, Thermedics owned 12,525,110 shares of the Company's common stock, representing 52% of such stock outstanding. Thermedics is a 51%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 30, 1995, Thermo Electron owned 659,967 shares of the Company's common stock, representing 3% of such stock outstanding.

   Fiscal Year
   The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1995, 1994, and 1993 are for the fiscal years ended December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

   Cash and Cash Equivalents
   As of December 30, 1995, $4,379,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates market value.

   Available-for-sale Investments
   Pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 2, 1994, the Company's debt and marketable equity securities are accounted for at market value (Note 2). Prior to 1994, these investments were carried at the lower of cost or market value.



                                        9PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Inventories
   Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

   (In thousands)                                           1995      1994
   -----------------------------------------------------------------------
   Raw materials                                          $2,645    $3,123
   Work in process                                         3,141       836
   Finished goods                                            363         -
                                                          ------    ------
                                                          $6,149    $3,959
                                                          ======    ======
   Machinery, Equipment and Leasehold Improvements
   The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property, as follows: machinery and equipment -- five to eight years, and leasehold improvements -- the shorter of the term of the lease or the life of the asset.

   Common Stock Subject to Redemption
   Common stock subject to redemption in the accompanying statement of shareholders' investment represents amounts associated with redemption rights outstanding that were issued in connection with the Company's 1989 initial public offering. These redemption rights expired at the end of 1993, and as a result, the Company transferred $5,468,000 of common stock subject to redemption to common stock and capital in excess of par value.

   Revenue Recognition
   The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. The Company had deferred revenue of $258,000 in the accompanying 1994 balance sheet relating to orders for implementation programs not fully completed in 1994.

   Income Taxes
   In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

   Earnings per Share
   Earnings per share have been computed based upon the weighted average number of shares outstanding during the year. Weighted average shares in 1995 and 1994 include the effect of common stock equivalents, which represent the assumed conversion of the Company's noninterest-bearing subordinated convertible debentures and the assumed exercise of stock options that were computed using the treasury stock method. In 1993, the effect of the assumed conversion of the Company's subordinated notes was antidilutive and the effect of the assumed exercise of stock options was immaterial.
                                       10PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   2.   Available-for-sale Investments

   Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.
        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of December 30, 1995 and December 31, 1994, are as follows:

   1995                                                     Gross       Gross
                                                       Unrealized  Unrealized
   (In thousands)            Market Value  Cost Basis       Gains      Losses
   --------------------------------------------------------------------------
   Government agency securities  $83,906      $83,035     $   948    $   (77)
   Corporate bonds                 1,028        1,010          18          -
   Other                           1,142        1,142           -          -
                                 -------      -------     -------    -------
                                 $86,076      $85,187     $   966    $   (77)
                                 =======      =======     =======    =======

   1994                                                     Gross       Gross
                                                       Unrealized  Unrealized
   (In thousands)            Market Value  Cost Basis       Gains      Losses
   --------------------------------------------------------------------------
   Government agency securities  $73,312      $75,077     $     2    $(1,767)
   Corporate bonds                   951        1,016           -        (65)
   Other                             748          748           -          -
                                 -------      -------     -------    -------
                                 $75,011      $76,841     $     2    $(1,832)
                                 =======      =======     =======    =======
                                         11PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   2.   Available-for-sale Investments (continued)

        Short- and long-term available-for-sale investments in the accompanying 1995 balance sheet include $39,912,000 with contractual maturities of one year or less, $38,895,000 with contractual maturities of more than one year through five years, and $7,269,000 with contractual maturities of more than five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company and/or the issuer to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments resulted from gross realized gains of $439,000 and gross realized losses of $18,000 in 1995, and gross realized gains of $97,000 in 1994, relating to the sale of available-for-sale investments.


   3.   Stock-based Compensation Plans

   The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1988, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from seven to twelve years. Nonqualified options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
                                       12PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   3.   Stock-based Compensation Plans (continued)

        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                            1995               1994                1993
                      -----------------  -----------------  -----------------
                               Range of           Range of           Range of
   (In thousands      Number     Option  Number     Option  Number     Option
   except per             of     Prices      of     Prices      of     Prices
   share amounts)     Shares  per Share  Shares  per Share  Shares  per Share
   --------------------------------------------------------------------------
   Options outstanding,         $ 1.73-            $ 1.73-           $ 1.73-
    beginning of year    972    $21.28    1,154    $18.18      888   $ 9.84
                                 26.10-             15.95-             8.64-
     Granted              81     58.18       96     21.28      361    18.18
                                  1.73-              1.73-             6.77-
     Exercised          (286)    18.18     (257)     8.90      (14)    8.07
     Lapsed or                   16.13-              1.73-             6.26-
      cancelled           (9)    18.18      (21)     8.18      (81)    8.90
                       -----              -----              -----
   Options outstanding,         $ 1.73-            $ 1.73-           $ 1.73-
    end of year          758    $58.18      972    $21.28    1,154   $18.18
                       =====              =====              =====
                                $ 1.73-            $ 1.73-           $ 1.73-
   Options exercisable   758    $58.18      970    $21.28    1,151   $18.18
                       =====              =====              =====
   Options available
    for grant            416                488                 63
                       =====              =====              =====


   4.   Employee Benefit Plans

   Employee Stock Purchase Plan
   Substantially all of the Company's full-time employees are eligible to participate in the Company's employee stock purchase plan. Prior to the November 1995 plan year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1995, 1994, and 1993, the Company issued 5,254 shares, 4,930 shares, and 8,226 shares, respectively, of its common stock under this plan.
                                       13PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   4.   Employee Benefit Plans (continued)

   401(k) Savings Plan
   Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $135,000, $91,000, and $61,000 in 1995, 1994, and 1993, respectively.


   5.   Income Taxes

   The components of the provision for income taxes are as follows:

   (In thousands)                                   1995      1994      1993
   -------------------------------------------------------------------------
   Currently payable:
    Federal                                      $4,024    $1,057    $   21
    State                                            65        50        49
                                                 ------    ------    ------
                                                  4,089     1,107        70
                                                 ------    ------    ------
   Prepaid:
    Federal                                      (1,437)      (81)        -
                                                 ------    ------    ------
                                                 $2,652    $1,026    $   70
                                                 ======    ======    ======

        The provision for income taxes that is currently payable does not reflect $3,335,000 of tax benefits allocated to capital in excess of par value in 1995.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

   (In thousands)                                   1995      1994      1993
   -------------------------------------------------------------------------

   Provision for income taxes at statutory rate  $3,256    $  994    $  161
   Increases (decreases) resulting from:
    State income taxes, net of federal tax           43        32        32
    Utilization of tax loss and credit
     carryforwards                                    -         -      (134)
    Reversal of valuation allowance                (725)        -         -
    Other                                            78         -        11
                                                 ------    ------    ------
                                                 $2,652    $1,026    $   70
                                                 ======    ======    ======
                                       14PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   5.   Income Taxes (continued)

        Short- and long-term prepaid income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                           1995      1994
   -----------------------------------------------------------------------

   Prepaid income taxes:
    State tax loss and credit carryforwards               $  868    $  661
    Available-for-sale investments                            20       641
    Inventory basis difference                               200       166
    Accrued compensation                                     220       144
    Allowance for doubtful accounts                          123        90
    Reserves and accruals                                     83        16
    Other, net                                               (29)        6
                                                          ------    ------
                                                           1,485     1,724
    Less: Valuation allowance                                  -     1,345
                                                          ------    ------
                                                          $1,485    $  379
                                                          ======    ======
        The valuation allowance primarily related to the uncertainty of the realizability of future federal and state tax benefits. The valuation allowance was eliminated as a result of reduced uncertainty surrounding the realizability of such future tax benefits. A portion of the reduction in the valuation allowance was related to stock options and was recorded as an increase to capital in excess of par value.


   6.   Subordinated Convertible Obligations

   In January 1994, the Company issued and sold at par $33,000,000 principal amount of noninterest-bearing subordinated convertible debentures due 1997. The debentures are convertible into shares of the Company's common stock at a conversion price of $21.74 per share. During 1995, $21,358,000 of the noninterest-bearing subordinated convertible debentures were converted into 982,415 shares of the Company's common stock.
        In February 1992, the Company issued and sold $600,000 principal amount of 5 1/2% subordinated convertible notes due 2002. The notes were convertible into shares of the Company's common stock at a conversion price of $9.88 per share. During 1995 and 1994, $450,000 and $150,000, respectively, of the 5 1/2% subordinated convertible notes were converted into 45,569 shares and 15,189 shares, respectively, of the Company's common stock.
        The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        See Note 11 for the fair value of the Company's long-term obligations.
                                       15PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   7.   Related Party Transactions

   Corporate Services Agreement
   The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.20% of the Company's revenues in fiscal 1995 and 1.25% of the Company's revenues in fiscal 1994 and 1993. Beginning in fiscal 1996, the Company will pay an annual fee equal to 1.0% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses data processing services of a majority-owned subsidiary of Thermo Electron, and accounting, personnel, and administrative services of Thermedics. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $478,000, $368,000, and $313,000 in 1995, 1994, and
   1993, respectively. Management believes that the service fees charged by Thermo Electron, its majority-owned subsidiary, and Thermedics are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Operating Leases
   The Company subleases office and research facilities from Thermedics and is charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its prime lease. This sublease expires in February 1999. The accompanying statement of income includes expenses from the sublease of $134,000, $140,000, and $156,000 in 1995,
   1994, and 1993, respectively. Currently, the cost of the area occupied by the Company is $134,000 per year.

   Repurchase Agreement
   The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.


   8.   Significant Customers, Export Sales and Concentrations of Risk

   No customer accounted for 10% or more of the Company's total revenues in 1995. Revenues from AMETEC (a licensed distributor of the Company's LVAS in Germany) accounted for 10% of the Company's total revenues in 1994. Revenues from The Cleveland Clinic Foundation, AMETEC, and Columbia-Presbyterian Medical Center accounted for 14%, 11%, and 10%, respectively, of the Company's total revenues in 1993.
                                       16PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   8.   Significant Customers, Export Sales and Concentrations of Risk
        (continued)

        In 1995, export revenues were $2,353,000. In 1994, export revenues to Germany, other European countries, and other countries were $1,032,000, $1,278,000, and $817,000, respectively. In 1993, export revenues to Germany, other European countries, and other countries were $381,000, $599,000, and $451,000, respectively. Export revenues are denominated in U.S. dollars.
        Certain raw materials used in the manufacture of the Company's LVAS are available from only one supplier. While the Company believes that it has adequate supplies of materials to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials in the future that could delay shipments of the LVAS.


   9.   Stock Purchase Warrant and Common Stock

   In May 1993, in connection with an agreement to develop a material to be used in the Company's LVAS, the Company granted to a third party the right to purchase from the Company 40,000 shares of the Company's common stock at a price of $8.74 per share, which was the fair market value of the Company's common stock on the date of grant. This warrant is exercisable immediately and expires ten years after the date of grant.
        At December 30, 1995, the Company had reserved 1,925,617 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible conversion of its outstanding subordinated convertible debentures, and possible issuance under the stock purchase warrant.


   10.  Contingency

   The Company has received correspondence alleging that the textured surface of its LVAS housing infringes the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel, believes that if the Company were sued on these bases, it would have meritorious defenses.


   11.  Fair Value of Financial Instruments

   The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, due to parent company, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximates fair value due to their short-term nature.

                                       17PAGE

   Thermo Cardiosystems Inc.
   Notes to Financial Statements


   11.  Fair Value of Financial Instruments (continued)

        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of the Company's subordinated convertible obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's subordinated convertible obligations are as follows:

                                    1995                       1994
                            ---------------------      ---------------------
                            Carrying         Fair      Carrying         Fair
   (In thousands)             Amount        Value        Amount        Value
   -------------------------------------------------------------------------

   Subordinated convertible
    obligations (1)          $11,642      $41,489       $33,450     $28,500

   (1) The fair value of subordinated convertible obligations at year-end 1995 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the subordinated convertible obligations.


















                                       18PAGE

   Report of Independent Public Accountants


   To the Shareholders and Board of Directors of Thermo Cardiosystems Inc.:

   We have audited the accompanying balance sheets of Thermo Cardiosystems Inc. (a Massachusetts corporation and 52%-owned subsidiary of Thermedics Inc.) as of December 30, 1995 and December 31, 1994, and the related statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thermo Cardiosystems Inc. as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.
        As discussed in Note 2 to the financial statements, effective January 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.



                                          Arthur Andersen LLP



   Boston, Massachusetts
   February 7, 1996
















                                       19PAGE

   Thermo Cardiosystems Inc.


   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

   The Company is a leader in the research, development, and manufacture of both an air-driven and an electric implantable left ventricular-assist system (LVAS). The Company is also the only company with U.S. Food and Drug Administration (FDA) approval to commercially market an implantable LVAS. Each system is designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. Unlike total artificial heart systems, which require removal of the natural heart, an LVAS allows the natural heart to be left in place, preserving the heart's biological control mechanisms.
        In October 1994, the Company announced that the FDA granted approval for the commercial sale in the U.S. of the air-driven LVAS for use as a bridge-to-transplant. With this approval, the air-driven system became available to cardiac centers throughout the United States. In April 1994, the Company received the European Conformity Mark (CE Mark) for commercial sale of the air-driven LVAS in all European Community countries. Until the Company's electric LVAS receives FDA commercial approval, sales of the electric LVAS will fluctuate depending upon the number of implants performed in ongoing studies at approved clinical sites and the number of implementation programs sold. The electric version of the LVAS is currently being used in the U.S. in clinical trials for patients awaiting heart transplants and, in late 1995, the FDA approved the protocol for conducting clinical trials of the electric LVAS as an alternative to heart transplant. In August 1995, the Company received the CE Mark allowing commercial sale of the electric LVAS in European Community countries. It is being used in Europe as both a bridge-to-transplant and as an alternative to heart transplant.
        In general, a profit cannot be earned from the sale of an LVAS until approval of the device has been received from the FDA for commercial sale. Until such approval is obtained, only the direct and indirect costs of the LVAS can be recovered, which are included in the Company's revenues. With the FDA's approval of the air-driven LVAS, the Company began earning a profit on the sale of such systems in the fourth quarter of 1994. In October 1994, the Company announced a price increase in the U.S. for its air-driven LVAS that was phased in during a six-month period and that more than doubled the average price of the air-driven LVAS.
        The Company derives its revenues from two types of sales: implementation programs and subsequent implants. Implementation programs consist of initial sales to new clinical centers or foreign distributors, as well as sales of a new system, such as the electric LVAS, to an existing customer. Revenues recorded from subsequent implants consist of sales to an existing customer other than the initial sale of the implementation program. In general, the Company receives greater revenues from the sale of an implementation program than from a subsequent implant.



                                       20PAGE

   Thermo Cardiosystems Inc.


   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Results of Operations

   1995 Compared With 1994

   Revenues almost doubled in 1995 to $20,593,000 from $10,409,000 in 1994. Revenues in 1995 increased approximately 47% as a result of the price increase that was phased in during the fourth quarter of 1994 and the first two quarters of 1995. Revenues also increased due to a 43% increase in the number of air-driven and electric LVAS units shipped during 1995 compared with 1994. The number of implementation programs sold in 1995 were comparable to those sold in 1994.
        The gross profit margin increased to 57% in 1995 from 51% in 1994, primarily due to the price increase and, to a lesser extent, the increase in sales volume and improvements in manufacturing efficiencies. The Company will continue to be unable to earn a profit on sales of the electric LVAS until FDA approval of that system is obtained.
        The Company recorded operating income of $4,313,000 in 1995, compared with an operating loss of $944,000 in 1994. This improvement resulted primarily from an increased gross profit margin on higher revenues, partially offset by increased expenses to market and distribute the Company's LVAS.
        Interest income increased to $5,117,000 in 1995 from $4,147,000 in 1994, principally due to higher prevailing interest rates in 1995 compared with 1994. Interest expense decreased to $274,000 in 1995 from $375,000 in 1994, primarily as a result of lower amortization of deferred issuance costs associated with the Company's noninterest-bearing subordinated convertible debentures due to the conversion of $21,358,000 principal amount of these debentures in 1995.
        The effective tax rate decreased to 28% in 1995 from 35% in 1994, primarily due to the reversal of the tax valuation allowance that was no longer required (Note 5).

   1994 Compared With 1993

   Revenues in 1994 were $10,409,000, compared with $3,524,000 in 1993.
   Revenues increased in 1994 principally due to an increase in the number of implementation programs sold. Thirty-one implementation programs were sold in 1994, compared with ten implementation programs sold in 1993. Eight implementation programs, or 26% of the total programs sold in 1994, were a result of FDA commercial approval of the air-driven LVAS. The increase in revenues also reflects an increase in the number of subsequent implants, primarily of the air-driven LVAS, performed at existing sites in 1994. Of the total increase in revenues in the fourth quarter of 1994, approximately $250,000 was a result of the price increase that became effective during that period.
        The gross profit margin increased to 51% in 1994 from 43% in 1993, primarily due to the increase in sales volume, improvements in manufacturing efficiencies, and the first phase of the price increase for the air-driven system, which became effective in the fourth quarter of 1994.
                                       21PAGE

   Thermo Cardiosystems Inc.


   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   1994 Compared With 1993 (continued)

        The Company recorded an operating loss of $944,000 in 1994, compared with a loss of $3,174,000 in 1993. The lower operating loss resulted primarily from an increased gross profit margin on higher revenues, partially offset by increased expenses to develop and market the Company's LVAS. The Company recorded operating income of $384,000 in the fourth quarter of 1994.
        Interest income increased to $4,147,000 in 1994 from $3,508,000 in 1993, primarily as a result of higher average invested amounts derived from the Company's issuance of $33,000,000 principal amount of noninterest-bearing subordinated convertible debentures in January 1994. Interest expense increased to $375,000 in 1994 from $94,000 in 1993. Interest expense relating to the amortization of deferred issuance costs associated with the debentures issued in January 1994 more than offset the decrease in interest expense due to the conversion of $1,920,000 principal amount of a 4% subordinated convertible note in the second half of 1993.

   Liquidity and Capital Resources

   Working capital, including cash, cash equivalents, and short-term available-for-sale investments, was $60,383,000 at December 30, 1995, compared with $44,121,000 at December 31, 1994. Cash, cash equivalents, and short- and long-term available-for-sale investments were $90,474,000 at December 30, 1995, compared with $84,389,000 at December 31, 1994. During 1995, $3,251,000 of cash was provided by operating activities and the Company expended $1,063,000 on purchases of machinery, equipment and leasehold improvements.
        In 1996, the Company expects to make capital expenditures of approximately $1,500,000, principally for manufacturing and tooling equipment and leasehold improvements for the continued development and production of the Company's LVAS. The Company believes it has adequate resources to meet its financial needs for the foreseeable future.












                                       22PAGE

   Thermo Cardiosystems Inc.


   Selected Financial Information


   (In thousands except
   per share amounts)         1995(a)  1994(b)     1993     1992(c)     1991
   -------------------------------------------------------------------------

   Statement of Income Data:
    Revenues                $ 20,593  $10,409   $ 3,524    $ 2,441   $ 1,975
    Net income (loss)          6,925    1,899       404         18      (794)
    Earnings (loss)
     per share                   .28      .08       .02          -      (.05)

   Balance Sheet Data:
    Working capital         $ 60,383  $44,121   $16,059    $15,118   $22,253
    Total assets             106,186   94,864    59,838     59,072    43,838
    Long-term obligations     11,642   33,450       600      2,520    29,000
    Common stock subject
     to redemption                 -        -         -      5,468     5,486
    Shareholders'
     investment               91,339   58,357    57,978     50,038     8,563

   (a) Reflects conversion of $21,358,000 principal amount of noninterest-bearing subordinated convertible debentures.
   (b) Reflects the January 1994 issuance of $33,000,000 principal amount of noninterest-bearing subordinated convertible debentures due 1997.
   (c) Reflects a public offering of the Company's common stock for net proceeds of $14,359,000 and conversion of $26,000,000 principal amount of 6% subordinated convertible notes.


   Quarterly Information (Unaudited)
   (In thousands except per share amounts)

   1995                                First    Second     Third    Fourth
   -----------------------------------------------------------------------
   Revenues                           $4,392    $5,589    $5,068    $5,544
   Gross profit                        2,464     3,249     2,895     3,175
   Net income                          1,152     1,671     1,891     2,211
   Earnings per share                    .05       .07       .08       .09


   1994                                First    Second     Third  Fourth(a)
   -----------------------------------------------------------------------
   Revenues                           $2,060    $2,313    $2,524    $3,512
   Gross profit                          896     1,117     1,237     2,032
   Net income                            302       417       387       793
   Earnings per share                    .01       .02       .02       .03

   (a)Reflects the impact of the approval by the U.S. Food and Drug Administration for the commercial sale of the air-driven LVAS.
                                     23PAGE

   Thermo Cardiosystems Inc.

   Common Stock Market Information

   The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TCA) for 1995 and 1994.

                                   1995               1994
                            -----------------   ----------------
                  Quarter      High       Low      High      Low
                  ----------------------------------------------

                 First      $29 3/4   $15 5/8   $23 3/8  $16
                 Second      39 1/8    28 1/4    23 1/8   18 7/8
                 Third       49 3/4    36 1/4    21 3/8   17 5/8
                 Fourth      77 1/4    42 5/8    22       15
        As of January 26, 1996, the Company had 447 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 26, 1996, was $75 1/2 per share.

   Stock Transfer Agent

   American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

                  American Stock Transfer & Trust Company
                  Shareholder Services Department
                  40 Wall Street, 46th Floor
                  New York, New York 10005
                  (718) 921-8200

   Shareholder Services

   Shareholders of Thermo Cardiosystems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly reports and press releases are also available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com).

   Dividend Policy

   Except for a $.01 per share dividend distributed to partially offset income tax liability relating to the Company's recapitalization in 1990, the Company has never paid any cash dividends because its policy is to use earnings to finance expansion and growth. The Company's Board of Directors anticipates that for the foreseeable future no cash dividends will be paid on the Company's common stock.
                                       24PAGE

   Thermo Cardiosystems Inc.

   Form 10-K Report

   A copy of the Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

   Annual Meeting

   The annual meeting of shareholders will be held on Monday, May 20, 1996, at 11:00 a.m. at the Turnberry Isle Resort & Club, Aventura, Florida.












                                       25PAGE