Form 10-K, Exhibit 13
period 1996-12-28
THERMO CARDIOSYSTEMS INC
filed 1997-03-17
CIK 841939

Exhibit 13






















                            THERMO CARDIOSYSTEMS INC.

                        Consolidated Financial Statements

                                      1996
PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)       1996       1995       1994
    ------------------------------------------------------------------------
    Revenues (Note 11)                         $29,970    $20,593   $10,409
                                               -------    -------   -------

    Costs and Operating Expenses:
      Cost of revenues                          11,891      8,810     5,127
      Selling, general, and administrative
        expenses (Note 7)                        6,697      4,146     2,789
      Research and development expenses          3,839      3,324     3,437
      Write-off of acquired technology (Note 3)  4,909          -         -
                                               -------    -------   -------
                                                27,336     16,280    11,353
                                               -------    -------   -------

    Operating Income (Loss)                      2,634      4,313      (944)

    Interest Income                              5,297      5,117     4,147
    Interest Expense (Note 6)                      (80)      (274)     (375)
    Gain on Sale of Investments, Net (Note 2)      919        421        97
                                               -------    -------   -------
    Income Before Provision for Income Taxes     8,770      9,577     2,925
    Provision for Income Taxes (Note 5)          3,412      2,652     1,026
                                               -------    -------   -------
    Net Income                                 $ 5,358    $ 6,925   $ 1,899
                                               =======    =======   =======
    Earnings per Share                         $   .15    $   .19   $   .05
                                               =======    =======   =======
    Weighted Average Shares                     36,569     37,273    36,930
                                               =======    =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.



                                        2PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1996        1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                        $  1,030     $  4,398
      Short-term available-for-sale investments,
        at quoted market value (amortized cost
        of $46,511 and $45,392; Note 2)                  46,455       46,123
      Accounts receivable, less allowances
        of $474 and $309                                  9,443        5,013
      Inventories                                        10,244        6,149
      Prepaid and refundable income taxes (Note 5)        2,330        1,905
                                                       --------     --------
                                                         69,502       63,588
                                                       --------     --------
    Machinery, Equipment, and Leasehold
      Improvements, at Cost                               3,762        2,819
        Less: Accumulated depreciation and
              amortization                                2,082        1,435
                                                       --------     --------
                                                          1,680        1,384
                                                       --------     --------
    Long-term Available-for-sale Investments,
      at Quoted Market Value (amortized cost
      of $33,929 and $39,795; Note 2)                    33,920       39,953
                                                       --------     --------
    Prepaid Income Taxes (Note 5)                         1,746          783
                                                       --------     --------
    Other Assets                                            273          478
                                                       --------     --------
                                                       $107,121     $106,186
                                                       ========     ========








                                        3PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

    (In thousands except share amounts)                     1996        1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Current maturity of subordinated convertible
        obligations (Note 6)                           $  3,755    $      -
      Accounts payable                                    1,847        1,670
      Accrued payroll and employee benefits                 712          864
      Other accrued expenses                                833          374
      Due to parent company and Thermo Electron
        Corporation                                          67          297
                                                       --------     --------
                                                          7,214        3,205
                                                       --------     --------
    Subordinated Convertible Obligations (Note 6)             -       11,642
                                                       --------     --------

    Commitments and Contingency (Notes 7 and 8)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.10 par value, 100,000,000
        shares authorized; 36,872,257 and 24,126,947
        shares issued                                     3,687        2,413
      Capital in excess of par value                     91,566       82,344
      Retained earnings                                  13,549        8,191
      Treasury stock at cost, 235,509 and 18,097
        shares                                           (8,854)      (2,186)
      Net unrealized gain (loss) on available-
        for-sale investments (Note 2)                       (41)         577
                                                       --------     --------
                                                         99,907       91,339
                                                       --------     --------
                                                       $107,121     $106,186
                                                       ========     ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                        4PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                                1996       1995       1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                             $  5,358   $  6,925    $  1,899
      Adjustments to reconcile net income to
        net cash provided by operating
        activities:
          Write-off of acquired technology
            (Note 3)                            4,909          -           -
          Depreciation and amortization           875        925         620
          Provision for losses on accounts
            receivable                            165        120         170
          Gain on sale of investments, net
            (Note 2)                             (919)      (421)        (97)
          Deferred income tax benefit          (1,929)    (1,437)        (81)
          Changes in current accounts,
            excluding the effects of
            acquisition:
              Accounts receivable              (4,582)      (877)     (3,169)
              Inventories                      (4,036)    (2,142)     (1,007)
              Refundable income taxes             873       (780)        102
              Accounts payable                    177        870         524
              Other current liabilities         2,214      1,568       1,535
                                             --------   --------    --------
    Net cash provided by operating
      activities                                3,105      4,751         496
                                             --------   --------    --------

    Investing Activities:
      Acquisition (Note 3)                     (5,013)         -           -
      Proceeds from sale and maturities of
        available-for-sale investments         89,615     84,782      32,121
      Purchases of available-for-sale
        investments                           (83,947)   (92,707)    (54,988)
      Purchases of machinery, equipment, and
        leasehold improvements                   (921)    (1,063)       (446)
      Increase in other assets                      -       (190)       (100)
                                             --------   ---------   --------
    Net cash used in investing activities        (266)    (9,178)    (23,413)
                                             --------   ---------   --------

    Financing Activities:
      Purchase of Company common stock         (5,665)         -           -
      Net proceeds from issuance of Company
        common stock                              741        947         593
      Payment of withholding taxes related
        to stock option exercises              (1,283)    (1,500)     (1,158)
      Net proceeds from issuance of
        subordinated convertible obligations
        (Note 6)                                    -          -      31,968
                                             --------   --------    --------
    Net cash provided by (used in)
      financing activities                   $ (6,207)  $   (553)   $ 31,403
                                             --------   --------    --------

                                        5PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

    (In thousands)                               1996       1995        1994
    ------------------------------------------------------------------------
    Increase (Decrease) in Cash and Cash
      Equivalents                            $ (3,368)  $ (4,980)   $  8,486
    Cash and Cash Equivalents at Beginning
      of Year                                   4,398      9,378         892
                                             --------   --------    --------
    Cash and Cash Equivalents at End of Year $  1,030   $  4,398    $  9,378
                                             ========   ========    ========
    Cash Paid For:
      Interest                               $      -   $     29    $     36
      Income taxes                           $  2,260   $  3,191    $    130
    Noncash Activities (Note 3):
      Fair value of assets of acquired
        company                              $  5,068   $      -    $      -
      Cash paid for acquired company           (5,013)         -           -
                                             --------   --------    --------
        Liabilities assumed of acquired
          company                            $     55   $      -    $      -
                                             ========   ========    ========

      Conversions of subordinated
        obligations (Note 6)                 $  7,887   $ 21,808    $    150
                                             ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                               1996       1995       1994
    -----------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year           $ 2,413    $ 2,288     $ 2,262
      Issuance of stock under employees'
        and directors' stock plans                 9         22          24
      Conversions of subordinated
        convertible obligations (Note 6)          54        103           2
      Effect of three-for-two stock split      1,211          -           -
                                             -------    -------     -------
        Balance at end of year                 3,687      2,413       2,288
                                             -------    -------     -------

    Capital in Excess of Par Value
      Balance at beginning of year            82,344     57,081      56,355
      Issuance of stock under employees'
        and directors' stock plans               452        522         578
      Tax benefit related to employees'
        and directors' stock plans             2,190      3,335           -
      Conversions of subordinated
        convertible obligations (Note 6)       7,791     21,406         148
      Effect of three-for-two stock split     (1,211)         -           -
                                             -------    -------     -------
        Balance at end of year                91,566     82,344      57,081
                                             -------    -------     -------

    Retained Earnings
      Balance at beginning of year             8,191      1,266        (633)
      Net income                               5,358      6,925       1,899
                                             -------    -------     -------
        Balance at end of year                13,549      8,191       1,266
                                             -------    -------     -------

    Treasury Stock
      Balance at beginning of year            (2,186)    (1,089)         (6)
      Activity under employees'
        and directors' stock plans            (1,003)    (1,097)     (1,083)
      Purchases of Company common stock       (5,665)         -           -
                                             -------    -------     -------
      Balance at end of year                  (8,854)    (2,186)     (1,089)
                                             -------    -------     -------
  Net Unrealized Gain (Loss) on Available-
      for-sale Investments
      Balance at beginning of year               577     (1,189)          -
      Effect of change in accounting
        principle (Note 2)                         -           -      1,038
      Change in net unrealized gain (loss)
        on available-for-sale investments
        (Note 2)                                (618)     1,766      (2,227)
                                             -------    -------     -------
      Balance at end of year                     (41)       577      (1,189)
                                             -------    -------     -------
    Total Shareholders' Investment           $99,907    $91,339     $58,357
                                             =======    =======     =======
    The accompanying notes are an integral part of these consolidated financial statements.
                                        7PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

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

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        The Company was incorporated in 1988 as a wholly owned subsidiary of Thermedics Inc. (Thermedics). Prior to that time, the business was conducted as a division of Thermedics. As of December 28, 1996, Thermedics owned 19,757,612 shares of the Company's common stock, representing 54% of such stock outstanding. Thermedics is a 55%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 46,278 shares of the Company's common stock, representing .13% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Cash and Cash Equivalents
        As of December 28, 1996, $1,018,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates market value.

                                        8PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Raw materials                                         $ 7,349   $ 2,645
    Work in process                                         2,578     3,141
    Finished goods                                            317       363
                                                          -------   -------
                                                          $10,244   $ 6,149
                                                          =======   =======

    Machinery, Equipment, and Leasehold Improvements
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property, as follows: machinery and equipment, five to eight years, and leasehold improvements, the shorter of the term of the lease or the life of the asset.

    Revenue Recognition
        The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share have been computed based upon the weighted average number of shares outstanding during the year. Weighted average shares in 1995 and 1994 includes the effect of common stock equivalents, which represents the assumed conversion of the Company's noninterest-bearing

                                        9PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    subordinated convertible obligations and the assumed exercise of stock options and warrants that were computed using the treasury stock method. Weighted average shares in 1996 does not include the effect of common stock equivalents as the effect on earnings per share would be immaterial.

    Stock Split
        All share and per share information, except for share information in the accompanying 1995 balance sheet, has been restated to reflect a three-for-two stock split effected in the form of a 50% stock dividend, distributed in May 1996.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

                                       10PAGE

   Thermo Cardiosystems Inc.                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

   2.  Available-for-sale Investments (continued)

       The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of December 28, 1996, and December 30, 1995, are as follows:

                                                            Gross       Gross
                                   Market        Cost  Unrealized  Unrealized
   (In thousands)                   Value       Basis       Gains      Losses
   --------------------------------------------------------------------------
   1996
   Government agency securities  $76,901      $76,917     $     -    $   (16)
   Corporate bonds                 1,014        1,006           8          -
   Other                           2,460        2,517           -        (57)
                                 -------      -------     -------    -------
                                 $80,375      $80,440     $     8    $   (73)
                                 =======      =======     =======    =======

   1995
   Government agency securities  $83,906      $83,035     $   948    $   (77)
   Corporate bonds                 1,028        1,010          18          -
   Other                           1,142        1,142           -          -
                                 -------      -------     -------    -------
                                 $86,076      $85,187     $   966    $   (77)
                                 =======      =======     =======    =======

        Short- and long-term available-for-sale investments in the accompanying 1996 balance sheet include $45,459,000 with contractual maturities of one year or less, $34,067,000 with contractual maturities of more than one year through five years, and $849,000 with contractual maturities of more than five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments, net, resulted from gross realized gains of $1,040,000 and $439,000 and gross realized losses of $121,000 and $18,000 in 1996 and 1995, respectively, and gross realized gains of $97,000 in 1994, relating to the sale of available-for-sale investments.

   3.  Acquisition

       In December 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc. (Nimbus), a research and development organization, specializing in ventricular-assist devices and total artificial hearts, for $5,013,000 in cash. Nimbus is engaged strictly in research and development activities and, through its

                                       11PAGE

   Thermo Cardiosystems Inc.                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

   3.  Acquisition (continued)

   acquisition date, had not completed development of any commercial products for which it retains ownership rights. Nimbus' assets acquired by the Company included certain technology in development. The feasibility of the technology in development had not been conclusively established at the acquisition date and such technology had no future use other than in potential future generations of heart-assist devices or in total artificial hearts. In connection with the acquisition of Nimbus, the Company wrote off $4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost.
       This acquisition has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from the date of acquisition. Pro forma data is not presented since this acquisition was not material to the Company's results of operations.

   4.  Employee Benefit Plans

   Stock-based Compensation Plans

   Stock Option Plans
   ------------------
       The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1988, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermedics and Thermo Electron.

   Employee Stock Purchase Program
   -------------------------------
       Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo
                                       12PAGE

   Thermo Cardiosystems Inc.                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1996, 1995, and 1994, the Company issued 3,469 shares, 7,881 shares, and 7,395 shares, respectively, of its common stock under this program.

   Pro Forma Stock-based Compensation Expense
       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1996 and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

   (In thousands except per share amounts)                 1996      1995
   Net income:
     As reported                                         $5,358    $6,925
     Pro forma                                            4,823     6,795
   Earnings per share:
     As reported                                            .15       .19
     Pro forma                                              .13       .18

       Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
       The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                        1996           1995
   ------------------------------------------------------------------------
   Volatility                                           50%            50%
   Risk-free interest rate                             6.2%           6.0%
   Expected life of options                       6.6 years      4.7 years

                                       13PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4. Employee Benefit Plans (continued)

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Stock Option Activity
      A summary of the Company's stock option activity is as follows:

                              1996              1995               1994
                        ----------------  ----------------  -----------------
                                Weighted          Weighted           Range of
                        Number   Average  Number   Average  Number     Option
   (Shares in               of  Exercise      of  Exercise      of     Prices
   thousands)           Shares     Price  Shares     Price  Shares  per Share
   --------------------------------------------------------------------------
   Options outstanding,                                              $ 1.15-
     beginning of year  1,137    $ 9.84    1,458   $ 6.05    1,730    12.12
                                                                      10.63-
       Granted            189     32.90      121    28.34      144    14.19
                                                                       1.15-
       Exercised         (179)     3.67     (429)    2.13     (385)    5.93
                                                                       1.15-
       Forfeited          (17)    15.55      (13)   11.03      (31)   12.12
                        -----              -----             -----
   Options outstanding,                                              $ 1.15-
     end of year        1,130    $14.59    1,137   $ 9.84    1,458   $14.19
                        =====    ======    =====   ======    =====   ======
                                                                     $ 1.15-
   Options exercisable  1,130    $14.59    1,137   $ 9.84    1,455   $14.19
                        =====    ======    =====   ======    =====   ======
   Options available
     for grant            453                625               733
                        =====              =====             =====
   Weighted average fair
     value per share of
     options granted
     during year                 $18.23            $14.02
                                 ======            ======

                                       14PAGE

    Thermo Cardiosystems Inc.                      1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

       A summary of the status of the Company's stock options at December 28, 1996, is as follows:

                                       Options Outstanding and Exercisable
                                       -----------------------------------
                                                                  Weighted
                                        Number  Weighted Average   Average
                                            of         Remaining  Exercise
   Range of Exercise Prices             Shares  Contractual Life     Price
   -----------------------------------------------------------------------
   (Shares in thousands)

   $ 1.15 - $13.10                         822         5.6 years    $ 8.42
     3.11 -  25.06                          23         4.2 years     19.02
    25.07 -  37.01                         224         8.9 years     28.59
    37.02 -  48.97                          61         5.4 years     44.46
                                         -----
   $ 1.15 - $48.97                       1,130         6.2 years    $14.59
                                         =====

   401(k) Savings Plan
       Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $192,000, $135,000, and $91,000 in 1996, 1995, and 1994, respectively.

   5.  Income Taxes

       The components of the provision for income taxes are as follows:

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Currently payable:
     Federal                                   $ 5,219   $ 4,024    $ 1,057
     State                                         122        65         50
                                               -------   -------    -------
                                                 5,341     4,089      1,107
                                               -------   -------    -------
   Net deferred (prepaid):
     Federal                                    (2,185)   (1,437)       (81)
     State                                         256         -          -
                                               -------   -------    -------
                                                (1,929)   (1,437)       (81)
                                               -------   -------    -------
                                               $ 3,412   $ 2,652    $ 1,026
                                               =======   =======    =======

       The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of

                                       15PAGE

    Thermo Cardiosystems Inc.                      1996 Financial Statements

                   Notes to Consolidated Financial Statements

   5.  Income Taxes (continued)

   exercise. The provision for income taxes that is currently payable does not reflect $2,190,000 and $3,335,000 of such benefits that have been allocated to capital in excess of par value in 1996 and 1995, respectively.
       The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

   (In thousands)                                    1996     1995     1994
   ------------------------------------------------------------------------
   Provision for income taxes at statutory rate $2,982 $3,256 $ 994 Increases (decreases) resulting from:
     State income taxes, net of federal tax
       benefit                                        249       43       32
     Reversal of valuation allowance                    -     (725)       -
     Other                                            181       78        -
                                                   ------   ------   ------
                                                   $3,412   $2,652   $1,026
                                                   ======   ======   ======

       The Company's valuation allowance was reversed in 1995 as a result of reduced uncertainty surrounding the realization of future tax benefits. The portion of the reduction in the valuation allowance that related to stock options was recorded as an increase to capital in excess of par value.
       Short- and long-term prepaid income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                   1996      1995
   ---------------------------------------------------------------
   Prepaid income taxes:
     State tax loss and credit carryforwards       $  434   $  868
     Available-for-sale investments                   360       20
     Inventory basis difference                       483      200
     Accrued compensation                             277      220
     Allowance for doubtful accounts                  189      123
     Reserves and accruals                            114       83
     Write-off of acquired technology (Note 3)      1,865        -
     Other, net                                        25      (29)
                                                   ------   ------
                                                   $3,747   $1,485
                                                   ======   ======

   6.  Subordinated Convertible Obligations

       In January 1994, the Company issued and sold at par value $33,000,000 principal amount of noninterest-bearing subordinated convertible debentures due January 1997. The debentures are convertible into shares of the Company's common stock at a conversion price of $14.49 per share.

                                       16PAGE

    Thermo Cardiosystems Inc.                      1996 Financial Statements

                   Notes to Consolidated Financial Statements

   6.  Subordinated Convertible Obligations (continued)

       During 1996, 1995, and 1994, $7,887,000, $21,808,000, and $150,000,
   respectively, of subordinated convertible debentures were converted into 544,168 shares, 1,541,976 shares, and 22,783 shares, respectively, of the Company's common stock.
       In January 1997, all of the remaining principal amount of the debentures was converted into common stock of the Company.
       The Company's convertible obligations are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
       See Note 10 for the fair value information pertaining to the Company's subordinated convertible obligations.

   7.  Related Party Transactions

   Corporate Services Agreement
       The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses data processing services of a majority-owned subsidiary of Thermo Electron, and accounting, personnel, and administrative services of Thermedics. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $618,000, $478,000, and $368,000 in 1996, 1995, and
   1994, respectively. Management believes that the service fees charged by Thermo Electron, its majority-owned subsidiary, and Thermedics are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Operating Leases
       The Company subleases office and research facilities from Thermedics and is charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its prime lease. This sublease expires in February 1999. The accompanying statement of income includes expenses from the sublease of $116,000, $134,000, and $140,000 in 1996, 1995, and 1994, respectively. Currently, the cost of the area occupied by the Company is $116,000 per year.

                                       17PAGE

    Thermo Cardiosystems Inc.                      1996 Financial Statements

                   Notes to Consolidated Financial Statements

   7.  Related Party Transactions (continued)

        Subsequent to year-end 1996, the Company subleased office and research facilities from Thermedics Detection Inc. (Thermedics
   Detection), a majority-owned subsidiary of Thermedics, under a two-year sublease agreement. The cost of the area occupied by the Company will be $40,000 in 1997 and $44,000 in 1998.

   Repurchase Agreement
       The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

   8.  Commitment and Contingency

   Operating Lease
       In addition to the operating leases described in Note 7, the Company leases office and research facilities under an operating lease agreement expiring in 2000. Future minimum payments due under this lease at December 28, 1996, are $105,000 in 1997; $112,000 in 1998 and 1999; and
   $107,000 in 2000. Total future minimum lease payments are $436,000.

   Contingency
       The Company has received correspondence alleging that the textured surface of the LVAS housing infringed the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel, believes that if the Company were sued on these bases, it would have meritorious defenses.

   9.  Stock Purchase Warrant and Common Stock

        In May 1993, in connection with an agreement to develop a material to be used in the Company's LVAS, the Company granted to a third party the right to purchase from the Company 60,000 shares of the Company's common stock at a price of $5.83 per share, which was the fair market value of the Company's common stock on the date of grant. This warrant is exercisable immediately and expires ten years after the date of grant.
        At December 28, 1996, the Company had reserved 2,161,838 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible conversion of its outstanding subordinated convertible obligations, and possible issuance under the stock purchase warrant.

   10.  Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, due to parent company and Thermo Electron Corporation, and current and long-term subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and current and long-term subordinated

                                       18PAGE

    Thermo Cardiosystems Inc.                      1996 Financial Statements

                   Notes to Consolidated Financial Statements

   10.  Fair Value of Financial Instruments (continued)

   convertible obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of the Company's subordinated convertible obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's subordinated convertible obligations are as follows:
                                      1996                    1995
                              --------------------    --------------------
                              Carrying        Fair    Carrying        Fair
   (In thousands)               Amount       Value      Amount       Value
   -----------------------------------------------------------------------
   Subordinated convertible
     obligations (1)           $ 3,755     $ 7,435     $11,642     $41,489

   (1) The fair value of subordinated convertible obligations at December 28, 1996, and December 30, 1995, exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the subordinated convertible obligations.

   11.  Significant Customers, Export Sales, and Concentrations of Risk

        No customer accounted for 10% or more of the Company's total revenues in 1996 and 1995. Revenues from AMETEC (a licensed distributor of the Company's LVAS in Germany) accounted for 10% of the Company's total revenues in 1994.
        In 1996 and 1995, export revenues were $4,622,000 and $2,353,000, respectively. In 1994, export revenues to Germany, other European countries, and other countries were $1,032,000, $1,278,000, and $817,000, respectively.
        Certain raw materials used in the manufacture of the Company's LVAS are available from only one or two suppliers. The Company is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying alternative materials and components or developing alternative sources for materials or components supplied by a single source. Although the Company believes that it has adequate supplies of materials and components to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials or components in the future that could delay shipments of the LVAS.

                                       19PAGE

    Thermo Cardiosystems Inc.                      1996 Financial Statements

                   Notes to Consolidated Financial Statements

   12.  Unaudited Quarterly Information

   (In thousands except per share amounts)

   1996                            First    Second     Third  Fourth(a)
   --------------------------------------------------------------------
   Revenues                        $6,693    $7,429    $7,594    $8,254
   Gross profit                     4,274     5,033     5,004     3,768
   Net income (loss)                2,411     2,399     2,762    (2,214)
   Earnings (loss) per share          .06       .07       .08      (.06)

   1995                            First    Second     Third    Fourth
   -------------------------------------------------------------------
   Revenues                        $4,392    $5,589    $5,068    $5,544
   Gross profit                     2,464     3,249     2,895     3,175
   Net income                       1,152     1,671     1,891     2,211
   Earnings per share                 .03       .04       .05       .06

   (a) Includes a write-off of $4,909,000 of acquired technology.










                                       20PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Cardiosystems Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Cardiosystems Inc. (a Massachusetts corporation and 54%-owned subsidiary of Thermedics Inc.) and subsidiary as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Cardiosystems Inc. and subsidiary as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP



    Boston, Massachusetts
    February 6, 1997




                                       21PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the caption "Forward-looking Statements."

    Overview

        The Company is a leader in the research, development, and manufacture of implantable left ventricular-assist systems (LVAS). Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease.
        In general, a profit cannot be earned from the sale of an LVAS in the United States until approval of the device has been received from the U.S. Food and Drug Administration (FDA) for commercial sale. Until such approval is obtained, only the direct and indirect costs of the LVAS can be recovered, which are included in the Company's revenues. With the FDA's approval of the air-driven LVAS, the Company began earning a profit on the sale of such systems in the fourth quarter of 1994. In October 1994, the Company announced a price increase in the U.S. for its air-driven LVAS that was phased in during a six-month period and more than doubled the average price of the air-driven LVAS.
        The Company derives its revenues from two types of sales: implementation programs and subsequent implants. Implementation programs consist of initial sales to new clinical centers or foreign distributors, as well as sales of a new system, such as the electric LVAS, to an existing customer. Revenues recorded from subsequent implants consist of sales to an existing customer other than the initial sale of the implementation program. In general, the Company receives greater revenues from the sale of an implementation program than from a subsequent implant.
        In December 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc. (Nimbus), a research and development organization. Nimbus has been involved in artificial heart technology for more than 20 years and has carried out research in two primary fields: ventricular-assist devices and total artificial hearts. Nimbus was instrumental in developing the basic technology for high-speed rotary blood pumps. Because of their smaller size, rotary blood pumps may potentially be used to provide cardiac support in small adults and in children.

                                       22PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations

    1996 Compared With 1995
        Revenues in 1996 increased 46% to $29,970,000 from $20,593,000 in
    1995, primarily due to a 61% increase in the number of air-driven and electric LVAS units shipped for subsequent implant and a 30% increase in the number of LVAS implementation programs sold during 1996. The Company expects that shipments of LVAS units will stabilize at current levels until the electric system is approved for commercial sale in the U.S. and for use outside the hospital. The Company believes that this approval could occur during 1997, however, there can be no assurance that the Company will receive this approval within the expected time period, or at all.
        The gross profit margin increased to 60% in 1996 from 57% in 1995, primarily due to an increase in revenues from higher-margin implementation programs, an increase in sales volume and, to a lesser extent, manufacturing efficiencies. These increases were offset in part by costs associated with modifications made to the Company's LVAS. The Company will continue to be unable to earn a profit on sales of the electric LVAS in the U.S. until FDA approval of that system is obtained.
        Selling, general, and administrative expenses as a percentage of revenues increased to 22% in 1996 from 20% in 1995 as a result of higher marketing expenses due to an increase in the Company's sales force. This increase was offset in part by the effect of lower expenses as a percentage of revenues due to an increase in sales volume.
        Research and development expenses of $3,839,000 in 1996 and $3,324,000 in 1995 reflect the Company's continued development of the LVAS. The Company does not expect research and development expenses to increase materially as a result of its acquisition of Nimbus, as most of Nimbus' research and development costs have historically been funded through government contracts.
        In connection with the December 1996 acquisition of Nimbus, the Company wrote off $4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost (Note 3).
        Interest income increased to $5,297,000 in 1996 from $5,117,000 in 1995, primarily as a result of higher invested balances. Interest expense decreased to $80,000 in 1996 from $274,000 in 1995, primarily as a result of lower amortization of deferred issuance costs associated with the Company's noninterest-bearing subordinated convertible debentures due to the conversion of $7,887,000 principal amount of these debentures in 1996.
        The Company recorded a gain on sale of investments, net, of $919,000 in 1996, compared with $421,000 in 1995 (Note 2).
        The effective tax rates were 39% and 28% in 1996 and 1995, respectively. The effective tax rate in 1996 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes. The effective tax rate in 1995 was below the statutory federal income tax rate due to the reversal of a tax valuation allowance that was no longer required.
                                       23PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994
        Revenues almost doubled in 1995 to $20,593,000 from $10,409,000 in 1994. Revenues in 1995 increased approximately 47% as a result of the price increase that was phased in during the fourth quarter of 1994 and the first two quarters of 1995. Revenues also increased due to a 43% increase in the number of air-driven and electric LVAS units shipped during 1995 compared with 1994. The number of implementation programs sold in 1995 were comparable to those sold in 1994.
        The gross profit margin increased to 57% in 1995 from 51% in 1994, primarily due to the price increase and, to a lesser extent, the increase in sales volume and improvements in manufacturing efficiencies.
        The Company recorded operating income of $4,313,000 in 1995, compared with an operating loss of $944,000 in 1994. This improvement resulted primarily from an increased gross profit margin on higher revenues, partially offset by increased expenses to market and distribute the Company's LVAS.
        Interest income increased to $5,117,000 in 1995 from $4,147,000 in 1994, principally due to higher prevailing interest rates in 1995 compared with 1994. Interest expense decreased to $274,000 in 1995 from $375,000 in 1994, primarily as a result of lower amortization of deferred issuance costs associated with the Company's noninterest-bearing subordinated convertible debentures due to the conversion of $21,358,000 principal amount of these debentures in 1995.
        The effective tax rate decreased to 28% in 1995 from 35% in 1994, primarily due to the reversal of a tax valuation allowance that was no longer required.

    Liquidity and Capital Resources

        Working capital was $62,288,000 at December 28, 1996, compared with $60,383,000 at December 30, 1995. Cash, cash equivalents, and short- and long-term available-for-sale investments were $81,405,000 at December 28, 1996, compared with $90,474,000 at December 30, 1995. During 1996,
    $3,105,000 of cash was provided by operating activities. Cash provided by the Company's operating results was offset in part by $4,582,000 and $4,036,000 of cash used to fund increases in accounts receivable and inventories, respectively. These increases were primarily due to a 46% increase in sales volume and corresponding increases in production levels.
        During 1996, the Company's primary investing activities, excluding purchases, sales, and maturities of available-for-sale investments, included an acquisition and capital expenditures. In December 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Nimbus for $5,013,000 in cash (Note 3). The Company expended $921,000 on purchases of machinery, equipment, and leasehold improvements during 1996.
        During 1996, the Company expended $6,207,000 for financing activities. The Company's Board of Directors has authorized the repurchase, through August 12, 1997, of up to $10.0 million of its own securities. Any such purchases would be funded from working capital. Through December 28, 1996, the Company had expended $5,665,000 under this authorization.
                                       24PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

        In 1997, the Company expects to make capital expenditures of approximately $1,600,000, principally for manufacturing and tooling equipment and leasehold improvements for the continued development and production of the Company's LVAS. The Company believes it has adequate resources to meet its financial needs for the foreseeable future.
















                                       25PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Uncertainty of Regulatory Approval for Biomedical Devices. The Company's left ventricular-assist systems (LVAS) are subject to approval by the U.S. Food and Drug Administration (FDA) before they may be sold at a profit in the U.S. The Company is also subject to regulatory requirements in foreign countries in which the Company markets its devices. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. Even after FDA approval has been obtained, such approval can be suspended or revoked if the FDA does not continue to be satisfied with the safety and efficacy of a product. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, recalls of products, operating restrictions, and criminal prosecutions.
        In October 1994, the Company received FDA approval for the commercial sale of its pneumatic LVAS. In April 1994, the Company received the CE Mark for commercial sale of the pneumatic LVAS in all European Union countries. The Company has developed the HeartPak(TM), a lightweight, portable console that can be carried over the shoulder and can be used as an alternative to the larger external console approved for use with the pneumatic LVAS. The HeartPak received the CE Mark in February 1995 and the HeartPak is currently in Phase I clinical trials in the U.S. The Company's electric LVAS is currently in use in clinical trials in the U.S. These trials are testing the safety and efficacy of the device as both a bridge to transplant and as an alternative to medical therapy. The electric LVAS received the CE Mark in August 1995.
        No assurance can be given that the Company will file a supplement to its premarket approval (PMA) application with the FDA with respect to the electric LVAS on a timely basis, or at all, or that the PMA supplement, if filed, will ultimately be approved by the FDA. In addition, any design changes to the Company's LVAS, including use of the portable console for the pneumatic LVAS, must be approved pursuant to a supplement to an approved PMA application. Failure of the Company to obtain FDA approval for the commercial sale of the electric LVAS, either as a bridge to transplant or as an alternative to medical therapy, would have a material adverse effect on the Company's long-term growth prospects. In addition, failure of the Company to obtain approval for the HeartPak portable console would require patients supported by the pneumatic LVAS to remain hospitalized. This could materially decrease the market for the pneumatic LVAS.
        Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. Without the financial support of the government or third-party insurers, the market for the Company's devices will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated

                                       26PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                           Forward-looking Statements

    reimbursement systems designed to slow the escalation of healthcare costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new healthcare policies intended to curb rising costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.
        In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to the Company's HeartMate pneumatic LVAS. Several major nongovernment insurers have already agreed to offer coverage for the pneumatic LVAS. Even though reimbursement has been established by HCFA and by certain nongovernment insurers, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the pneumatic LVAS will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving the Company's systems would have a material adverse effect on the Company's business.
        Uncertainty of Opinion Leader Acceptance and Support. A limited number of cardiac surgeons and cardiologists influence medical device selection and purchase decisions for a large portion of the target patient population. The Company will achieve its business objectives only if its LVAS are recommended for use by such opinion leaders. The Company has developed working relationships with a number of leading medical centers, and its existing and proposed LVAS have been well received by opinion leaders in cardiac surgery and cardiology. Moreover, since the inception of its work on cardiac support systems in 1966, the Company has relied upon surgical teams at medical institutions to perform clinical trials that are necessary for obtaining FDA approvals. A continuing working relationship with those and other institutions will be important to the success of the Company. No assurance can be given that existing relationships and arrangements can be maintained or that new relationships will be established. Furthermore, economic, psychological, ethical, and other concerns may limit acceptance of heart-assist devices in general, and there can be no assurance that markets of sufficient size will develop for the Company's LVAS.
        Technological Change and Competition. The Company is aware of only one other company performing clinical trials of intermediate or long-term LVAS support in humans. However, there are many organizations engaged in the development of various types of cardiac support systems, including a total artificial heart. As other organizations realize the commercial potential for LVAS, the Company believes that competition will intensify. Although the length of the regulatory approval process for medical devices such as LVAS is a barrier to entry into this market, the Company's products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's present

                                       27PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                           Forward-looking Statements

    competitors or by future entrants into the industry. Many manufacturers of medical devices have greater research and development, manufacturing, and marketing resources than those of the Company.
        Availability of Components and Raw Materials. The Company relies on a number of custom-designed components and materials supplied by other companies to manufacture its LVAS. The Company is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying alternative materials and components or developing alternative sources for materials and components supplied by a single source. Although the Company believes that it has adequate supplies of materials and components to meet demand for its products for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials or components in the future that could delay shipments of its products. The cost to the Company to evaluate and test alternative materials and components and the time necessary to obtain FDA approval for these materials are inherently difficult to determine because both time and cost are dependent on at least two factors: the similarity of the alternative material or component to the original material or component, and the amount of third-party testing that may have already been completed on alternative materials or components. There can be no assurance that the substitution of alternative materials or components would not cause delays in the Company's LVAS development programs or adversely affect the Company's ability to manufacture and ship LVAS to meet demand.
        Intellectual Property Rights. The Company relies principally upon trade secret protection and, to a lesser extent, patents to protect its proprietary rights. No assurance can be given that the Company will be able to effectively protect its trade secrets, or that competitors will not independently develop equivalent technology or design around the Company's patents. The Company's competitive position could be adversely affected if the Company is unable to protect adequately its proprietary rights. In addition, there can be no assurance that third parties will not assert claims against the Company that the Company infringes the intellectual property rights of such parties. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. or abroad. In the event that a claim relating to intellectual property is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such licenses could be obtained on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture, or distribution of the Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company has received correspondence from a third party alleging that the textured surface of the LVAS infringes certain patent rights of such third party.

                                       28PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                           Forward-looking Statements

    The Company believes that it has meritorious defenses to the claims of the third party. However, no assurance can be given that the Company would be successful if litigation was commenced or that others will not claim that the Company infringes their intellectual property rights.
        Limited Manufacturing and Marketing Experience. Prior to FDA approval of commercial sale of the pneumatic LVAS, the Company was engaged only in the research and development of its LVAS. Since that time, the Company has been building its manufacturing, marketing, and sales capabilities. Although the Company has not experienced difficulties in manufacturing its LVAS at volumes, cost, and quality levels sufficient to satisfy the increased demand resulting from commercial approval, no assurance can be given that the Company will not encounter difficulties as sales volumes increase or new products and/or components are approved for commercial sale. The Company does not have experience in the large-scale commercialization of medical devices. Although the Company has added sales and marketing staff and is expanding its distribution capabilities worldwide, no assurance can be given that the Company will be able to market and sell its products successfully in high volumes.
        Product Liability. The Company faces an inherent business risk of exposure to product liability claims relating to the use of its products. Although the Company currently maintains product liability insurance against this risk, there can be no assurance that it will continue to be able to obtain such coverage at economically feasible rates, if at all, or that such coverage will be adequate in terms and scope to completely protect the Company in the event of a successful product liability claim.








                                       29PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)      1996(a)   1995(b)  1994(c)      1993      1992
    ----------------------------------------------------------------------
    Statement of Income Data:
    Revenues              $ 29,970  $ 20,593  $10,409    $ 3,524   $ 2,441
    Net income               5,358     6,925    1,899        404        18
    Earnings per share         .15       .19      .05        .01         -

    Balance Sheet Data:
    Working capital       $ 62,288  $ 60,383  $44,121    $16,059   $15,118
    Total assets           107,121   106,186   94,864     59,838    59,072
    Long-term obligations        -    11,642   33,450        600     2,520
    Common stock subject
      to redemption              -         -        -          -     5,468
    Shareholders'
      investment            99,907    91,339   58,357     57,978    50,038

    (a) Reflects conversion of $7,887,000 principal amount of noninterest-bearing subordinated convertible obligations and the December 1996 acquisition of Nimbus Medical, Inc.
    (b) Reflects conversion of $21,358,000 principal amount of noninterest-bearing subordinated convertible obligations.
    (c) Reflects the January 1994 issuance of $33,000,000 principal amount of noninterest-bearing subordinated convertible obligations due 1997.








                                       30PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements


    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TCA) for 1996 and 1995. Prices have been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in May 1996.

                                    1996               1995
                             -----------------   -----------------
                   Quarter      High       Low      High       Low
                   -----------------------------------------------
                  First      $55 1/3   $39 1/3   $19 5/6  $10 5/12
                  Second      55 3/8    39 7/12   26 1/12  18 5/6
                  Third       44 5/8    29 1/2    33 1/6   24 1/6
                  Fourth      38 1/4    23 3/8    51 1/2   28 5/12

        As of January 24, 1997, the Company had 465 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $27 per share.

    Shareholder Services
        Shareholders of Thermo Cardiosystems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/tca.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200


                                       31PAGE

    Thermo Cardiosystems Inc.                       1996 Financial Statements


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

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 1:30 p.m., at the Hyatt Regency Hotel, Hilton Head, South Carolina.
