Form 10-K, Exhibit 13
period 1998-01-03
THERMO CARDIOSYSTEMS INC
filed 1998-03-18
CIK 841939

Exhibit 13




















                            THERMO CARDIOSYSTEMS INC.

                        Consolidated Financial Statements

                                      1997
PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)    1997        1996        1995
    -----------------------------------------------------------------------
    Revenues (Note 11)                      $62,834     $63,962     $52,880
                                            -------     -------     -------
    Costs and Operating Expenses:
      Cost of revenues                       27,143      27,132      22,455
      Selling, general, and administrative
        expenses (Note 7)                    16,548      14,203      12,164
      Research and development expenses       8,682       7,498       7,111
      Write-off of acquired technology
        (Note 3)                                  -       4,909           -
                                            -------     -------     -------
                                             52,373      53,742      41,730
                                            -------     -------     -------

    Operating Income                         10,461      10,220      11,150

    Interest Income                           6,476       5,297       5,117
    Interest Expense (Note 6)                (2,244)        (80)       (274)
    Gain on Sale of Investments, Net
      (Note 2)                                    5         919         421
                                            -------     -------     -------
    Income Before Provision for Income
      Taxes                                  14,698      16,356      16,414
    Provision for Income Taxes (Note 5)       5,679       6,326       5,279
                                            -------     -------     -------
    Net Income                              $ 9,019     $10,030     $11,135
                                            =======     =======     =======
    Earnings per Share (Note 12):
      Basic                                 $   .23     $   .25     $   .29
                                            =======     =======     =======
      Diluted                               $   .23     $    25     $   .27
                                            =======     =======     =======
    Weighted Average Shares (Note 12):
      Basic                                  39,482      39,924      38,358
                                            =======     =======     =======
      Diluted                                39,765      40,929      40,650
                                            =======     =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 71,158    $  1,157
      Short-term available-for-sale investments,
        at quoted market value (amortized cost of
        $45,443 and $46,511; Note 2)                      45,589      46,455
      Accounts receivable, less allowances of $833
        and $736                                          11,377      13,490
      Inventories                                         14,519      13,870
      Prepaid and refundable income taxes (Note 5)         3,962       4,202
      Prepaid expenses and other current assets              342          43
                                                        --------    --------
                                                         146,947      79,217
                                                        --------    --------
    Property, Plant, and Equipment, at Cost, Net           8,481       8,500
                                                        --------    --------
    Long-term Available-for-sale Investments,
      at Quoted Market Value (amortized cost
      of $12,655 and $33,929; Note 2)                     12,665      33,920
                                                        --------    --------
    Prepaid Income Taxes (Note 5)                          2,749       2,704
                                                        --------    --------
    Other Assets                                           2,366         637
                                                        --------    --------
                                                        $173,208    $124,978
                                                        ========    ========







                                        3PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

    (In thousands except share amounts)                   1997          1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Current maturity of subordinated convertible
        obligations (Note 6)                          $      -      $  3,755
      Accounts payable                                   2,291         3,502
      Accrued payroll and employee benefits              2,749         2,675
      Accrued warranty expenses                          1,100           770
      Accrued income taxes                                 912           102
      Other accrued expenses                             2,885         3,018
      Due to parent company and Thermo Electron
        Corporation                                        308            67
                                                      --------      --------
                                                        10,245        13,889
                                                      --------      --------
    Subordinated Convertible Debentures (Note 6)        70,000             -
                                                      --------      --------

    Commitments and Contingency (Notes 7 and 8)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.10 par value, 100,000,000
        shares authorized; 40,520,521 and 40,227,962
        shares issued                                    4,052         4,023
      Capital in excess of par value                    98,252        93,234
      Retained earnings                                 32,096        22,727
      Treasury stock at cost, 1,502,474 and 235,509
        shares                                         (41,563)       (8,854)
      Cumulative translation adjustment                     26             -
      Net unrealized gain (loss) on available-for-sale
        investments (Note 2)                               100           (41)
                                                      --------      --------
                                                        92,963       111,089
                                                      --------      --------
                                                      $173,208      $124,978
                                                      ========      ========


    The accompanying notes are an integral part of these consolidated financial statements.






                                        4PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                            $  9,019    $ 10,030    $ 11,135
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Write-off of acquired technology
            (Note 3)                               -       4,909           -
          Depreciation and amortization        2,571       2,182       2,013
          Provision for losses on accounts
            receivable                           120         165         120
          Gain on sale of investments, net
            (Note 2)                              (5)       (919)       (421)
          Deferred income tax benefit           (170)     (1,838)     (1,775)
          Other noncash items                    (13)         60          36
          Changes in current accounts,
            excluding the effects of
            acquisition:
              Accounts receivable              1,987      (4,017)     (1,045)
              Inventories                       (658)     (3,976)     (3,513)
              Other current assets               (14)        899        (737)
              Accounts payable                (1,210)        458       1,045
              Other current liabilities        2,396       2,586       2,316
                                            --------    --------    --------
    Net cash provided by operating
      activities                              14,023      10,539       9,174
                                            --------    --------    --------
    Investing Activities:
      Acquisition (Note 3)                         -      (5,013)          -
      Proceeds from sale and maturities
        of available-for-sale investments    103,390      89,615      84,782
      Purchases of available-for-sale
        investments                          (81,043)    (83,947)    (92,707)
      Purchases of property, plant, and
        equipment                             (2,333)     (2,570)     (3,347)
      Proceeds from sale of property,
        plant, and equipment                     107           -           -
      Other                                      (70)       (134)       (218)
                                            --------    --------    --------
    Net cash provided by (used in)
      investing activities                  $ 20,051    $ (2,049)   $(11,490)
                                            --------    --------    --------




                                        5PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 6)                 $ 68,028    $      -    $      -
      Purchases of Company common stock      (32,957)     (5,665)          -
      Net proceeds from issuance of Company
        common stock                             602         741         947
      Payment of withholding taxes related
        to stock option exercises               (138)     (1,283)     (1,500)
      International Technidyne transfers of
        cash (to) from Thermo Electron           350      (5,567)     (2,158)
                                            --------    --------    --------
    Net cash provided by (used in)
      financing activities                    35,885     (11,774)     (2,711)
                                            --------    --------    --------
    Exchange Rate Effect on Cash                  42           -           -
                                            --------    --------    --------
    Increase (Decrease) in Cash and Cash
      Equivalents                             70,001      (3,284)     (5,027)
    Cash and Cash Equivalents at Beginning
      of Year                                  1,157       4,441       9,468
                                            --------    --------    --------
    Cash and Cash Equivalents at End of Year$ 71,158    $  1,157    $  4,441
                                            ========    ========    ========

    Cash Paid For:
      Interest                              $  1,672    $      -    $     29
      Income taxes                          $  2,961    $  2,260    $  3,191

    Noncash Activities (Note 3):
      Fair value of assets of acquired
        company                             $      -    $  5,068    $      -
      Cash paid for acquired company               -      (5,013)          -
                                            --------    --------    --------
        Liabilities assumed of acquired
          company                           $      -    $     55    $      -
                                            ========    ========    ========
      Conversions of subordinated
        obligations (Note 6)                $  3,755    $  7,887    $ 21,808
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year          $  4,023    $  2,636    $  2,511
      Issuance of stock under employees'
        and directors' stock plans                 3           9          22
      Conversions of subordinated
        convertible obligations (Note 6)          26          54         103
      Effect of three-for-two stock split          -       1,324           -
                                            --------    --------    --------
      Balance at end of year                   4,052       4,023       2,636
                                            --------    --------    --------
    Capital in Excess of Par Value
      Balance at beginning of year            93,234      84,125      58,862
      Issuance of stock under employees'
        and directors' stock plans               211         452         522
      Tax benefit related to employees'
        and directors' stock plans             1,078       2,190       3,335
      Conversions of subordinated
        convertible obligations (Note 6)       3,729       7,791      21,406
      Effect of three-for-two stock split          -      (1,324)          -
                                            --------    --------    --------
      Balance at end of year                  98,252      93,234      84,125
                                            --------    --------    --------

    Retained Earnings
      Balance at beginning of year            22,727      18,264       9,287
      Net income                               9,019      10,030      11,135
      International Technidyne Transfer of
        cash (to) from Thermo Electron           350      (5,567)     (2,158)
                                            --------    --------    --------
      Balance at end of year                  32,096      22,727      18,264
                                            --------    --------    --------
    Treasury Stock
      Balance at beginning of year            (8,854)     (2,186)     (1,089)
      Activity under employees' and
        directors' stock plans                   248      (1,003)     (1,097)
      Purchases of Company common stock      (32,957)     (5,665)          -
                                            --------    --------    --------

      Balance at end of year                 (41,563)     (8,854)     (2,186)
                                            --------    --------    --------
    Cumulative Translation Adjustment
      Balance at beginning of year                 -           -           -
      Translation adjustment                      26           -           -
                                            --------    --------    --------
      Balance at end of year                      26           -           -
                                            --------    --------    --------
    Net Unrealized Gain (Loss) on Available-
      for-sale Investments
      Balance at beginning of year               (41)        577      (1,189)
      Change in net unrealized gain (loss)
        on available-for-sale investments
        (Note 2)                                 141        (618)      1,766
                                            --------    --------    --------
      Balance at end of year                     100         (41)        577
                                            --------    --------    --------
    Total Shareholders' Investment          $ 92,963    $111,089    $103,416
                                            ========    ========    ========
    The accompanying notes are an integral part of these consolidated financial statements.

                                        7PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Cardiosystems Inc. (the Company) is a leader in the research, development, and manufacture of implantable left ventricular-assist systems (LVAS). Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. The Company's International Technidyne Corporation subsidiary is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables. International Technidyne also manufactures premium-quality, single-use skin-incision devices. The Company's Nimbus Medical Inc. subsidiary is involved in the research and development of ventricular devices and total artificial hearts.

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        The Company was incorporated in 1988 as a wholly owned subsidiary of Thermedics Inc. Prior to that time, the business was conducted as a division of Thermedics. Thermedics is a 58%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermedics and Thermo Electron owned a total of 23,206,320 shares of the Company's common stock, representing 59% of such stock outstanding, including 3,355,705 shares issuable to Thermo Electron for the acquisition of International Technidyne (Note 3).

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes the majority of its revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on long-term research and development contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $1,991,000 in 1997. The percentage-of-completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers in a cost-plus-fixed-fee basis as costs are incurred.
                                        8PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

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

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 12). As a result, all previously reported earnings per share have been restated and the Company is required to report diluted earnings per share; however, diluted earnings per share equals the Company's previously reported earnings per share for 1996 and 1995. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $70,488,000 and $1,018,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents also include investments in commercial paper and short-term certificates of deposit of the Company's foreign operations which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.
                                        9PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Raw materials                                         $ 3,420   $ 9,111
    Work in process                                         8,381     3,043
    Finished goods                                          2,718     1,716
                                                          -------   -------
                                                          $14,519   $13,870
                                                          =======   =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property, as follows: buildings, 15 and 31.5 years; machinery and equipment, three to ten years, and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:


    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Land                                                  $   341   $   341
    Buildings                                               2,445     2,445
    Machinery, equipment, and leasehold improvements       15,075    13,048
                                                          -------   -------
                                                           17,861    15,834

    Less: Accumulated depreciation and amortization         9,380     7,334
                                                          -------   -------
                                                          $ 8,481   $ 8,500
                                                          =======   =======

    Other Assets
        Other assets in the accompanying consolidated balance sheet include the cost of acquired patents and trademarks and in 1997 deferred debt expense relating to the Company's issuance of subordinated convertible debentures. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 7 to 40 years. These assets were $2,145,000 and $331,000, net of accumulated amortization of $358,000 and $130,000, at year-end 1997 and 1996, respectively.
                                       10PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock Split
        All share and per share information was restated in 1996 to reflect a three-for-two stock split effected in the form of a 50% stock dividend, distributed in May 1996.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for each of the three years presented.

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

    Presentation
        The historical information for all periods presented has been restated to reflect the May 2, 1997, acquisition of International Technidyne, which has been accounted for at historical cost in a manner similar to a pooling of interests (Note 3).

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments."
                                       11PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type are as follows:

                                                        Gross        Gross
                             Market         Cost   Unrealized   Unrealized
    (In thousands)            Value        Basis        Gains       Losses
    -----------------------------------------------------------------------
    1997
    Government-agency
      securities            $55,391      $55,334      $    66      $    (9)
    Corporate bonds           1,001        1,000            1            -
    Other                     1,862        1,764          172          (74)
                            -------      -------      -------      -------
                            $58,254      $58,098      $   239      $   (83)
                            =======      =======      =======      =======
    1996
    Government-agency
      securities            $76,901      $76,917      $     -      $   (16)
    Corporate bonds           1,014        1,006            8            -
    Other                     2,460        2,517            -          (57)
                            -------      -------      -------      -------
                            $80,375      $80,440      $     8      $   (73)
                            =======      =======      =======      =======

        Short- and long-term available-for-sale investments in the accompanying 1997 balance sheet include $45,589,000 with contractual maturities of one year or less, and $12,665,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments, net, resulted from gross realized gains of $5,000 in 1997, and gross realized gains of $1,040,000 and $439,000 and gross realized losses of $121,000 and $18,000 in 1996 and 1995, respectively, relating to the sale of available-for-sale investments.

    3.  Acquisitions

        On May 2, 1997, the Company acquired International Technidyne from Thermo Electron in exchange for the right to receive 3,355,705 shares of the Company's common stock. International Technidyne is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables and also manufactures premium-quality, single-use skin-incision devices.
                                       12PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        Because the Company and International Technidyne were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, all historical financial information presented has been restated to include the acquisition of International Technidyne. The 3,355,705 shares of the Company's common stock issuable in connection with the acquisition will not be issued until the listing of such shares for trading upon the American Stock Exchange has been approved by the Company's shareholders. Because Thermedics is the majority shareholder, is controlled by Thermo Electron, and intends to vote its shares in favor of such listing, the approval is assured and, therefore, the shares are considered to be outstanding and the results of International Technidyne are included for all periods presented.
        Revenues and net income, as previously reported by the separate entities prior to the acquisition and as restated for the combined Company, are as follows:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Revenues:
      Historical                                          $29,970   $20,593
      International Technidyne                             33,992    32,287
                                                          -------   -------
                                                          $63,962   $52,880
                                                          =======   =======
    Net income:
      Historical                                          $ 5,358   $ 6,925
      International Technidyne                              4,672     4,210
                                                          -------   -------
                                                          $10,030   $11,135
                                                          =======   =======

        In December 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc., a research and development organization specializing in ventricular-assist devices and total artificial hearts, for $5,013,000 in cash. Nimbus is engaged strictly in research and development activities and, through its acquisition date, had not completed development of any commercial products for which it retains ownership rights. Nimbus' assets acquired by the Company included certain technology in development. The feasibility of the technology in development had not been conclusively established at the acquisition date and such technology had no future use other than in potential future generations of heart-assist devices or in total artificial hearts. In connection with the acquisition of Nimbus, the Company wrote off $4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost.
                                       13PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        This acquisition has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from the date of acquisition. Pro forma data is not presented since this acquisition was not material to the Company's results of operations.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1988, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermedics and Thermo Electron.



                                       14PAGE

   Thermo Cardiosystems Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

       A summary of the Company's stock option activity is as follows:

                              1997              1996              1995
                        ----------------  ----------------  ----------------
                               Weighted           Weighted          Weighted
                       Number   Average   Number   Average Number    Average
   (Shares in              of  Exercise       of  Exercise     of   Exercise
   thousands)          Shares     Price   Shares     Price Shares      Price
   -------------------------------------------------------------------------
   Options outstanding,
     beginning of year  1,130    $14.59    1,137    $ 9.84  1,458     $ 6.05

       Granted            783     27.22      189     32.90    121      28.34

       Exercised         (119)     4.95     (179)     3.67   (429)      2.13

       Forfeited         (148)    24.42      (17)    15.55    (13)     11.03
                        -----              -----            -----
   Options outstanding,
     end of year        1,646    $20.41    1,130    $14.59  1,137     $ 9.84
                        =====    ======    =====    ======  =====     ======
   Options exercisable  1,646    $20.41    1,130    $14.59  1,137     $ 9.84
                        =====    ======    =====    ======  =====     ======
   Options available
     for grant            318                453              625
                        =====              =====            =====

       A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                       Options Outstanding and Exercisable
                                       -----------------------------------
                                                                  Weighted
                                       Number  Weighted Average    Average
                                           of         Remaining   Exercise
   Range of Exercise Prices            Shares  Contractual Life      Price
   -----------------------------------------------------------------------
   (Shares in thousands)

   $ 1.15 - $13.10                        651         4.9 years     $ 8.86
    13.11 -  25.06                        112         8.4 years      23.35
    25.07 -  37.01                        842         8.6 years      27.82
    37.02 -  48.97                         41         4.4 years      43.56
                                        -----
   $ 1.15 - $48.97                      1,646         7.0 years     $20.41
                                        =====



                                       15PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1997, 1996, and 1995, the Company issued 435 shares, 3,469 shares, and 7,881 shares, respectively, of its common stock under this program.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997, 1996, and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)        1997      1996      1995
    -----------------------------------------------------------------------
    Net income:
      As reported                               $ 9,019   $10,030   $11,135
      Pro forma                                   7,658     9,495    11,005
    Basic earnings per share:
      As reported                                   .23       .25       .29
      Pro forma                                     .19       .24       .29
    Diluted earnings per share:
      As reported                                   .23       .25       .27
      Pro forma                                     .19       .23       .27

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
                                       16PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        The weighted average fair value per share of options granted was $15.92, $18.23, and $14.02 in 1997, 1996, and 1995, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                1997       1996        1995
    -----------------------------------------------------------------------
    Volatility                                   51%        50%         50%
    Risk-free interest rate                     6.4%       6.2%        6.0%
    Expected life of options               6.6 years  6.6 years   4.7 years

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

    401(k) Savings Plan
        Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $410,000, $459,000, and $413,000 in 1997, 1996, and 1995, respectively.

    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                             1997        1996        1995
    -----------------------------------------------------------------------
    Domestic                                $14,808     $16,081     $16,414
    Foreign                                    (110)        275           -
                                            -------     -------     -------
                                            $14,698     $16,356     $16,414
                                            =======     =======     =======
                                       17PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The components of the provision for income taxes are as follows:

    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                $ 4,838    $ 7,440     $ 6,333
      State                                    1,011        724         721
                                             -------    -------     -------
                                               5,849      8,164       7,054
                                             -------    -------     -------
    Net deferred (prepaid):
      Federal                                   (136)    (2,115)     (1,697)
      State                                      (34)       277         (78)
                                             -------    -------     -------
                                                (170)    (1,838)     (1,775)
                                             -------    -------     -------
                                             $ 5,679    $ 6,326     $ 5,279
                                             =======    =======     =======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,078,000, $2,190,000, and $3,335,000 of such benefits that have been allocated to capital in excess of par value in 1997, 1996, and 1995, respectively.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in 1997 and 34% in 1996 and 1995 to income before provision for income taxes due to the following:

    (In thousands)                             1997        1996        1995
    -----------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                  $ 5,144     $ 5,561     $ 5,581
    Increases (decreases) resulting from:
      State income taxes, net of federal tax    635         660         424
      Foreign sales corporation benefit        (160)       (111)       (103)
      Reversal of valuation allowance             -           -        (725)
      Other                                      60         216         102
                                            -------     -------     -------
                                            $ 5,679     $ 6,326     $ 5,279
                                            =======     =======     =======

        The Company's valuation allowance was reversed in 1995 as a result of reduced uncertainty surrounding the realization of future tax benefits. The portion of the reduction in the valuation allowance that related to stock options was recorded as an increase to capital in excess of par value.
                                       18PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        Short- and long-term prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                          1997      1996
    ----------------------------------------------------------------------
    Prepaid income taxes:
      Inventory basis difference                          $1,334    $1,314
      State tax loss and credit carryforwards                612       434
      Available-for-sale investments                         (56)       23
      Depreciation and amortization                          971       958
      Accrued compensation                                   580       277
      Allowance for doubtful accounts                        211       189
      Reserves and accruals                                1,097     1,136
      Write-off of acquired technology (Note 3)            1,834     1,865
      Other, net                                             128       381
                                                          ------    ------
                                                          $6,711    $6,577
                                                          ======    ======

        The Company has available $6,300,000 of state net operating loss carryforwards which expire from 1998 through 2002 and $100,000 of state tax credit carryforwards which expire from 2000 through 2012.

    6.  Subordinated Convertible Debentures

        In May 1997, the Company issued and sold at par $70,000,000 principal amount of 4 3/4% subordinated convertible debentures due 2004, for net proceeds of $68,028,000. The debentures are convertible into shares of the Company's common stock at a conversion price of $31.415 per share.
        In January 1994, the Company issued and sold at par value $33,000,000 principal amount of noninterest-bearing subordinated convertible debentures due January 1997. During 1997, 1996, and 1995, $3,755,000,
    $7,887,000, and $21,358,000, respectively, of principal amount of these subordinated convertible debentures and, in 1995, $450,000 principal amount of the Company's 5 1/2% subordinated convertible notes were converted into 259,078 shares, 544,168 shares, and 1,541,976 shares, respectively, of the Company's common stock.
        The Company's convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        See Note 10 for the fair value information pertaining to the Company's subordinated convertible debentures.

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and
                                       19PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    1996 and 1.20% of the Company's revenues in 1995. Beginning in fiscal 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. In addition, the Company uses data processing services of a majority-owned subsidiary of Thermo Electron, and accounting, personnel, and administrative services of Thermedics. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $963,000, $958,000, and $865,000 in 1997, 1996, and 1995, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fees charged by Thermo Electron, its majority-owned subsidiary, and Thermedics are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Operating Leases
        The Company subleases office and research facilities from Thermedics and is charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its prime lease. The sublease expires in February 1999. The accompanying statement of income includes expenses from the sublease of $170,000, $116,000, and $134,000 in 1997, 1996, and 1995, respectively. Currently, the cost of the area occupied by the Company is $170,000 per year.
        In 1997, the Company subleased approximately 8,000 square feet of office and research facilities from Thermedics Detection Inc., a publicly traded majority-owned subsidiary of Thermedics, under a two-year sublease agreement. Under this sublease, the Company will pay Thermedics Detection base rent of $40,000 in the first year and $44,000 in the second year, as well as approximately $33,000 per year, representing the Company's pro rata allocation of the facility's aggregate operating costs, real estate taxes, and utilities. The accompanying statement of income includes expenses from this sublease agreement of $73,000 in 1997.
        The Company leases office space on a month-to-month basis from an affiliate which is controlled by Thermo Electron. The accompanying statement of income includes expenses from this lease of $9,000, $8,000, and $17,000 in 1997, 1996, and 1995, respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.
                                       20PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Commitment and Contingency

    Operating Lease
        In addition to the related-party operating leases described in Note 7, the Company leases manufacturing, office, and research facilities under two operating lease agreements expiring in 1999 and 2000. The accompanying statement of income includes expense from these leases of $551,000, $188,000, and $13,000 in 1997, 1996, and 1995, respectively.
    Future minimum payments due under these leases at January 3, 1998, are $331,000 in 1998; $236,000 in 1999; $124,000 in 2000; $116,000 in 2001;
    and $117,000 in 2002. Total future minimum lease payments are $924,000.

    Contingency
        The Company has received correspondence alleging that the textured surface of the LVAS housing infringes the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel, believes that if the Company were sued on these bases, it would have meritorious defenses.

    9.  Stock Purchase Warrant and Common Stock

        In May 1993, in connection with an agreement to develop a material to be used in the Company's LVAS, the Company granted to a third party the right to purchase from the Company 60,000 shares of the Company's common stock at a price of $5.83 per share, which was the fair market value of the Company's common stock on the date of grant. This warrant is exercisable immediately and expires ten years after the date of grant.
        At January 3, 1998, the Company had reserved 4,511,098 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible conversion of its outstanding subordinated convertible obligations, and possible issuance under the stock purchase warrant.

    10. Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, due to parent company and Thermo Electron Corporation, and subordinated convertible debentures. The carrying amounts of these financial instruments, with the exception of subordinated convertible obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
                                       21PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Fair Value of Financial Instruments (continued)

        The fair value of the Company's subordinated convertible debentures was determined based on quoted market prices. The carrying amount and fair value of the Company's subordinated convertible debentures were $70,000,000 and $74,900,000 in 1997, respectively, and $3,755,000 and
    $7,435,000 in 1996, respectively.

    11. Significant Customer, Export Sales, and Concentrations of Risk

    Significant Customer
        Sales to one customer accounted for 24%, 23%, and 25% of the Company's total revenues in 1997, 1996, and 1995, respectively.

    Export Sales
        Export revenues to European countries accounted for 9%, 10%, and 11% of the Company's total revenues in 1997, 1996, and 1995, respectively. Export revenues to other countries accounted for 7%, 8%, and 7% of the Company's total revenues in 1997, 1996, and 1995, respectively.

    Concentrations of Risk
        Certain raw materials used in the manufacture of the Company's LVAS are available from only one or two suppliers. The Company is making efforts to minimize the risks associated with sole sources and ensure long-term availability, including qualifying alternative materials and components or developing alternative sources for materials or components supplied by a single source. Although the Company believes that it has adequate supplies of materials and components to meet demand for the LVAS for the foreseeable future, no assurance can be given that the Company will not experience shortages of certain materials or components in the future that could delay shipments of the LVAS.
        The Company sells its products to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.








                                       22PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Earnings per Share

    (In thousands except per share amounts)    1997        1996        1995
    -----------------------------------------------------------------------
    Basic
    Net income                              $ 9,019     $10,030     $11,135
                                            -------     -------     -------
    Weighted average shares                  36,126      36,568      35,002
    Shares issuable in connection with the
      acquisition of International
      Technidyne (Note 3)                     3,356       3,356       3,356
                                            -------     -------     -------
                                             39,482      39,924      38,358
                                            -------     -------     -------
    Basic earnings per share                $   .23     $   .25     $   .29
                                            =======     =======     =======
    Diluted
    Net income                              $ 9,019     $10,030     $11,135
    Effect of convertible debentures              -           -           5
                                            -------     -------     -------
    Income available to common
      shareholders, as adjusted             $ 9,019     $10,030     $11,140
                                            -------     -------     -------
    Basic weighted average shares            39,482      39,924      38,358
    Effect of:
      Convertible debentures                      2         559       1,778
      Stock options                             281         446         514
                                            -------     -------     -------
    Weighted average shares, as adjusted     39,765      40,929      40,650
                                            -------     -------     -------
    Diluted earnings per share              $   .23     $   .25     $   .27
                                            =======     =======     =======

        The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. At January 3, 1998, there were 883,100 of such options outstanding, with exercise prices ranging from $26.48 to $48.97 per share.
        In addition, the computation of diluted earnings per share for 1997 excludes the effect of assuming the conversion of $70,000,000 principal amount of 4 3/4% subordinated convertible debentures, convertible at $31.415 per share, because the effect would be antidilutive.

                                       23PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                      First       Second        Third       Fourth
    ----------------------------------------------------------------------
    Revenues                $14,902      $15,931      $14,727      $17,274
    Gross profit              7,973        8,703        8,674       10,341
    Net income                1,875        2,222        2,228        2,694
    Basic and diluted
      earnings per share        .05          .06          .06          .07

    1996                      First       Second        Third       Fourth(a)
    -------------------------------------------------------------------------
    Revenues                $15,405      $15,893      $16,084      $16,580
    Gross profit              8,896        9,501        9,787        8,646
    Net income (loss)         3,431        3,573        3,962         (936)
    Earnings (loss) per
      share:
        Basic                   .09          .09          .10         (.02)
        Diluted                 .08          .09          .10         (.02)
    ____________
    (a) Includes a write-off of $4,909,000 of acquired technology.








                                       24PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Cardiosystems Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Cardiosystems Inc. (a Massachusetts corporation and 51%-owned subsidiary of Thermedics Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Cardiosystems Inc. and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP



    Boston, Massachusetts
    February 12, 1998



                                       25PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview

        The Company is a leader in the research, development, and manufacture of implantable left ventricular-assist systems (LVAS). Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease.
        In general, a profit cannot be earned from the sale of an LVAS in the United States until approval of the device has been received from the U.S. Food and Drug Administration (FDA) for commercial sale. Until such approval is obtained, only the direct and indirect costs of the LVAS can be recovered, which are included in the Company's revenues. With the FDA's approval of the air-driven LVAS, the Company began earning a profit on the sale of such systems in 1994.
        The Company derives its revenues from two types of sales: implementation programs and subsequent implants. Implementation programs consist of initial sales to new clinical centers or foreign distributors, as well as sales of a new system, such as the electric LVAS, to an existing customer. Revenues recorded from subsequent implants consist of sales to an existing customer other than the initial sale of the implementation program. In general, the Company receives greater revenues from the sale of an implementation program than from a subsequent implant.
        In December 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Nimbus Medical, Inc., a research and development organization. Nimbus has been involved in artificial heart technology for more than 20 years and has carried out research in two primary fields: ventricular-assist devices and total artificial hearts. Nimbus was instrumental in developing the basic technology for high-speed rotary blood pumps. Because of their smaller size, rotary blood pumps may potentially be used to provide cardiac support in small adults and in children.
        The Company's International Technidyne Corporation subsidiary is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables and also manufactures premium-quality, single-use skin-incision devices.

                                       26PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations

    1997 Compared With 1996
        Revenues were $62,834,000 in 1997, compared with $63,962,000 in 1996.
    This decrease was primarily due to a $6,612,000 decrease in revenues from the Company's air-driven LVAS, offset in part by a $1,943,000 increase in revenues from the Company's electric LVAS. The Company expects that revenues from sales of its LVAS will stabilize at approximately current levels until the electric system is approved in the U.S. for commercial sale. The Company believes that this approval could occur within the first six months of 1998, however, there can be no assurance that the Company will receive this approval within the expected time period, or at all. The decrease in revenues in 1997 was also offset in part by the inclusion of $1,992,000 in revenues from Nimbus, acquired in December 1996, as well as an increase in revenues from International Technidyne to $35,873,000 in 1997 from $33,992,000 in 1996. International Technidyne's revenues increased primarily due to increased demand.
        The gross profit margin decreased to 57% in 1997 from 58% in 1996, primarily due to a shift in the sales mix to the lower-margin electric LVAS and, to a lesser extent, increased warranty costs due to a Company-initiated modification of certain of its LVAS, completed in the first quarter of 1997. The Company will continue to be unable to earn a profit on sales of the electric LVAS in the U.S. until FDA approval of that system is obtained. This decrease was offset, in part, by improved margins at International Technidyne, primarily due to manufacturing efficiencies. The Company announced an overall price increase of approximately 10% in the electric LVAS product line, effective June 28, 1997, to help offset increased production costs.
        Selling, general, and administrative expenses as a percentage of revenues increased to 26% in 1997 from 22% in 1996, primarily due to higher marketing expenses as a result of an increase in the Company's LVAS sales force and, to a lesser extent, an increase in promotional expenses at International Technidyne.
        Research and development expenses increased to $8,682,000 in 1997 from $7,498,000 in 1996, primarily due to a clinical trial being conducted by the Company to evaluate the electric LVAS as an alternative to medical therapy and, to a lesser extent, the inclusion of expenditures at Nimbus, acquired in December 1996. The Company expects research and development expenses to continue to increase over the life of the clinical trial, estimated at two to three years. There can be no assurance that the Company will complete this study or that it will receive FDA approval of the electric LVAS as an alternative to medical therapy during this time period, or at all.
        In connection with the December 1996 acquisition of the Nimbus business, the Company wrote off $4,909,000 in 1996, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost (Note 3).
        Interest income increased to $6,476,000 in 1997 from $5,297,000 in 1996, primarily as a result of higher average invested balances resulting from the sale of $70,000,000 principal amount of 4 3/4% subordinated convertible debentures in May 1997 (Note 6).

                                       27PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
        Interest expense increased to $2,244,000 in 1997 from $80,000 in 1996, primarily as a result of the issuance of the 4 3/4% subordinated convertible debentures.
        The Company recorded a gain on sale of investments, net, of $5,000 in 1997, compared with $919,000 in 1996 (Note 2).
        The effective tax rates were 39% in both 1997 and 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring additional costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the company's future results of operations.

    1996 Compared With 1995
        Revenues in 1996 increased 21% to $63,962,000 from $52,880,000 in
    1995, primarily due to a $9,377,000 increase in LVAS sales and, to a lesser extent, a $1,705,000 increase in sales of International Technidyne products, primarily due to an increase in demand.
        The gross profit margin remained constant at 58% in 1996 and 1995. The LVAS product gross profit margin increased to 60% in 1996 from 57% in 1995, primarily due to an increase in revenues from higher-margin implementation programs, an increase in sales volume and, to a lesser extent, manufacturing efficiencies. These increases were offset in part by costs associated with modifications made to the Company's LVAS. In addition, the gross profit margin at International Technidyne decreased slightly to 57% in 1996 from 58% in 1995, due primarily to increased costs associated with a new facility.
        Selling, general, and administrative expenses as a percentage of revenues decreased slightly to 22% in 1996 from 23% in 1995. LVAS-related expenses as a percentage of revenues remained constant at 20% in 1996 and 1995. Higher marketing expenses due to an increase in the Company's LVAS sales force were offset by lower expenses as a percentage of revenues due to an increase in LVAS sales volume. Selling, general, and administrative expenses as a percentage of revenues declined slightly at International Technidyne to 24% in 1996 from 25% in 1995 due to an increase in revenues.
                                       28PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
        Research and development expenses of $7,498,000 in 1996 and $7,111,000 in 1995 reflect the Company's continued commitment to product development.
        In connection with the December 1996 acquisition of the Nimbus business, the Company wrote off $4,909,000, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost.
        Interest income increased to $5,297,000 in 1996 from $5,117,000 in 1995, primarily as a result of higher invested balances. Interest expense decreased to $80,000 in 1996 from $274,000 in 1995, primarily as a result of lower amortization of deferred issuance costs associated with the Company's noninterest-bearing subordinated convertible debentures due to the conversion of $7,887,000 principal amount of these debentures in 1996.
        The Company recorded a gain on sale of investments, net, of $919,000 in 1996, compared with $421,000 in 1995 (Note 2).
        The effective tax rates were 39% and 32% in 1996 and 1995, respectively. The effective tax rate in 1996 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes. The effective tax rate in 1995 was below the statutory federal income tax rate due to the reversal of a tax valuation allowance that was no longer required.

    Liquidity and Capital Resources
        Working capital was $136,702,000 at January 3, 1998, compared with $65,328,000 at December 28, 1996. Cash, cash equivalents, and short- and long-term available-for-sale investments were $129,412,000 at January 3, 1998, compared with $81,532,000 at December 28, 1996. During 1997,
    $14,023,000 of cash was provided by operating activities. Cash of $1,987,000 was provided by a decrease in accounts receivable, due to improved collections. In addition, cash of $1,186,000 was provided by an increase in current liabilities, primarily accrued income taxes.
        During 1997, the Company's primary investing activity, excluding available-for-sale investments activity, was the expenditure of $2,333,000 for purchases of property, plant, and equipment.
        During 1997, the Company's financing activities provided $35,885,000 of cash. In May 1997, the Company issued and sold at par $70,000,000 principal amount of 4 3/4% subordinated convertible debentures due 2004, for net proceeds of $68,028,000 (Note 6). Through a series of actions commencing in August 1996, the Company's Board of Directors has authorized the repurchase, through various dates ending in June 1998, of up to $50.0 million of its own securities in the open market, or in negotiated transactions. Any repurchases under the Company's authorizations are funded from working capital. Through January 3, 1998, the Company had expended $38,622,000 under these authorizations of which $32,957,000 was funded in 1997.
        In 1998, the Company expects to make capital expenditures of approximately $4,000,000, including expenditures for manufacturing and tooling equipment and leasehold improvements. The Company believes it has adequate resources to meet its financial needs for the foreseeable future.
                                       29PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Uncertainty of Regulatory Approval for Biomedical Devices. The Company's biomedical devices, including its left ventricular-assist systems (LVAS), are subject to approval by the U.S. Food and Drug Administration (FDA) before commercial sale of such devices may commence in the U.S. The Company is also subject to regulatory requirements in foreign countries in which the Company markets its devices. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. Even after FDA and other regulatory approvals have been obtained, such approvals can be suspended or revoked if the Company's products do not continue to satisfy regulatory requirements. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, recalls of products, operating restrictions, and criminal prosecutions.
        In October 1994, the Company received FDA approval for the commercial sale of its pneumatic LVAS. In April 1994, the Company received the CE Mark for commercial sale of the pneumatic LVAS in all European Union countries. The Company's HeartPak(TM) portable console received the CE Mark in February 1995 and the HeartPak is currently in Phase I clinical trials in the U.S. The Company's electric LVAS is currently in use in clinical trials in the U.S. These trials are testing the safety and efficacy of the device as both a bridge to transplant and as an alternative to medical therapy. The electric LVAS received the CE Mark in August 1995.
        In June 1997, the Company submitted a premarket approval (PMA) supplemental application to receive FDA approval of its electric LVAS for use as a bridge to transplant. This application is currently under review; however, no assurance can be given that the FDA will review this application on a timely basis or will grant approval once its review is complete. Significant design changes to the Company's LVAS, including use of the portable console for the pneumatic LVAS, must be approved pursuant to a supplement to an approved PMA application. Failure of the Company to obtain FDA approval for the commercial sale of the electric LVAS, either as a bridge to transplant or as an alternative to medical therapy, would have a material adverse effect on the Company's long-term growth prospects. In addition, failure of the Company to obtain approval for the HeartPak portable console would likely require patients supported by the pneumatic LVAS to remain hospitalized. This could materially restrict the market for the pneumatic LVAS.

        Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. In addition, the Company's coagulation testing equipment can cost several thousand dollars per instrument. Without the financial support of the government or third-party insurers, the market for the Company's devices and equipment

                                       30PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                           Forward-looking Statements

    will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated reimbursement systems designed to slow the escalation of healthcare costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new healthcare policies intended to curb rising costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.

        In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to the Company's HeartMate pneumatic LVAS. Several major nongovernment insurers have already agreed to offer coverage for the pneumatic LVAS. HCFA's coverage policy could also extend to the electric LVAS once approved; however, there can be no assurance that HCFA's coverage will extend to the electric LVAS. In addition, some major nongovernment insurers currently offer coverage for the electric LVAS because of its investigational device exemption status as a category B device (eligible for Medicare coverage and payment). Even though reimbursement has been established by HCFA and by certain nongovernment insurers for the pneumatic LVAS, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the pneumatic LVAS will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving the Company's systems or for the Company's biomedical devices would have a material adverse effect on the Company's business.

        Uncertainty of Opinion Leader Acceptance and Support. A limited number of cardiac surgeons and cardiologists influence medical device selection and purchase decisions for a large portion of the target patient population. The Company will achieve its business objectives only if its LVAS are recommended for use by such opinion leaders. In addition, acceptance by these physicians of the Company's whole-blood coagulation monitoring systems and Coumadin monitors is also important to the success of the Company's business. The Company has developed working relationships with a number of leading medical centers, and its existing and proposed LVAS and its blood coagulation monitoring systems have been well received by opinion leaders in cardiac surgery and cardiology. Moreover, since the inception of its work on cardiac support systems in 1966, the Company has relied upon surgical teams at medical institutions to perform clinical trials that are necessary for obtaining FDA approvals. A continuing working relationship with those and other institutions will be important to the success of the Company. No assurance can be given that existing relationships and arrangements can

                                       31PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                           Forward-looking Statements

    be maintained or that new relationships will be established. Furthermore, economic, psychological, ethical, and other concerns may limit acceptance of heart-assist devices in general, and there can be no assurance that markets of sufficient size will develop for the Company's LVAS.

        Technological Change and Competition. The Company is aware of only one other company performing clinical trials of intermediate or long-term LVAS support in humans. However, there are many organizations engaged in the development of various types of cardiac support systems, including a total artificial heart. As other organizations realize the commercial potential for LVAS, the Company believes that competition will intensify. Further, the Company has several competitors in the coagulation monitoring instrument market. Although the length of the regulatory approval process for medical equipment and devices such as LVAS is a barrier to entry into these markets, the Company's products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's present competitors or by future entrants into the markets in which the Company competes. Many manufacturers of medical devices have greater research and development, manufacturing, and marketing resources than those of the Company.

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

        Intellectual Property Rights. The Company relies principally upon trade secret protection and, to a lesser extent, patents to protect its proprietary rights with respect to its LVAS and its reagents, however, with respect to its coagulation equipment and skin-incision products, the Company relies principally on patents to protect its proprietary rights. No assurance can be given that the Company will be able to effectively protect its patents and trade secrets, or that competitors will not independently develop equivalent technology or design around the Company's patents. The Company's competitive position could be adversely

                                       32PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                           Forward-looking Statements

    affected if the Company is unable to protect adequately its proprietary rights. In addition, there can be no assurance that third parties will not assert claims against the Company that the Company infringes the intellectual property rights of such parties. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. or abroad. In the event that a claim relating to intellectual property is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such licenses could be obtained on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture, or distribution of the Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company has received correspondence from a third party alleging that the textured surface of the LVAS infringes certain patent rights of such third party. The Company believes that it has meritorious defenses to the claims of the third party. However, no assurance can be given that the Company would be successful if litigation was commenced or that others will not claim that the Company infringes their intellectual property rights.

        Limited Manufacturing and Marketing Experience. Prior to FDA approval of commercial sale of the pneumatic LVAS, the Company's LVAS business was engaged only in research and development. Since that time, the Company has been building its manufacturing, marketing, and sales capabilities. Although the Company has not experienced difficulties in manufacturing its LVAS at volume, cost, and quality levels sufficient to satisfy the increased demand resulting from commercial approval, no assurance can be given that the Company will not encounter difficulties as sales volumes increase or new products and/or components are approved for commercial sale. The Company does not have experience in the large-scale commercialization of LVAS medical devices. Although the Company has added sales and marketing staff and is expanding its distribution capabilities worldwide, no assurance can be given that the Company will be able to market and sell its LVAS products successfully in high volumes.

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

        International Operations and International Sales. In 1997, sales originating outside the U.S. and U.S. export sales accounted for approximately 19% of the Company's total revenues. The Company

                                       33PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                           Forward-looking Statements

    anticipates that sales outside the U.S. and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. There can be no assurance that any of these factors will not have a material effect on the Company's business and results of operations.

        Potential Impact of Year 2000 on Processing of Date-Sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring additional costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.





                                       34PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)    1997(a)    1996(b)    1995(c)    1994(d)    1993
    -----------------------------------------------------------------------
    Statement of
      Income Data:
    Revenues          $ 62,834   $ 63,962   $ 52,880   $ 39,051   $ 27,849
    Net income           9,019     10,030     11,135      5,687      2,336
    Earnings per share:
      Basic                .23        .25        .29        .15        .06
      Diluted              .23        .25        .27        .14        .06

    Balance Sheet
      Data:
    Working capital   $136,702   $ 65,328   $ 64,610   $ 47,369   $ 19,048
    Total assets       173,208    124,978    124,285    109,988     74,225
    Long-term
      obligations       70,000          -     11,642     33,450        600
    Shareholders'
      investment        92,963    111,089    103,416     68,382     67,514
    ____________
    (a) Reflects the May 1997 issuance of $70,000,000 principal amount of 4 3/4% subordinated convertible debentures due 2004 and conversion of $3,755,000 principal amount of noninterest-bearing subordinated convertible obligations.
    (b) Reflects conversion of $7,887,000 principal amount of noninterest-bearing subordinated convertible obligations and the December 1996 acquisition of Nimbus Medical, Inc.
    (c) Reflects conversion of $21,358,000 principal amount of noninterest-bearing subordinated convertible obligations.
    (d) Reflects the January 1994 issuance of $33,000,000 principal amount of noninterest-bearing subordinated convertible obligations due 1997.


                                       35PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TCA. The following table sets forth the high and low sale prices of the Company's common stock for 1997 and 1996, as reported in the consolidated transaction reporting system.

                                       1997                  1996
                               -------------------    -------------------
    Quarter                       High        Low        High        Low
    ---------------------------------------------------------------------

    First                      $32        $20 1/2     $55 1/3    $39 1/3
    Second                      28 7/8     19          55 3/8     39 7/12
    Third                       27 1/4     19 1/8      44 5/8     29 1/2
    Fourth                      28 7/8     19          38 1/4     23 3/8

        As of January 30, 1998, the Company had 469 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $21 7/8 per share.

    Shareholder Services
        Shareholders of Thermo Cardiosystems Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tca1.html).

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

                                       36PAGE

    Thermo Cardiosystems Inc.                       1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 1:30 p.m., at the Hyatt Regency Hotel, Scottsdale, Arizona.










                                       37