Form 10-K/A, Exhibit 13
period 1998-01-03
THERMO CARDIOSYSTEMS INC
filed 1999-02-16
CIK 841939

Exhibit 13




















                            THERMO CARDIOSYSTEMS INC.

                        Consolidated Financial Statements

                                      1997

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
                                                        ========    ========

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                     Consolidated Balance Sheet (continued)

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

    Thermo Cardiosystems Inc.                       1997 Financial Statements

                Consolidated Statement of Cash Flows (continued)

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

    Contingency
        The Company has received correspondence alleging that the textured surface of the LVAS housing infringed the intellectual property rights of another party. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegation and, based on the opinion of its counsel and the Company's assessment of the proceedings in the United States Patent and Trademark Office to date, believes that if the Company were sued on these bases, it would have meritorious defenses. Given the inherent uncertainties in dispute resolution, however, if the Company were sued and the outcome were unfavorable, the Company's results of operations or financial condition could be materially adversely affected in amounts the Company cannot reasonably estimate.

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

                                       1997                  1996
                               -------------------    -------------------
    Quarter                       High        Low        High        Low
    --------------------------------------------------------------------

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