Form 10-K, Exhibit 13
period 1999-01-02
THERMO CARDIOSYSTEMS INC
filed 1999-03-12
CIK 841939

Exhibit 13


















                            Thermo Cardiosystems Inc.

                        Consolidated Financial Statements

                                      1998


Thermo Cardiosystems Inc.                                                       1998 Financial Statements

                                     Consolidated Statement of Income

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Revenues (Note 11)                                                             $66,848  $ 62,834  $63,962
                                                                               -------  --------  -------

Costs and Operating Expenses:
  Cost of revenues                                                              28,405    27,143   27,132
  Selling, general, and administrative expenses (Note 7)                        18,960    16,548   14,203
  Research and development expenses                                             10,929     8,682    7,498
  Write-off of acquired technology (Note 3)                                          -         -    4,909
                                                                               -------  --------  -------

                                                                                58,294    52,373   53,742
                                                                               -------  --------  -------

Operating Income                                                                 8,554    10,461   10,220

Interest Income                                                                  7,448     6,476    5,297
Interest Expense                                                                (3,591)   (2,244)     (80)
Gain on Sale of Investments, Net (Note 2)                                           28         5      919
                                                                               -------  --------  -------

Income Before Provision for Income Taxes                                        12,439    14,698   16,356
Provision for Income Taxes (Note 5)                                              4,619     5,679    6,326
                                                                               -------  --------  -------

Net Income                                                                     $ 7,820  $  9,019  $10,030
                                                                               =======  ========  =======

Basic and Diluted Earnings per Share (Note 12)                                 $   .20  $    .23  $   .25
                                                                               =======  ========  =======

Weighted Average Shares (Note 12)
  Basic                                                                         38,810    39,482   39,924
                                                                               =======  ========  =======

  Diluted                                                                       38,985    39,765   40,929
                                                                               =======  ========  =======












The accompanying notes are an integral part of these consolidated financial statements.

                                       2

Thermo Cardiosystems Inc.                                                       1998 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
  Cash and cash equivalents (includes $20,717 and $70,488 under repurchase              $ 42,026   $ 71,158
    agreement with affiliated company)
  Short-term available-for-sale investments, at quoted market value                       43,310     45,589
    (amortized cost of $43,155 and $45,443; Note 2)
  Accounts receivable, less allowances of $951 and $833                                   12,240     11,377
  Inventories                                                                             11,937     14,519
  Prepaid income taxes (Note 5)                                                            2,629      3,962
  Prepaid expenses and other current assets                                                  411        342
                                                                                        --------   --------

                                                                                         112,553    146,947
                                                                                        --------   --------

Property, Plant, and Equipment, at Cost, Net                                               7,330      8,481
                                                                                        --------   --------

Long-term Available-for-sale Investments, at Quoted Market Value                          47,259     12,665
                                                                                        --------   --------
  (amortized cost of $47,227 and $12,655; Note 2)

Prepaid Income Taxes (Note 5)                                                              3,195      2,749
                                                                                        --------   --------

Other Assets                                                                               2,026      2,366
                                                                                        --------   --------

                                                                                        $172,363   $173,208
                                                                                        ========   ========


                                       3


Thermo Cardiosystems Inc.                                                       1998 Financial Statements

                                  Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Accounts payable                                                                      $  4,356  $   2,291
  Accrued payroll and employee benefits                                                    3,126      2,749
  Accrued warranty expenses                                                                1,210      1,100
  Accrued income taxes                                                                     1,468        912
  Other accrued expenses                                                                   3,154      2,885
  Due to parent company and Thermo Electron Corporation                                      335        308
                                                                                        --------   --------

                                                                                          13,649     10,245
                                                                                        --------   --------

Subordinated Convertible Debentures (Note 6)                                              70,000     70,000
                                                                                        --------   --------

Commitments and Contingency (Notes 7 and 8)

Shareholders' Investment (Notes 4 and 9):
  Common stock, $.10 par value, 100,000,000 shares authorized; 40,522,021                  4,052      4,052
    and 40,520,521 shares issued
  Capital in excess of par value                                                          98,489     98,252
  Retained earnings                                                                       39,916     32,096
  Treasury stock at cost, 2,031,795 and 1,502,474 shares                                 (53,892)   (41,563)
  Accumulated other comprehensive items (Note 13)                                            149        126
                                                                                        --------   --------

                                                                                          88,714     92,963
                                                                                        --------   --------

                                                                                        $172,363   $173,208
                                                                                        ========   ========





















The accompanying notes are an integral part of these consolidated financial statements.


Thermo Cardiosystems Inc.                                                       1998 Financial Statements

                                   Consolidated Statement of Cash Flows
(In thousands)                                                                 1998       1997         1996
------------------------------------------------------------------------- ---------- ----------- ----------

Operating Activities
  Net income                                                              $   7,820  $   9,019   $   10,030
  Adjustments to reconcile net income to net cash provided by operating activities:
      Write-off of acquired technology (Note 3)                                   -          -        4,909
      Depreciation and amortization                                           2,987      2,571        2,182
      Provision for losses on accounts receivable                               120        120          165
      Gain on sale of investments, net                                          (28)        (5)        (919)
      Deferred income tax expense (benefit)                                     887       (170)      (1,838)
      Other noncash items                                                       (69)       (13)          60
      Changes in current accounts, excluding the effects of acquisition:
        Accounts receivable                                                    (981)     1,987       (4,017)
        Inventories                                                           2,584       (658)      (3,976)
        Other current assets                                                    (69)       (14)         899
        Accounts payable                                                      2,065     (1,210)         458
        Other current liabilities                                             1,550      2,396        2,586
                                                                          ---------  ---------   ----------

         Net cash provided by operating activities                           16,866     14,023       10,539
                                                                          ---------  ---------   ----------

Investing Activities
  Acquisition                                                                     -          -       (5,013)
  Proceeds from sale and maturities of available-for-sale                   181,519    103,390       89,615
    investments
  Purchases of available-for-sale investments                              (213,775)   (81,043)     (83,947)
  Purchases of property, plant, and equipment                                (1,599)    (2,333)      (2,570)
  Proceeds from sale of property, plant, and equipment                            -        107            -
  Other                                                                         173        (70)        (134)
                                                                          ---------  ---------   ----------

         Net cash provided by (used in) investing activities                (33,682)    20,051       (2,049)
                                                                          ---------  ---------   ----------

Financing Activities
  Net proceeds from issuance of subordinated convertible debentures               -     68,028            -
    (Note 6)
  Purchases of Company common stock                                         (12,114)   (32,957)      (5,665)
  Net proceeds from issuance of Company common stock                            525        602          741
  Payment of withholding taxes related to stock option exercises               (729)      (138)      (1,283)
  International Technidyne transfers of cash (to) from Thermo                     -        350       (5,567)
    Electron                                                              ---------  ---------   ----------


         Net cash provided by (used in) financing activities                (12,318)    35,885      (11,774)
                                                                          ---------  ---------   ----------

Exchange Rate Effect on Cash                                                      2         42            -
                                                                          ---------  ---------   ----------

Increase (Decrease) in Cash and Cash Equivalents                            (29,132)    70,001       (3,284)
Cash and Cash Equivalents at Beginning of Year                               71,158      1,157        4,441
                                                                          ---------  ---------   ----------

Cash and Cash Equivalents at End of Year                                  $  42,026  $  71,158   $    1,157
                                                                          =========  =========   ==========

                                       5

Thermo Cardiosystems Inc.                                                       1998 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                 1998       1997         1996
------------------------------------------------------------------------- ---------- ----------- ----------

Cash Paid For
  Interest                                                                $   3,325  $   1,672   $        -
  Income taxes                                                            $   2,961  $   2,961   $    2,260

Noncash Activities
  Fair value of assets of acquired company                                $       -  $       -   $    5,068
  Cash paid for acquired company                                                  -          -       (5,013)
                                                                          ---------  ---------   ----------

    Liabilities assumed of acquired company                               $       -  $       -   $       55
                                                                          =========  =========   ==========

  Conversions of subordinated obligations (Note 6)                        $       -  $   3,755   $    7,887
                                                                          =========  =========   ==========




































The accompanying notes are an integral part of these consolidated financial statements.

                                       6

Thermo Cardiosystems Inc.                                                       1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Comprehensive Income
Net Income                                                                 $   7,820   $ 9,019    $  10,030
                                                                           ---------   -------    ---------

Other Comprehensive Items (Note 13):
  Foreign currency translation adjustment                                          3        26            -
  Unrealized gain (loss) on available-for-sale investments, net of                20       141         (618)
     reclassification adjustment                                           ---------   -------    ---------

                                                                                  23       167         (618)
                                                                           ---------   -------    ---------

                                                                           $   7,843   $ 9,186    $   9,412
                                                                           =========   =======    =========

Shareholders' Investment
Common Stock, $.10 Par Value:
  Balance at beginning of year                                             $   4,052   $ 4,023    $   2,636
  Issuance of stock under employees' and directors' stock plans                    -         3            9
  Conversions of subordinated convertible obligations (Note 6)                     -        26           54
  Effect of three-for-two stock split                                              -         -        1,324
                                                                           ---------   -------    ---------

  Balance at end of year                                                       4,052     4,052        4,023
                                                                           ---------   -------    ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                                98,252    93,234       84,125
  Issuance of stock under employees' and directors' stock plans                   11       211          452
  Tax benefit related to employees' and directors' stock plans                   226     1,078        2,190
  Conversions of subordinated convertible obligations (Note 6)                     -     3,729        7,791
  Effect of three-for-two stock split                                              -         -       (1,324)
                                                                           ---------   -------    ---------

  Balance at end of year                                                      98,489    98,252       93,234
                                                                           ---------   -------    ---------

Retained Earnings:
  Balance at beginning of year                                                32,096    22,727       18,264
  Net income                                                                   7,820     9,019       10,030
  International Technidyne transfer of cash (to) from Thermo                       -       350       (5,567)
     Electron                                                              ---------   -------    ---------


  Balance at end of year                                                      39,916    32,096       22,727
                                                                           ---------   -------    ---------

Treasury Stock:
  Balance at beginning of year                                               (41,563)   (8,854)      (2,186)
  Activity under employees' and directors' stock plans                          (215)      248       (1,003)
  Purchases of Company common stock                                          (12,114)  (32,957)      (5,665)
                                                                           ---------   -------    ---------

  Balance at end of year                                                     (53,892)  (41,563)      (8,854)
                                                                           ---------   -------    ---------

Accumulated Other Comprehensive Items (Note 13):
  Balance at beginning of year                                                   126       (41)         577
  Other comprehensive items                                                       23       167         (618)
                                                                           ---------   -------    ---------

  Balance at end of year                                                         149       126          (41)
                                                                           ---------   -------    ---------

                                                                           $  88,714   $92,963    $ 111,089
                                                                           =========   =======    =========

The accompanying notes are an integral part of these consolidated financial statements.

Thermo Cardiosystems Inc.                             1998 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Cardiosystems Inc. (the Company) operates in two business segments:
Left Ventricular-assist Systems (LVAS) and Other Medical Equipment. The Company is a leader in the research, development, and manufacture of two implantable
LVAS: a pneumatic, or air-driven, system, and an electric version. Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. This segment includes Nimbus Medical Inc., which is involved in the research and development of ventricular devices and total artificial hearts. The Company's Other Medical Equipment segment consists of International Technidyne Corporation, a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium-quality, single-use, skin-incision devices.

Relationship with Thermedics Inc. and Thermo Electron Corporation
      The Company was incorporated in 1988 as a wholly owned subsidiary of Thermedics Inc. Prior to that time, the business was conducted as a division of Thermedics. At January 2, 1999, on a pro forma basis, assuming the completion of the transaction discussed below, Thermedics owned 23,113,317 shares of the Company's common stock, representing 60% of such stock outstanding. Thermedics is a 74%-owned subsidiary of Thermo Electron Corporation. At January 2, 1999, on a pro forma basis, assuming the completion of the transaction discussed below, Thermo Electron owned 81,903 shares of the Company's common stock, representing 0.2% of such stock outstanding. On February 5, 1998, Thermedics' Board of Directors voted to acquire from Thermo Electron 3,355,705 shares of the Company's common stock, in exchange for 4,880,533 shares of Thermedics common stock. Completion of this transaction is subject to the approval of Thermedics' shareholders. Because Thermo Electron is the majority shareholder and intends to vote its shares in favor of the transaction, the approval is assured.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each included 52 weeks; fiscal year 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes the majority of its revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on long-term research and development contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $1,547,000 and $1,991,000 in 1998 and 1997. The percentage-of-completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers on a cost-plus-fixed-fee basis as costs are incurred.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible debentures and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $20,717,000 and $70,488,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates market value. At year-end 1998 and 1997, the Company's cash and cash equivalents also include investments in commercial paper and short-term certificates of deposit of the Company's foreign operations which have an original maturity of three months or less.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- --------

Raw Materials                                                                            $ 3,010  $  3,420
Work in Process                                                                            6,139     8,381
Finished Goods                                                                             2,788     2,718
                                                                                         -------  --------

                                                                                         $11,937  $ 14,519
                                                                                         =======  ========


                                       9


1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property, as follows: buildings, 30 years; machinery and equipment, three to seven years, and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land                                                                                     $   341  $    341
Buildings                                                                                  2,445     2,445
Machinery, Equipment, and Leasehold Improvements                                          16,194    15,075
                                                                                         -------  --------

                                                                                          18,980    17,861
Less:  Accumulated Depreciation and Amortization                                          11,650     9,380
                                                                                         -------  --------

                                                                                         $ 7,330  $  8,481
                                                                                         =======  ========

Other Assets
      Other assets in the accompanying balance sheet include the cost of acquired patents and trademarks and deferred debt expense relating to the Company's issuance of subordinated convertible debentures. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 7 to 40 years. These assets were $1,889,000 and $2,145,000, net of accumulated amortization of $663,000 and $358,000, at year-end 1998 and 1997, respectively.

Stock Split
      All share and per share information was restated in 1996 to reflect a three-for-two stock split effected in the form of a 50% stock dividend, distributed in May 1996.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment (Note 13). Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for each of the three years presented.

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment.
      The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type are:

(In thousands)                                                                        Gross          Gross
                                                         Market          Cost    Unrealized     Unrealized
                                                          Value         Basis         Gains         Losses
-------------------------------------------------- ------------- ------------- ------------- --------------

1998
Government-agency Securities                            $88,425       $88,337       $    97       $    (9)
Other                                                     2,144         2,045           124           (25)
                                                        -------       -------       -------       -------

                                                        $90,569       $90,382       $   221       $   (34)
                                                        =======       =======       =======       =======

1997
Government-agency Securities                            $55,391       $55,334       $    66       $    (9)
Corporate Bonds                                           1,001         1,000             1             -
Other                                                     1,862         1,764           172           (74)
                                                        -------       -------       -------       -------

                                                        $58,254       $58,098       $   239       $   (83)
                                                        =======       =======       =======       =======

      Short- and long-term available-for-sale investments in the accompanying 1998 balance sheet include $42,475,000 with contractual maturities of one year or less, $47,260,000 with contractual maturities of more than one year through five years, $288,000 with contractual maturities of more than five years through ten years, and $546,000 with contractual maturities of more than ten years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments, net, resulted from gross realized gains of $28,000 and $5,000 in 1998 and 1997, and gross realized gains of $1,040,000 and gross realized losses of $121,000 in 1996, relating to the sale of available-for-sale investments.

3.    Acquisitions

      In May 1997, the Company acquired International Technidyne from Thermo Electron in exchange for the right to receive 3,355,705 shares of the Company's common stock. International Technidyne is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables and also manufactures premium-quality, single-use, skin-incision devices.
      Following approval of the Company's shareholders in April 1998, the shares for the purchase of International Technidyne were issued. Because the Company and International Technidyne were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the shares are considered to be outstanding and the results of International Technidyne are included in the accompanying financial statements for all periods presented.

      Revenues and net income, as previously reported by the separate entities prior to the acquisition and as restated for the combined Company, are:

(In thousands)                                                                                        1996
---------------------------------------------------------------------------------------- -------- ---------

Revenues:
  Historical                                                                                      $ 29,970
  International Technidyne                                                                          33,992
                                                                                                  --------

                                                                                                  $ 63,962
                                                                                                  ========

Net Income:
  Historical                                                                                      $  5,358
  International Technidyne                                                                           4,672
                                                                                                  --------

                                                                                                  $ 10,030
                                                                                                  ========

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

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company maintains stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. Two other plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. As of year-end 1998, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which may range from five to twelve years. Nonqualified options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermedics and Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 719,000 shares at a weighted average exercise price of $27.99 per share elected to participate in this exchange and, as a result, received options to purchase 360,000 shares of Company common stock at $10.91 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      A summary of the Company's stock option activity is:

                                                       1998                1997                 1996
                                               -------------------  ------------------  ------------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            1,646     $20.41    1,130     $14.59     1,137     $9.84
  Granted                                           761      12.25      783      27.22       189     32.90
  Exercised                                        (159)      4.17     (119)      4.95      (179)     3.67
  Forfeited                                         (61)     26.14     (148)     24.42       (17)    15.55
  Canceled due to exchange                         (719)     27.99        -          -         -         -
                                                  -----               -----                -----

Options Outstanding, End of Year                  1,468     $13.99    1,646     $20.41     1,130     $14.59
                                                  =====     ======    =====     ======     =====     ======

Options Exercisable                               1,464     $13.96    1,646     $20.41     1,130     $14.59
                                                  =====     ======    =====     ======     =====     ======

Options Available for Grant                       1,087                 318                  453
                                                  =====               =====                =====

      A summary of the status of the Company's stock options at January 2, 1999, is:
                                                                       Options Outstanding
                                                      ------------------------------------------------------
Range of Exercise Prices                                    Number            Weighted             Weighted
                                                                of             Average              Average
                                                            Shares           Remaining             Exercise
                                                    (In thousands)    Contractual Life                Price
--------------------------------------------------- --------------- ------------------- --------------------

$  4.43 - $15.57                                             1,227           6.1 years               $11.27
  15.58 -  26.70                                                55           4.0 years                23.54
  26.71 -  37.84                                               173           7.9 years                27.61
  37.85 -  48.97                                                13           2.5 years                47.72
                                                             -----

$  4.43 - $48.97                                             1,468           6.2 years               $13.99
                                                             ======

      The information disclosed above for options outstanding at January 2, 1999, does not differ materially for options exercisable.

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program during 1998. During 1997 and 1996, the Company issued 435 shares and 3,469 shares, respectively, of its common stock under this program.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                         1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                                $ 7,820    $ 9,019    $10,030
  Pro forma                                                                    5,911      7,658      9,495
Basic Earnings per Share:
  As reported                                                                    .20        .23        .25
  Pro forma                                                                      .15        .19        .24
Diluted Earnings per Share:
  As reported                                                                    .20        .23        .25
  Pro forma                                                                      .15        .19        .23

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Compensation expense for options granted is reflected over the vesting period;
therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $5.61, $15.92, and $18.23 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                       52%        51%        50%
Risk-free Interest Rate                                                         4.6%       6.4%       6.2%
Expected Life of Options                                                   4.4 years  6.6 years  6.6 years


      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $584,000, $410,000, and $459,000 in 1998, 1997, and 1996, respectively.

5.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Domestic                                                                       $12,506  $ 14,808  $16,081
Foreign                                                                            (67)     (110)     275
                                                                               -------  --------  -------

                                                                               $12,439  $ 14,698  $16,356
                                                                               =======  ========  =======

      The components of the provision for income taxes are:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Currently Payable:
  Federal                                                                      $ 3,450  $  4,838  $ 7,440
  State                                                                            282     1,011      724
                                                                               -------  --------  -------

                                                                                 3,732     5,849    8,164
                                                                               -------  --------  -------

Net Deferred (Prepaid):
  Federal                                                                          754      (136)  (2,115)
  State                                                                            133       (34)     277
                                                                               -------  --------  -------

                                                                                   887      (170)  (1,838)
                                                                               -------  --------  -------

                                                                               $ 4,619  $  5,679  $ 6,326
                                                                               =======  ========  =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $226,000, $1,078,000, and $2,190,000 of such benefits that have been allocated to capital in excess of par value in 1998, 1997, and 1996, respectively.


                                       15


5.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in 1998 and 1997, and 34% in 1996 to income before provision for income taxes due to:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $ 4,354  $  5,144  $ 5,561
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                           270       635      660
  Foreign sales corporation benefit                                               (110)     (160)    (111)
  Other                                                                            105        60      216
                                                                               -------  --------  -------

                                                                               $ 4,619  $  5,679  $ 6,326
                                                                               =======  ========  =======

      Short- and long-term prepaid income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Prepaid Income Taxes:
  Inventory basis difference                                                           $  956      $1,334
  State tax loss and credit carryforwards                                                 683         612
  Depreciation and amortization                                                         1,146         971
  Accrued compensation                                                                    290         580
  Allowance for doubtful accounts                                                         286         211
  Reserves and accruals                                                                 1,098       1,097
  Write-off of acquired technology (Note 3)                                             1,560       1,834
  Other, net                                                                             (195)         72
                                                                                       ------      ------

                                                                                       $5,824      $6,711
                                                                                       ======      ======

      The Company has available $7,055,000 of state net operating loss carryforwards which expire from 1999 through 2003 and $147,000 of state tax credit carryforwards which expire from 2000 through 2012.

6.    Subordinated Convertible Debentures

      In May 1997, the Company issued and sold at par value $70,000,000 principal amount of 4 3/4% subordinated convertible debentures due 2004, for net proceeds of $68,028,000. The debentures are convertible into shares of the Company's common stock at a conversion price of $31.415 per share.
      In January 1994, the Company issued and sold at par value $33,000,000 principal amount of noninterest-bearing subordinated convertible debentures due January 1997. During 1997 and 1996, $3,755,000 and $7,887,000, respectively, of principal amount of these subordinated convertible debentures were converted into 259,078 shares and 544,168 shares, respectively of the Company's common stock.
      The Company's convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
      See Note 10 for the fair value information pertaining to the Company's subordinated convertible debentures.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. In addition, the Company uses data processing services of a majority-owned subsidiary of Thermo Electron, and accounting, personnel, and administrative services of Thermedics. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $768,000, $963,000, and $958,000 in 1998, 1997, and 1996, respectively.
The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fees charged by Thermo Electron, its majority-owned subsidiary, and Thermedics are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
      The Company subleases office and research facilities from Thermedics and is charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its prime lease. The sublease expires in February 2004. The accompanying statement of income includes expenses from the sublease of $151,000, $170,000, and $116,000 in 1998, 1997, and 1996,
respectively.
      The Company subleases office and research facilities from Thermedics Detection Inc., a publicly traded majority-owned subsidiary of Thermedics. The Company is charged rent, operating costs, real estate taxes, and utilities, on a pro rata basis, based upon actual square footage occupied. The sublease expires in December 1999. The accompanying statement of income includes expenses from the sublease of $94,000 and $73,000 in 1998 and 1997, respectively.
      The Company leased office space on a month-to-month basis from an affiliate that is controlled by Thermo Electron. This agreement was terminated during 1997. The accompanying statement of income includes expenses from this lease of $9,000 and $8,000 in 1997 and 1996, respectively.

Related-party Purchases
      Thermo Electron's Tecomet division provides metal fabrication services in connection with the manufacture of the heart-assist devices sold by the Company. The Company paid $1,717,000, $1,872,000, and $2,892,000 for these services in 1998, 1997, and 1996, respectively.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

8.    Commitment and Contingency

Operating Leases
      In addition to the related-party operating leases described in Note 7, the Company leases manufacturing, office, and research facilities under various operating lease agreements. The accompanying statement of income includes expense from these leases of $556,000, $551,000, and $188,000 in 1998, 1997, and
1996, respectively. Future minimum payments due under these leases at January 2, 1999, are $362,000 in 1999 through 2001, $368,000 in 2002, and $13,000 in 2003.
Total future minimum lease payments are $1,467,000.

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

9.    Stock Purchase Warrant and Common Stock

      In May 1993, in connection with an agreement to develop a material to be used in the Company's LVAS, the Company granted to a third party the right to purchase from the Company 60,000 shares of the Company's common stock at a price of $5.83 per share, which was the fair market value of the Company's common stock on the date of grant. This warrant is exercisable immediately and expires ten years after the date of grant.
      At January 2, 1999, the Company had reserved 2,712,191 unissued shares of its common stock for possible issuance under stock-based compensation plans, possible conversion of its outstanding subordinated convertible debentures, and possible issuance under the stock purchase warrant.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, accounts payable, due to parent company and Thermo Electron Corporation, and subordinated convertible debentures. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible debentures, approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
      The fair value of the Company's subordinated convertible debentures, based on quoted market prices, was $60,116,000 and $74,900,000 in 1998 and 1997, respectively.

11. Significant Customer, Export Sales, Concentrations of Risk, and Segment Information

Significant Customer
      Sales to one customer accounted for 22%, 24%, and 23% of the Company's total revenues in 1998, 1997, and 1996, respectively.

Export Sales
      Export revenues accounted for 15%, 17%, and 18% of the Company's total revenues in 1998, 1997, and 1996, respectively.

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

Segment Information
      The Company organizes and manages its business by functional operating entity. The Company's functional entities operate in two segments: Left Ventricular-assist Systems and Other Medical Equipment. The Company's LVAS segment researches, develops, and manufactures an implantable pneumatic LVAS that is powered by an external electrically driven air-pump and an electric LVAS that is driven by an implanted electric motor and powered by a lightweight battery pack worn by the patient. The Company's Other Medical Equipment segment develops, manufactures, and markets near-patient, whole-blood coagulation testing equipment and related disposables and premium-quality, single-use, skin-incision devices.

11. Significant Customer, Export Sales, Concentrations of Risk, and Segment Information (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
  Left Ventricular-assist Systems                                           $  30,303  $ 26,960   $  29,970
  Other Medical Equipment                                                      36,545    35,874      33,992
                                                                            ---------  --------   ---------

                                                                            $  66,848  $ 62,834   $  63,962
                                                                            =========  ========   =========

Income Before Provision for Income Taxes:
  Left Ventricular-assist Systems                                           $     344  $  3,107   $   3,250
  Other Medical Equipment                                                       8,978     8,317       7,928
  Corporate (a)                                                                  (768)     (963)       (958)
                                                                            ---------  --------   ---------

  Total operating income                                                        8,554    10,461      10,220
  Interest and other income, net                                                3,885     4,237       6,136
                                                                            ---------  --------   ---------

                                                                            $  12,439  $ 14,698   $  16,356
                                                                            =========  ========   =========

Total Assets:
  Left Ventricular-assist Systems                                           $  23,735  $ 26,451   $  25,724
  Other Medical Equipment                                                      16,638    18,015      17,857
  Corporate (b)                                                               131,990   128,742      81,397
                                                                            ---------  --------   ---------

                                                                            $ 172,363  $173,208   $ 124,978
                                                                            =========  ========   =========

Depreciation and Amortization:
  Left Ventricular-assist Systems                                           $   1,312  $  1,032  $      875
  Other Medical Equipment                                                       1,675     1,539       1,307
                                                                            ---------  ---------   --------

                                                                            $   2,987  $  2,571   $   2,182
                                                                            =========  ========   =========

Capital Expenditures:
  Left Ventricular-assist Systems                                           $     961  $  1,386   $     921
  Other Medical Equipment                                                         638       947       1,649
                                                                            ---------  --------   ---------

                                                                            $   1,599  $  2,333   $   2,570
                                                                            =========  ========   =========

(a) Primarily general and administrative expenses.
(b) Primarily cash, cash equivalents, and short- and long-term available-for-sale investments.



                                       20


12.    Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $ 7,820  $  9,019  $10,030
                                                                               -------  --------  -------

Weighted Average Shares                                                         38,810    39,482   39,924
                                                                               -------  --------  -------

Basic Earnings per Share                                                       $   .20  $    .23  $   .25
                                                                               =======  ========  =======

Diluted
Net Income                                                                     $ 7,820  $  9,019  $10,030
                                                                               -------  --------  -------

Basic Weighted Average Shares                                                   38,810    39,482   39,924
Effect of:
  Convertible debentures                                                             -         2      559
  Stock options                                                                    175       281      446
                                                                               -------  --------  -------

Weighted Average Shares, as Adjusted                                            38,985    39,765   40,929
                                                                               -------  --------  -------

Diluted Earnings per Share                                                     $   .20  $    .23  $   .25
                                                                               =======  ========  =======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 1,362,515 of such options outstanding, with exercise prices ranging from $10.75 to $48.97 per share.
      In addition, the computation of diluted earnings per share for 1998 and 1997 excludes the effect of assuming the conversion of $70,000,000 principal amount of 4 3/4% subordinated convertible debentures, convertible at $31.415 per share, because the effect would be antidilutive.

13.   Comprehensive Income

      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items, net," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments.
      Accumulated other comprehensive items in the accompanying balance sheet consist of:

(In thousands)                                                                                1998    1997
-------------------------------------------------------------------------- ---------------- ------- -------

Cumulative Translation Adjustment                                                           $   29  $   26
Net Unrealized Gain on Available-for-sale Investments                                          120     100
                                                                                            ------  ------

                                                                                            $  149  $  126
                                                                                            ======  ======


                                       21




13.   Comprehensive Income (continued)

      Unrealized gains (losses) on available-for-sale investments, a component of other comprehensive items, net, in the accompanying statement of comprehensive income and shareholders' investment, includes:

(In thousands)                                                                  1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Unrealized Holding Gains (Losses) Arising During the Year (net               $    38    $   144    $   (30)
  of income tax (provision) benefit of $(21), $(82), and $5)
Reclassification Adjustment for Gains Included in Net Income                     (18)        (3)      (588)
  (net of income tax provision of $10, $2, and $331)                         -------    -------    -------

Net Unrealized Gains (Losses) (net of income tax (provision)                 $    20    $   141    $  (618)
benefit of $(11), $(80), and $336)                                           =======    =======    =======


14.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                 First     Second      Third     Fourth
----------------------------------------------------------------  --------- ---------- ---------- ----------

Revenues                                                            $16,485   $16,133    $15,798    $18,432
Gross Profit                                                          9,576     9,266      8,738     10,863
Net Income                                                            2,308     1,850      1,438      2,224
Basic and Diluted Earnings per Share                                    .06       .05        .04        .06

1997                                                                 First     Second      Third     Fourth
---------------------------------------------------------------  --------- ---------- ---------- ----------

Revenues                                                            $14,902   $15,931    $14,727    $17,274
Gross Profit                                                          7,973     8,703      8,674     10,341
Net Income                                                            1,875     2,222      2,228      2,694
Basic and Diluted Earnings per Share                                    .05       .06        .06        .07


Thermo Cardiosystems Inc.                             1998 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Cardiosystems Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo Cardiosystems Inc. (a Massachusetts corporation and 60%-owned subsidiary of Thermedics Inc.) and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Cardiosystems Inc. and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 11, 1999

Thermo Cardiosystems Inc.                              1998 Financial Statements

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

Overview

      The Company's businesses operate in two segments: Left Ventricular-assist Systems (LVAS) and Other Medical Equipment. The LVAS segment researches, develops, and manufactures two implantable LVAS: a pneumatic, or air-driven, system, and an electric version. Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. This segment includes the Company's Nimbus Medical Inc. subsidiary, acquired in 1996. Nimbus has been involved in artificial heart technology for over 20 years and has carried out research in two primary fields: ventricular-assist devices and total artificial hearts. Nimbus was instrumental in developing the basic technology for high-speed rotary blood pumps, which is the basis for the HeartMate II, the next generation of the Company's LVAS. Because of its smaller size, the HeartMate II may potentially be used to provide cardiac support in small adults and in children.
      The Other Medical Equipment segment consists of International Technidyne Corporation, a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium-quality, single-use, skin-incision devices.
      In general, a profit cannot be earned from the sale of an LVAS in the United States until approval of the device has been received from the U.S. Food and Drug Administration (FDA) for commercial sale. Until such approval was obtained, only the direct and indirect costs of the LVAS could be recovered, which were included in the Company's revenues. With the FDA's approval of the air-driven LVAS, the Company began earning a profit on the sale of such systems in 1994. In September 1998, the FDA granted approval for commercial sale in the U.S. of the electric LVAS as a bridge to transplant, and as a result the Company has become eligible to earn a profit on the sale of that device.
      The profitability of the LVAS segment decreased in 1998 due to higher marketing and selling expenses in anticipation of the September 1998 FDA approval, as well as increased expenditures for research and development discussed in the results of operations below. Following FDA approval of the electric LVAS, the Company increased the price of the electric LVAS by approximately 13%, effective November 1998.

Results of Operations

1998 Compared With 1997
      Total revenues increased to $66.8 million in 1998 from $62.8 million in 1997. LVAS segment revenues increased to $30.3 million in 1998 from $27.0 million in 1997, primarily due to an increase in revenues from the Company's electric LVAS as a result of FDA approval, which was granted in September 1998. To a lesser extent, revenues increased due to price increases of the electric LVAS and an increase in sales of the air-driven LVAS. These increases were offset in part by a decrease in revenues at Nimbus due to the expiration of several government research and development contracts. For the foreseeable future, the Company expects that Nimbus will focus on technological research and will no longer earn revenues from government contracts.

      Other Medical Equipment segment revenues increased to $36.5 million in 1998 from $35.9 million in 1997, primarily due to an increase in demand for the Company's skin-incision devices, offset in part by a decrease in demand for the Company's whole-blood coagulation testing equipment.
      The gross profit margin increased to 58% in 1998 from 57% in 1997. The gross profit margin for the Other Medical Equipment segment increased primarily due to manufacturing efficiencies and cost reduction efforts implemented in 1998. The gross profit margin for the LVAS segment was unchanged.
      Selling, general, and administrative expenses as a percentage of revenues increased to 28% in 1998 from 26% in 1997, primarily at the LVAS segment, due to an increase in sales and marketing staff and, to a lesser extent, higher advertising costs in anticipation of increased electric LVAS sales following FDA approval, which was granted in September 1998. The Company plans to continue funding these efforts through 1999, which may adversely affect its operating results.
      Research and development expenses increased to $10.9 million in 1998 from $8.7 million in 1997. This increase is primarily due to expenses associated with a clinical trial being conducted by the LVAS segment to evaluate the electric LVAS as an alternative to medical therapy, which commenced in December 1997, as well as expenses associated with the development of its HeartMate II system. The Company expects research and development expenses to continue to increase over the life of the clinical trial, estimated at two to three years. There can be no assurance that the Company will complete this study.
      Interest income increased to $7.4 million in 1998 from $6.5 million in 1997, primarily as a result of higher average invested balances resulting from the issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures in May 1997 (Note 6).
      Interest expense increased to $3.6 million in 1998 from $2.2 million in 1997, primarily due to the inclusion of a full year of interest expense as a result of the issuance of the 4 3/4% subordinated convertible debentures.
      The effective tax rates were 37% and 39% in 1998 and 1997, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes. The effective tax rate decreased in 1998 due to a decrease in income allocated to state tax jurisdictions with higher tax rates.

1997 Compared With 1996
      Total revenues decreased to $62.8 million in 1997 from $64.0 million in 1996. LVAS segment revenues decreased to $27.0 million in 1997 from $30.0 million in 1996, primarily due to a decrease in revenues of $6.6 million from the Company's air-driven LVAS, offset in part by a $1.9 million increase in revenues from the Company's electric LVAS and the inclusion of $2.0 million in revenues from Nimbus, acquired in December 1996.
      Other Medical Equipment segment revenues increased to $35.9 million in 1997 from $34.0 million in 1996, primarily due to increased demand for the Company's skin-incision devices.
      The gross profit margin decreased to 57% in 1997 from 58% in 1996. The gross profit margin for the LVAS segment decreased primarily due to a shift in sales mix to the lower-margin electric LVAS and, to a lesser extent, increased warranty costs due to a Company-initiated modification of certain of its LVAS, completed in the first quarter of 1997. The Company announced an overall price increase of approximately 10% in the electric LVAS product line, effective June 28, 1997, to help offset increased production costs. This decrease was offset in part by an increase in the gross profit margin for the Other Medical Equipment segment primarily due to improved margins at International Technidyne, primarily due to manufacturing efficiencies.
      Selling, general, and administrative expenses as a percentage of revenues increased to 26% in 1997 from 22% in 1996, primarily due to higher marketing expenses as a result of an increase in the Company's LVAS sales force and, to a lesser extent, an increase in promotional expenses at International Technidyne.

      Research and development expenses increased to $8.7 million in 1997 from $7.5 million in 1996, primarily due to a clinical trial being conducted by the Company to evaluate the electric LVAS as an alternative to medical therapy and, to a lesser extent, the inclusion of expenditures at Nimbus, acquired in December 1996.
      In connection with the December 1996 acquisition of the Nimbus business, the Company wrote off $4.9 million in 1996, which represents the portion of the purchase price allocated to technology in development based on estimated replacement cost (Note 3).
      Interest income increased to $6.5 million in 1997 from $5.3 million in 1996, primarily as a result of higher average invested balances resulting from the issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures in May 1997 (Note 6).
      Interest expense increased to $2.2 million in 1997 from $0.1 million in 1996, primarily as a result of the issuance of the 4 3/4% subordinated convertible debentures.
      The Company recorded a gain on sale of investments, net, of $5,000 in 1997, compared with $0.9 million in 1996.
      The effective tax rates were 39% in both 1997 and 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.

Liquidity and Capital Resources

      Consolidated working capital was $98.9 million at January 2, 1999, compared with $136.7 million at January 3, 1998. Cash, cash equivalents, and short- and long-term available-for-sale investments were $132.6 at January 2, 1999, compared with $129.4 million at January 3, 1998. During 1998, $16.9 million of cash was provided by operating activities. Cash of $3.6 million was provided by an increase in accounts payable and other current liabilities, primarily due to the timing of payments. Cash of $2.6 million was provided by a decrease in inventories, primarily due to improved inventory management.
      Excluding available-for-sale investment activity, the Company's investing activities primarily consisted of capital additions. During 1998, the Company expended $1.6 million on purchases of property, plant, and equipment. During 1999, the Company expects to make capital expenditures of approximately $3.5 million, principally for manufacturing and tooling equipment and leasehold improvements.
      During 1998, the Company's financing activities used $12.3 million of cash. Through a series of transactions commencing in June 1997, the Company's Board of Directors authorized the repurchase, through August 14, 1999, of up to $40.0 million of its own common stock in the open market, or in negotiated transactions. Any repurchases under the Company's authorizations are funded from working capital. Through January 2, 1999, the Company had expended $26.1 million under these authorizations, of which $12.1 million was paid during 1998.
      The Company believes that it has adequate resources to meet its financial needs for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates
      The Company's available for sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10% decrease in year-end 1998 market interest rates would result in a negative impact of $6.2 million on the net fair value of the Company's interest-sensitive financial instruments.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of the Company's common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in the year-end 1998 market equity prices would result in a negative impact of $1.6 million on the net fair value of the Company's subordinated convertible debentures.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information-technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information-technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information-technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information-technology systems, and this process was approximately 70% complete as of January 2, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information-technology systems and critical facilities will be year 2000 compliant by October, 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells or for which the Company continues to provide technical support. The Company believes that substantially all of these material products are year 2000 compliant. The Company has evaluated and identified those products which may not be year 2000 compliant and has focused corrective efforts on products that are still under warranty or early in their expected life and/or are subject to FDA considerations due to safety risks. The Company is offering upgrades where reasonably practicable and where deemed necessary. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by October, 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs relating to products and facilities were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information-systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Uncertainty of Regulatory Approval for Biomedical Devices. The Company's biomedical devices, including its left ventricular-assist systems (LVAS), are subject to approval by the U.S. Food and Drug Administration (FDA) before commercial sale of such devices may commence in the U.S. The Company is also subject to regulatory requirements in foreign countries in which the Company markets its devices. The process of obtaining regulatory approvals is lengthy, expensive, and inherently uncertain. Even after FDA and other regulatory approvals have been obtained, such approvals can be suspended or revoked if the Company's products do not continue to satisfy regulatory requirements. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, recalls of products, operating restrictions, and criminal prosecutions.
      In October 1994, the Company received FDA approval for the commercial sale of its pneumatic LVAS. In April 1994, the Company received the CE Mark for commercial sale of the pneumatic LVAS in all European Union countries. The Company's HeartPak(TM) portable console received the CE Mark in February 1995 and the HeartPak is currently in Phase I clinical trials in the U.S. In September 1998, the Company's electric LVAS received premarket approval by the FDA for use as a bridge to transplant. The electric LVAS received the CE Mark in August 1995 for use as a bridge to transplant and as an alternative to transplant. The Company's electric LVAS is currently in use in clinical trials in the U.S. testing the safety and efficacy of the device as an alternative to transplant.
      Significant design changes to the Company's LVAS, including use of the portable console for the pneumatic LVAS, must be approved pursuant to a supplement to an approved PMA application. Failure of the Company to obtain FDA approval for the commercial sale of the electric LVAS as an alternative to transplant, would have a material adverse effect on the Company's long-term growth prospects. In addition, failure of the Company to obtain approval for the HeartPak portable console would likely require patients supported by the pneumatic LVAS to remain hospitalized. This could materially restrict the market for the pneumatic LVAS.

      Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. In addition, the Company's coagulation testing equipment can cost several thousand dollars per instrument. Without the financial support of the government or third-party insurers, the market for the Company's devices and equipment will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated reimbursement systems designed to slow the escalation of healthcare costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new healthcare policies intended to curb rising costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.
      In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to LVAS devices used as a bridge to heart transplant, which fulfill certain Medicare coverage criteria. This decision, updated in April 1997, has applied to the Company's pneumatic LVAS and has been extended to the electric LVAS. Several major non-government insurers have also agreed to offer coverage for the pneumatic LVAS and the electric LVAS; however, no assurance can be given that additional third-party payors will cover the electric LVAS immediately because of the device's intended out-patient use. Even though reimbursement has been established by HCFA and by certain non-government insurers for LVAS devices, the Medicare coverage criteria could be amended or revised by HCFA, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the LVAS devices will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving the Company's systems or for the Company's biomedical devices would have a material adverse effect on the Company's business.

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

      Technological Change, Competition, and New Products. The Company is aware of one other company that has received a premarket approval from the FDA for an implantable LVAS that competes with the Company's LVAS. Also, there are many organizations engaged in the development of various types of cardiac support systems, including a total artificial heart. As other organizations realize the commercial potential for LVAS, the Company believes that competition will intensify. Further, the Company has several competitors in the coagulation monitoring instrument market. Although the length of the regulatory approval process for medical equipment and devices such as LVAS is a barrier to entry into these markets, the Company's products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's present competitors or by future entrants into the markets in which the Company competes. Many manufacturers of medical devices have greater research and development, manufacturing, and marketing resources than those of the Company.
      Further, in September 1998, the Company's electric LVAS received FDA approval for use as a bridge to transplant. That device is currently in use in clinical trials in the U.S. to test the safety and efficacy of the device as an alternative to transplant. In addition, the Company is currently devoting significant resources to the development of new products, including its Heartmate II and Heartmate III. Because the electric LVAS is new to the market, there can be no assurance that difficulties with the product will not arise, or if problems do arise that the Company can adequately correct them. Also, there can be no assurance that the Company will successfully complete the development of new products in a timely basis or at all. Any failure to complete development of new products or the failure of the performance of the Company's current products could have a material adverse affect on the Company's business and results of operations.

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

      Intellectual Property Rights. The Company relies principally upon trade secret protection and, to a lesser extent, patents to protect its proprietary rights with respect to its LVAS and its reagents, however, with respect to its coagulation equipment and skin-incision products, the Company relies principally on patents to protect its proprietary rights. No assurance can be given that the Company will be able to effectively protect its patents and trade secrets, or that competitors will not independently develop equivalent technology or design around the Company's patents. The Company's competitive position could be adversely affected if the Company is unable to protect adequately its proprietary rights. In addition, there can be no assurance that third parties will not assert claims against the Company that the Company infringes the intellectual property rights of such parties. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. or abroad. In the event that a claim relating to intellectual property is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such licenses could be obtained on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture, or distribution of the Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company has received correspondence from a third party alleging that the textured surface of the LVAS infringes certain patent rights of such third party. The Company believes that it has meritorious defenses to the claims of the third party. However, no assurance can be given that the Company would be successful if litigation was commenced or that others will not claim that the Company infringes their intellectual property rights.

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

      Product Liability. The Company faces an inherent business risk of exposure to product liability claims relating to the use of its products. This risk may increase as the number of LVAS implants increase and as the number of centers implanting the device expands. Although the Company currently maintains product liability insurance against this risk, there can be no assurance that it will continue to be able to obtain such coverage at economically feasible rates, if at all, or that such coverage will be adequate in terms and scope to completely protect the Company in the event of a successful product liability claim.

     International   Operations  and   International   Sales.  In  1998,   sales
originating outside the U.S. and U.S. export sales accounted for approximately 16% of the Company's total revenues. The Company anticipates that sales outside the U.S. and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. There can be no assurance that any of these factors will not have a material effect on the Company's business and results of operations.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers, or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                                      Selected Financial Information
(In thousands except per share amounts)                 1998    1997 (a)   1996 (b)   1995 (c)       1994
-------------------------------------------------- ---------- ----------- ---------- ---------- ----------

Statement of Income Data
Revenues                                            $ 66,848   $  62,834   $ 63,962   $ 52,880   $ 39,051
Net Income                                             7,820       9,019     10,030     11,135      5,687
Earnings per Share:
  Basic                                                  .20         .23        .25        .29        .15
  Diluted                                                .20         .23        .25        .27        .14

Balance Sheet Data
Working Capital                                     $ 98,904   $ 136,702   $ 65,328   $ 64,610   $ 47,369
Total Assets                                         172,363     173,208    124,978    124,285    109,988
Long-term Obligations                                 70,000      70,000          -     11,642     33,450
Shareholders' Investment                              88,714      92,963    111,089    103,416     68,382

(a) Reflects the May 1997 issuance of $70,000,000 principal amount of 4 3/4% subordinated convertible debentures due 2004 and conversion of $3,755,000 principal amount of noninterest-bearing subordinated convertible obligations.
(b) Reflects conversion of $7,887,000 principal amount of noninterest-bearing subordinated convertible obligations.
(c) Reflects conversion of $21,358,000 principal amount of noninterest-bearing subordinated convertible obligations.

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TCA. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                            1998                  1997
                                                                  ------------------     ------------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                             $27 1/2    $20 7/8    $32        $20 1/2

Second                                                             28         21 3/8     28 7/8     19

Third                                                              23 1/16    14 1/2     27 1/4     19 1/8

Fourth                                                             15 3/4      7 1/2     28 7/8     19


      As of January 29, 1999, the Company had 459 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $8 3/4 per share.

Shareholder Services
      Shareholders of Thermo Cardiosystems Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tca1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Investor Relations Department, Thermo Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 1:30 p.m., at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.