Form 10-K, Exhibit 13
period 2000-01-01
THERMO CARDIOSYSTEMS INC
filed 2000-03-17
CIK 841939

Exhibit 13









                                        Thermo Cardiosystems Inc.

                                    Consolidated Financial Statements

                                                   1999


Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                     Consolidated Statement of Income

(In thousands except per share amounts)                                            1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Revenues (Note 11)                                                              $79,090  $ 66,848  $62,834
                                                                                -------  --------  -------

Costs and Operating Expenses:
 Cost of revenues                                                                33,739    28,405   27,143
 Selling, general, and administrative expenses (Note 7)                          22,018    18,960   16,548
 Research and development expenses                                               15,631    10,929    8,682
                                                                                -------  --------  -------

                                                                                 71,388    58,294   52,373
                                                                                -------  --------  -------

Operating Income                                                                  7,702     8,554   10,461

Interest Income                                                                   7,086     7,448    6,476
Interest Expense                                                                 (3,551)   (3,591)  (2,244)
Gain on Sale of Investments (Note 2)                                                  -        28        5
                                                                                -------  --------  -------

Income Before Provision for Income Taxes and Extraordinary Item                  11,237    12,439   14,698
Provision for Income Taxes (Note 5)                                               2,865     4,619    5,679
                                                                                -------  --------  -------

Income Before Extraordinary Item                                                  8,372     7,820    9,019
Extraordinary Item, Net of Provision for Income Taxes of $743 (Note 6)            1,212         -        -
                                                                                -------  --------  -------

Net Income                                                                      $ 9,584  $  7,820  $ 9,019
                                                                                =======  ========  =======

Basic and Diluted Earnings per Share (Note 12)                                  $   .25  $    .20  $   .23
                                                                                =======  ========  =======

Weighted Average Shares (Note 12)
 Basic                                                                           38,443    38,810   39,482
                                                                                =======  ========  =======

 Diluted                                                                         38,482    38,985   39,765
                                                                                =======  ========  =======


















The accompanying notes are an integral part of these consolidated financial statements.


Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $20,717 under repurchase agreement                $    418   $ 42,026
   with affiliated company in fiscal 1998)
 Advance to affiliate                                                                    13,961          -
 Short-term available-for-sale investments, at quoted market value                       82,559     43,310
   (amortized cost of $82,767 and $43,155; Note 2)
 Accounts receivable, less allowances of $1,009 and $951                                 14,368     12,240
 Inventories                                                                             14,945     11,937
 Deferred tax asset (Note 5)                                                              4,128      2,629
 Prepaid expenses and other current assets                                                   69        411
                                                                                       --------   --------

                                                                                        130,448    112,553
                                                                                       --------   --------

Property, Plant, and Equipment, at Cost, Net                                              7,359      7,330
                                                                                       --------   --------

Long-term Available-for-sale Investments, at Quoted Market Value                         28,108     47,259
 (amortized cost of $28,427 and $47,227; Note 2)                                       --------   --------

Deferred Tax Asset (Note 5)                                                               2,611      3,195
                                                                                       --------   --------

Other Assets                                                                              1,402      2,026
                                                                                       --------   --------

                                                                                       $169,928   $172,363
                                                                                       ========   ========

Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                        1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Accounts payable                                                                      $  4,235   $  4,356
 Accrued payroll and employee benefits                                                    3,788      3,126
 Accrued warranty expenses                                                                1,420      1,210
 Accrued income taxes                                                                     1,067      1,468
 Other accrued expenses                                                                   3,754      3,154
 Due to parent company and affiliated companies                                             713        335
                                                                                       --------   --------

                                                                                         14,977     13,649
                                                                                       --------   --------

Subordinated Convertible Debentures (Note 6)                                             58,011     70,000
                                                                                       --------   --------

Commitments and Contingency (Notes 7 and 8)

Shareholders' Investment (Notes 4 and 9):
 Common stock, $.10 par value, 100,000,000 shares authorized;                             4,053      4,052
   40,531,130 and 40,522,021 shares issued
 Capital in excess of par value                                                          96,006     98,489
 Retained earnings                                                                       49,500     39,916
 Treasury stock at cost, 2,054,669 and 2,031,795 shares                                 (51,807)   (53,892)
 Deferred compensation                                                                     (521)         -
 Accumulated other comprehensive items (Note 13)                                           (291)       149
                                                                                       --------   --------

                                                                                         96,940     88,714
                                                                                       --------   --------

                                                                                       $169,928   $172,363
                                                                                       ========   ========




















The accompanying notes are an integral part of these consolidated financial statements.


Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                   Consolidated Statement of Cash Flows
(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income                                                               $   9,584  $    7,820  $  9,019
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                            2,880       2,987     2,571
     Provision for losses on accounts receivable                                120         120       120
     Extraordinary item, net of income taxes (Note 6)                        (1,212)          -         -
     Gain on sale of investments                                                  -         (28)       (5)
     Deferred income tax expense (benefit)                                     (780)        887      (170)
     Other noncash items                                                        104         (69)      (13)
     Changes in current accounts:
       Accounts receivable                                                   (2,252)       (981)    1,987
       Inventories                                                           (3,012)      2,584      (658)
       Other current assets                                                     640         (69)      (14)
       Accounts payable                                                        (119)      2,065    (1,210)
       Other current liabilities                                                708       1,550     2,396
                                                                          ---------  ----------  --------

        Net cash provided by operating activities                             6,661      16,866    14,023
                                                                          ---------  ----------  --------

Investing Activities
 Proceeds from maturities of available-for-sale investments                 131,943     175,619   103,390
 Proceeds from sale of available-for-sale investments                         8,000       5,900         -
 Purchases of available-for-sale investments                               (160,755)   (213,775)  (81,043)
 Purchases of property, plant, and equipment                                 (2,540)     (1,599)   (2,333)
 Advances to affiliate, net                                                 (13,961)          -         -
 Other                                                                           33         173        37
                                                                          ---------  ----------  --------

        Net cash provided by (used in) investing activities                 (37,280)    (33,682)   20,051
                                                                          ---------  ----------  --------

Financing Activities
 Net proceeds from issuance of subordinated convertible                           -           -    68,028
   debentures (Note 6)
 Purchases of Company common stock and subordinated                         (10,910)    (12,114)  (32,957)
   convertible debentures (Note 6)
 Net proceeds from issuance of Company common stock                             193         525       602
 Payment of withholding taxes related to stock option exercises                (290)       (729)     (138)
 International Technidyne transfers of cash from Thermo Electron                  -           -       350
                                                                          ---------  ----------  --------

        Net cash provided by (used in) financing activities                 (11,007)    (12,318)   35,885
                                                                          ---------  ----------  --------

Exchange Rate Effect on Cash                                                     18           2        42
                                                                          ---------  ----------  --------

Increase (Decrease) in Cash and Cash Equivalents                            (41,608)    (29,132)   70,001
Cash and Cash Equivalents at Beginning of Year                               42,026      71,158     1,157
                                                                          ---------  ----------  --------

Cash and Cash Equivalents at End of Year                                  $     418  $   42,026  $ 71,158
                                                                          =========  ==========  ========


Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Cash Paid For
 Interest                                                                 $   3,382  $    3,325  $  1,672
 Income taxes                                                             $   4,670  $    2,961  $  2,961

Noncash Activities
 Conversions of subordinated debentures                                   $       -  $        -  $  3,755
                                                                          =========  ==========  ========









































The accompanying notes are an integral part of these consolidated financial statements.

Thermo Cardiosystems Inc.                                                        1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                 1999      1998         1997
------------------------------------------------------------------------- ---------- ---------- ----------

Comprehensive Income
Net Income                                                                 $  9,584   $  7,820   $ 9,019
                                                                           --------   --------   -------

Other Comprehensive Items (Note 13):
 Foreign currency translation adjustment                                         18          3        26
 Unrealized gain (loss) on available-for-sale investments, net of              (458)        20       141
   reclassification adjustment                                             --------   --------   -------

                                                                               (440)        23       167
                                                                           --------   --------   -------

                                                                           $  9,144   $  7,843   $ 9,186
                                                                           ========   ========   =======

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                              $  4,052   $  4,052   $ 4,023
 Issuance of stock under employees' and directors' stock plans                    1          -         3
 Conversions of subordinated convertible debentures                               -          -        26
                                                                           --------   --------   -------

 Balance at end of year                                                       4,053      4,052     4,052
                                                                           --------   --------   -------

Capital in Excess of Par Value:
 Balance at beginning of year                                                98,489     98,252    93,234
 Issuance of stock under employees' and directors' stock plans               (2,483)        11       211
 Tax benefit related to employees' and directors' stock plans                     -        226     1,078
 Conversions of subordinated convertible debentures                               -          -     3,729
                                                                           --------   --------   -------

 Balance at end of year                                                      96,006     98,489    98,252
                                                                           --------   --------   -------

Retained Earnings:
 Balance at beginning of year                                                39,916     32,096    22,727
 Net income                                                                   9,584      7,820     9,019
 International Technidyne transfer of cash from Thermo Electron                   -          -       350
                                                                           --------   --------   -------

 Balance at end of year                                                      49,500     39,916    32,096
                                                                           --------   --------   -------

Treasury Stock:
 Balance at beginning of year                                               (53,892)   (41,563)   (8,854)
 Activity under employees' and directors' stock plans                         3,010       (215)      248
 Purchases of Company common stock                                             (925)   (12,114)  (32,957)
                                                                           --------   --------   -------

 Balance at end of year                                                     (51,807)   (53,892)  (41,563)
                                                                           --------   --------   -------

Deferred Compensation (Note 4):
 Balance at beginning of year                                                     -          -         -
 Issuance of restricted stock under employees' stock plans                     (625)         -         -
 Amortization of deferred compensation                                          104          -         -
                                                                           --------   --------   -------

 Balance at end of year                                                    $   (521)  $      -   $     -
                                                                           --------   --------   -------



Thermo Cardiosystems Inc.                                                        1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

(In thousands)                                                                 1999      1998         1997
------------------------------------------------------------------------- ---------- ---------- ----------

Accumulated Other Comprehensive Items (Note 13):
 Balance at beginning of year                                              $    149   $    126   $   (41)
 Other comprehensive items                                                     (440)        23       167
                                                                           --------   --------   -------

 Balance at end of year                                                        (291)       149       126
                                                                           --------   --------   -------

                                                                           $ 96,940   $ 88,714   $92,963
                                                                           ========   ========   =======








































The accompanying notes are an integral part of these consolidated financial statements.


Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Cardiosystems Inc. (the Company) operates in two business segments:
Left Ventricular-assist Systems (LVAS) and Other Medical Equipment. The Company is a leader in the research, development, and manufacture of two implantable
LVAS: a pneumatic, or air-driven system and an electric version. Its
HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. This segment includes Nimbus Medical
Inc., which is involved in the research and development of ventricular-assist devices and total artificial hearts. The Company's Other Medical Equipment segment consists of International Technidyne Corporation, a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium-quality, single-use, skin-incision devices.

Relationship with Thermedics Inc. and Thermo Electron Corporation
      The Company was incorporated in 1988 as a wholly owned subsidiary of Thermedics Inc. As of January 1, 2000, Thermedics owned 23,113,317 shares of the
Company's common stock, representing 60% of such stock outstanding. Thermedics is a 76%-owned subsidiary of Thermo Electron Corporation. As of January 1, 2000,
Thermo Electron owned 15,976 shares of the Company's common stock, representing less than 1% of such stock outstanding.
      On January 31, 2000, Thermo Electron announced that it plans to sell the Company, as part of a major reorganization plan (Note 15).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal year 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes the majority of its revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on long-term research and development contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $479,000 and $1,547,000 in 1999 and 1998, respectively. The percentage-of-completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers on a cost-plus-fixed-fee basis as costs are incurred.

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

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share have been computed assuming the conversion of the Company's convertible debentures and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      At year-end 1998, $20,717,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement.
      The Company's cash equivalents also include investments in commercial paper with an original maturity of three months or less. At year-end 1999, the Company's cash and cash equivalents also include cash held in a deposit account in the United Kingdom. Cash equivalents are carried at cost, which approximates market value.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------  -------

Raw Materials                                                                            $ 3,863  $ 3,010
Work in Process                                                                            7,859    6,139
Finished Goods                                                                             3,223    2,788
                                                                                         -------  -------

                                                                                         $14,945  $11,937
                                                                                         =======  =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property, as follows: buildings, 30 years; machinery and equipment, 2 to 7 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Land                                                                                     $   341  $    341
Buildings                                                                                  2,445     2,445
Machinery, Equipment, and Leasehold Improvements                                          18,634    16,194
                                                                                         -------  --------

                                                                                          21,420    18,980
Less:  Accumulated Depreciation and Amortization                                          14,061    11,650
                                                                                         -------  --------

                                                                                         $ 7,359  $  7,330
                                                                                         =======  ========

Other Assets
      Other assets in the accompanying balance sheet include the cost of acquired patents and trademarks and deferred debt expense relating to the Company's issuance of subordinated convertible debentures. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 7 to 40 years. These assets were $1,350,000 and $1,889,000, net of accumulated amortization of $981,000 and $663,000, at year-end 1999 and 1998, respectively.

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

Presentation
      Certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.


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

(In thousands)                                                                        Gross         Gross
                                                         Market          Cost    Unrealized    Unrealized
                                                          Value         Basis         Gains        Losses
-------------------------------------------------- ------------- ------------- ------------- -------------

1999
Government-agency Securities                           $108,318      $108,831      $     19      $   (532)
Other                                                     2,349         2,363           110          (124)
                                                       --------      --------      --------      --------

                                                       $110,667      $111,194      $    129      $   (656)
                                                       ========      ========      ========      ========

1998
Government-agency Securities                           $ 88,425      $ 88,337      $     97      $     (9)
Other                                                     2,144         2,045           124           (25)
                                                       --------      --------      --------      --------

                                                       $ 90,569      $ 90,382      $    221      $    (34)
                                                       ========      ========      ========      ========

      Short- and long-term available-for-sale investments in the accompanying
1999 balance sheet include $82,559,000 with contractual maturities of one year or less, $27,425,000 with contractual maturities of more than one year through five years, and $683,000 with contractual maturities of more than five years through ten years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments resulted from gross realized gains of $28,000 and $5,000 in 1998 and 1997, respectively, relating to the sale of available-for-sale investments.

3.    Acquisition

      In May 1997, the Company acquired International Technidyne from Thermo
Electron in exchange for the right to receive 3,355,705 shares of the Company's common stock. International Technidyne is a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium-quality, single-use, skin-incision devices.
      Following approval of the Company's shareholders in April 1998, the shares for the purchase of International Technidyne were issued. Because the Company and International Technidyne were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the shares are considered to be outstanding and the results of International Technidyne are included in the accompanying financial statements for all periods presented.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company maintains stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. Two other plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which may range from five to twelve years.
Nonqualified options may be granted at any price determined by the Board
Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders.
Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermedics and Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 719,000 shares at a weighted average exercise price of $27.99 per share elected to participate in this exchange and, as a result, received options to purchase 360,000 shares of Company common stock at $10.91 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In June 1999, the Company awarded 67,000 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $625,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.

4.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year           1,468     $13.99    1,646     $20.41     1,130    $14.59
 Granted                                           120       9.51      761      12.25       783     27.22
 Exercised                                         (68)      4.51     (159)      4.17      (119)     4.95
 Forfeited                                        (115)     16.91      (61)     26.14      (148)    24.42
 Canceled due to exchange                            -          -     (719)     27.99         -         -
                                                 -----                -----               -----

Options Outstanding, End of Year                  1,405    $13.82     1,468    $13.99     1,646    $20.41
                                                 ======    ======     =====    ======     =====    ======

Options Exercisable                               1,405    $13.82     1,464    $13.96     1,646    $20.41
                                                 ======    ======     =====    ======     =====    ======

Options Available for Grant                       1,015               1,087                 318
                                                 ======               =====               =====

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number            Weighted            Weighted
                                                               of             Average             Average
                                                           Shares           Remaining            Exercise
                                                    (In thousands)   Contractual Life               Price
-------------------------------------------------- --------------- ------------------- -------------------

$  5.76 - $14.02                                            1,028           5.2 years               $11.74
  14.03 -   22.29                                             176           3.6 years                15.87
  22.30 -   30.56                                             199           7.5 years                27.95
  30.57 -   38.83                                               2           2.9 years                38.78
                                                            -----

$  5.76 - $38.83                                            1,405           5.3 years               $13.82
                                                            =====

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo
Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1999 and 1997, the Company issued 9,100 shares and 435 shares, respectively, of its common stock under this program. No shares were issued under this program during 1998.

4.    Employee Benefit Plans (continued)

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

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Net Income:
 As reported                                                                  $9,584     $7,820     $9,019
 Pro forma                                                                     7,209      5,911      7,658
Basic and Diluted Earnings per Share:
 As reported                                                                     .25        .20        .23
 Pro forma                                                                       .19        .15        .19

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.81, $5.61, and $15.92 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Volatility                                                                       54%        52%        51%
Risk-free Interest Rate                                                         5.6%       4.6%       6.4%
Expected Life of Options                                                   3.1 years  4.4 years  6.6 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $726,000, $584,000, and $410,000 in 1999, 1998, and 1997, respectively.


5.    Income Taxes

      The components of income before provision for income taxes and extraordinary item are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Domestic                                                                        $11,302  $ 12,506  $14,808
Foreign                                                                             (65)      (67)    (110)
                                                                                -------  --------  -------

                                                                                $11,237  $ 12,439  $14,698
                                                                                =======  ========  =======

      The components of the provision for income taxes are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Currently Payable:
 Federal                                                                         $2,702    $3,450   $4,838
 State                                                                              943       282    1,011
                                                                                 ------    ------   ------

                                                                                  3,645     3,732    5,849
                                                                                 ------    ------   ------

Net Deferred (Prepaid):
 Federal                                                                           (643)      754     (136)
 State                                                                             (137)      133      (34)
                                                                                 ------    ------   ------

                                                                                   (780)      887     (170)
                                                                                 ------    ------   ------

                                                                                 $2,865    $4,619   $5,679
                                                                                 ======    ======   ======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $226,000 and $1,078,000 of such benefits that have been allocated to capital in excess of par value in 1998 and 1997, respectively.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item due to the following:

 (In thousands)                                                                    1999      1998    1997
 ------------------------------------------------------------------------------ -------- --------- -------

 Provision for Income Taxes at Statutory Rate                                   $ 3,933  $  4,354  $ 5,144
 Increases (Decreases) Resulting From:
  Federal research and development credit claim from prior years                 (1,508)        -        -
  State income taxes, net of federal tax                                            524       270      635
  Foreign sales corporation benefit                                                (116)     (110)    (160)
  Other                                                                              32       105       60
                                                                                -------  --------  -------

                                                                                $ 2,865  $  4,619  $ 5,679
                                                                                =======  ========  =======

      During 1999, the Company received a favorable resolution of a claim for prior-year research and development tax credits, which reduced the tax provision by $1,508,000.


5.    Income Taxes (continued)

      Short- and long-term deferred tax assets in the accompanying balance sheet consist of the following:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

 Write-off of acquired technology                                                       $1,556      $1,560
 Depreciation and amortization                                                           1,173       1,146
 Inventory basis difference                                                              1,071         956
 Reserves and accruals                                                                   1,121       1,098
 State tax loss and credit carryforwards                                                   613         683
 Accrued compensation                                                                      983         290
 Allowance for doubtful accounts                                                           340         286
 Other, net                                                                               (118)       (195)
                                                                                        ------      ------

                                                                                        $6,739      $5,824
                                                                                        ======      ======
      The Company has available state net operating loss carryforwards of
$3,622,000, which expire in 2000 through 2004 and state tax credit carryforwards of $269,000, which expire in 2000 through 2012.

6.    Subordinated Convertible Debentures

      In May 1997, the Company issued and sold at par value $70,000,000 principal amount of 4 3/4% subordinated convertible debentures due 2004, for net proceeds of $68,028,000. The debentures are convertible into shares of the Company's common stock at a conversion price of $31.415 per share. The debentures are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
      During 1999, the Company purchased $11,989,000 principal amount of its 4
3/4% subordinated convertible debentures for $9,985,000 in cash, resulting in an extraordinary gain of $1,212,000, net of taxes of $743,000.
      In January 2000, Thermo Electron announced that it plans to sell the Company (Note 15). As a result, the Company's subordinated convertible debentures may be required to be repaid prior to the maturity date of 2004, depending upon the terms of the sale.
      See Note 10 for the fair value information pertaining to the Company's subordinated convertible debentures.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. In addition, the Company uses data processing services of a majority-owned subsidiary of Thermo Electron, and accounting, personnel, and administrative services of Thermedics. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $837,000, $768,000, and $963,000 in 1999, 1998, and
1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management

7.    Related-party Transactions (continued)

believes that the service fees charged by Thermo Electron, its majority-owned subsidiary, and Thermedics are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
      The Company subleases office and research facilities from Thermedics and is charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its prime lease. The sublease expires in February 2004. The accompanying statement of income includes expenses from the sublease of $171,000, $151,000, and $170,000 in 1999, 1998, and 1997,
respectively.
      The Company subleases a portion of an office and research facility from Thermedics Detection Inc., a majority-owned subsidiary of Thermedics, and is charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics Detection under its prime lease. The sublease expires in December 2000. The accompanying statement of income includes expenses from the sublease of $65,000, $50,000, and $40,000 in 1999, 1998, and 1997,
respectively.
      Future minimum payments due under these noncancellable lease arrangements at January 1, 2000, are $253,000 in 2000, $504,000 in 2001 through 2003, and
$27,000 in 2004. Total future minimum lease payments are $784,000.

Related-party Purchases
      Thermo Electron's Tecomet division provides metal fabrication services in connection with the manufacture of the heart-assist devices sold by the Company.
The Company paid $3,651,000, $1,717,000, and $1,872,000 for these services in 1999, 1998, and 1997, respectively.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

8.    Commitment and Contingency

Operating Leases
      In addition to the related-party operating leases described in Note 7, the Company leases manufacturing, office, and research facilities under various operating lease agreements. The accompanying statement of income includes expense from these leases of $481,000, $556,000, and $551,000 in 1999, 1998, and
1997, respectively. Future minimum payments due under noncancelable operating leases at January 1, 2000, are $372,000 in 2000, $362,000 in 2001, $255,000 in
2002, and $26,000 in 2003 through 2004. Total future minimum lease payments are $1,015,000.

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


9.    Stock Purchase Warrant and Common Stock

      In May 1993, in connection with an agreement to develop a material to be used in the Company's LVAS, the Company granted to a third party the right to purchase from the Company 60,000 shares of the Company's common stock at a price of $5.83 per share, which was the fair market value of the Company's common stock on the date of grant. This warrant is exercisable immediately and expires ten years after the date of grant. In February 2000, 60,000 shares of the Company's common stock were purchased under this warrant.
      At January 1, 2000, the Company had reserved 4,510,000 unissued shares of its common stock for possible issuance under stock-based compensation plans, conversion of its outstanding subordinated convertible debentures, and issuance under the stock purchase warrant.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, advance to affiliate, available-for-sale investments, accounts receivable, accounts payable, due to parent company and affiliated companies, and subordinated convertible debentures. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible debentures, approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
      The fair value of the Company's subordinated convertible debentures, based on quoted market prices, was $47,540,000 and $60,116,000 in 1999 and 1998, respectively. The fair value is less than the carrying amount in both periods, primarily due to a decrease in the market price of the Company's common stock relative to the conversion price of the debentures.

11.   Significant Customer, Export Sales, Concentrations of Risk, and Segment Information

Significant Customer
      Sales to one customer accounted for 21%, 22%, and 24% of the Company's total revenues in 1999, 1998, and 1997, respectively.

Export Sales
      Export revenues accounted for 16%, 15%, and 17% of the Company's total revenues in 1999, 1998, and 1997, respectively.

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

11.   Significant Customer, Export Sales, Concentrations of Risk, and Segment Information (continued)

Segment Information
      The Company organizes and manages its business by functional operating entity. The Company's functional entities operate in two segments: Left Ventricular-assist Systems (LVAS) and Other Medical Equipment. The Company's LVAS segment researches, develops, and manufactures an implantable pneumatic LVAS that is powered by an external electrically driven air-pump and an electric LVAS that is driven by an implanted electric motor and powered by a lightweight battery pack worn by the patient. The Company's Other Medical Equipment segment develops, manufactures, and markets near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium-quality, single-use, skin-incision devices.

(In thousands)                                                                   1999      1998        1997
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information
Revenues:
 Left Ventricular-assist Systems                                            $  40,289  $  30,303  $ 26,960
 Other Medical Equipment                                                       38,801     36,545    35,874
                                                                            ---------  ---------  --------

                                                                            $  79,090  $  66,848  $ 62,834
                                                                            =========  =========  ========

Income Before Provision for Income Taxes and Extraordinary Item:
 Left Ventricular-assist Systems                                            $    (250) $     344  $  3,107
 Other Medical Equipment                                                        8,789      8,978     8,317
 Corporate (a)                                                                   (837)      (768)     (963)
                                                                            ---------  ---------  --------

 Total operating income                                                         7,702      8,554    10,461
 Interest and other income, net                                                 3,535      3,885     4,237
                                                                            ---------  ---------  --------

                                                                            $  11,237  $  12,439  $ 14,698
                                                                            =========  =========  ========

Total Assets:
 Left Ventricular-assist Systems                                            $  26,650  $  23,735  $ 26,451
 Other Medical Equipment                                                       17,935     16,638    18,015
 Corporate (b)                                                                125,343    131,990   128,742
                                                                            ---------  ---------  --------

                                                                            $ 169,928  $ 172,363  $173,208
                                                                            =========  =========  ========

Depreciation and Amortization:
 Left Ventricular-assist Systems                                            $   1,432  $   1,312  $  1,032
 Other Medical Equipment                                                        1,448      1,675     1,539
                                                                            ---------  ---------  --------

                                                                            $   2,880  $   2,987  $  2,571
                                                                            =========  =========  ========

Capital Expenditures:
 Left Ventricular-assist Systems                                            $   1,103  $     961  $  1,386
 Other Medical Equipment                                                        1,437        638       947
                                                                            ---------  ---------  --------

                                                                            $   2,540  $   1,599  $  2,333
                                                                            =========  =========  ========

(a)  Primarily general and administrative expenses.
(b) Primarily cash, cash equivalents, available-for-sale investments, and advance to affiliate.

12.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                            1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Basic
Net Income                                                                      $ 9,584  $  7,820  $ 9,019
                                                                                -------  --------  -------

Weighted Average Shares                                                          38,443    38,810   39,482
                                                                                -------  --------  -------

Basic Earnings per Share                                                        $   .25  $    .20  $   .23
                                                                                =======  ========  =======

Diluted
Net Income                                                                      $ 9,584  $  7,820  $ 9,019
                                                                                -------  --------  -------

Basic Weighted Average Shares                                                    38,443    38,810   39,482
Effect of:
 Convertible debentures                                                               -         -        2
 Stock options                                                                       39       175      281
                                                                                -------  --------  -------

Weighted Average Shares, as Adjusted                                             38,482    38,985   39,765
                                                                                -------  --------  -------

Diluted Earnings per Share                                                      $   .25  $    .20  $   .23
                                                                                =======  ========  =======

      Options to purchase 1,426,000, 1,052,000, and 763,000 shares of common stock were not included in the computation of dilution earnings per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock.
      In addition, the computation of diluted earnings per share excludes the effect of assuming the conversion of the Company's 4 3/4% subordinated convertible debentures, convertible at $31.415 per share, because the effect would be antidilutive. The principal amount of the debentures was $58,011,000, $70,000,000, and $70,000,000 at year-end 1999, 1998, and 1997, respectively.
      An extraordinary gain recorded by the Company increased basic and diluted earnings per share by $.03 in 1999 (Note 6).

13.    Comprehensive Income

      Comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments.
        Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In thousands)                                                                               1999    1998
-------------------------------------------------------------------------- --------------- --------- ------

Cumulative Translation Adjustment                                                          $   47    $   29
Net Unrealized Gain (Loss) on Available-for-sale Investments                                 (338)      120
                                                                                           ------    ------

                                                                                           $ (291)   $  149
                                                                                           ======    ======


      Unrealized gains (losses) on available-for-sale investments, a component of other comprehensive items, in the accompanying statement of comprehensive income and shareholders' investment, includes the following:

(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------ ----------- ---------- ----------

Unrealized Holding Gains (Losses) Arising During the Year (net               $ (458)     $  38      $  144
 of income tax (provision) benefit of $257, $(21), and $(82))
Reclassification Adjustment for Gains Included in Net Income                      -        (18)         (3)
 (net of income tax provision of $0, $10, and $2)                            ------      -----      ------

Net Unrealized Gains (Losses) (net of income tax (provision)                 $ (458)     $  20      $  141
 benefit of $257, $(11), and $(80))                                          ======      =====      ======

14.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                              First      Second      Third  Fourth (a)
------------------------------------------------------------- ---------- ----------- ---------- -----------

Revenues                                                         $19,461    $20,215     $19,738    $19,676
Gross Profit                                                     11,094      11,699     11,170      11,388
Income Before Extraordinary Item                                  1,773       2,010      2,845       1,744
Net Income                                                        1,773       2,010      2,845       2,956
Basic and Diluted Earnings per Share                                .05         .05        .07         .08

1998                                                              First      Second      Third      Fourth
------------------------------------------------------------- ---------- ----------- ---------- -----------

Revenues                                                         $16,485    $16,133     $15,798    $18,432
Gross Profit                                                      9,576       9,266      8,738      10,863
Net Income                                                        2,308       1,850      1,438       2,224
Basic and Diluted Earnings per Share                                .06         .05        .04         .06

(a) Reflects an extraordinary gain of $1.2 million, net of taxes of $0.7 million.

15.   Subsequent Event

      On January 31, 2000, Thermo Electron announced that it plans to sell the Company. This action is part of a major reorganization plan under which Thermo
Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Cardiosystems Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo
Cardiosystems Inc. (a Massachusetts corporation and 60%-owned subsidiary of
Thermedics Inc.) and subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
Cardiosystems Inc. and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                        Arthur Andersen LLP



Boston, Massachusetts
February 10, 2000

Thermo Cardiosystems Inc.                                                        1999 Financial Statements

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

Overview

      The Company's businesses operate in two segments: Left Ventricular-assist
Systems (LVAS) and Other Medical Equipment. The LVAS segment researches, develops, and manufactures two implantable heart-assist devices: a pneumatic, or air-driven, system, and an electric version. Its HeartMate(R) devices are designed to perform substantially all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. This segment includes the Company's Nimbus Medical Inc. subsidiary.
Nimbus has been involved in artificial heart technology for over 20 years and has carried out research in two primary fields: ventricular-assist devices and total artificial hearts. Nimbus was instrumental in developing the basic technology for the high-speed rotary blood pump that is the basis for the HeartMate II, the next generation of the Company's LVAS. Because of its smaller size, the HeartMate II may potentially be used to provide cardiac support in small adults and in children.
      The Other Medical Equipment segment consists of International Technidyne
Corporation, a leading manufacturer of near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium-quality, single-use, skin-incision devices.
      In general, a profit cannot be earned from the sale of an LVAS in the United States until approval of the device has been received from the U.S. Food and Drug Administration (FDA) for commercial sale. Until such approval was obtained, only the direct and indirect costs of the LVAS could be recovered, which were included in the Company's revenues. With the FDA's approval of the air-driven LVAS, the Company began earning a profit on the sale of such systems in 1994. In September 1998, the FDA granted approval for commercial sale in the U.S. of the electric LVAS as a bridge to transplant. As a result, the Company earns a profit on the sale of that device. Following FDA approval of the electric LVAS, the Company increased the price of the electric LVAS by approximately 13%, effective November 1998.
      On January 31, 2000, Thermo Electron Corporation announced that it plans to sell the Company, as part of a major reorganization plan (Note 15).

Results of Operations

1999 Compared With 1998
      Total revenues increased to $79.1 million in 1999 from $66.8 million in 1998. LVAS segment revenues increased to $40.3 million in 1999 from $30.3 million in 1998. The increase in LVAS segment revenues was primarily due to a $17.1 million increase in revenues from the Company's electric LVAS due to an increase in demand as a result of FDA approval for commercial sale, which was granted in September 1998 and, to a lesser extent, a 13% price increase for the electric LVAS, effective November 1998. These increases in revenues were offset in part by a $7.4 million decrease in revenues from the Company's air-driven
LVAS due to a shift to the electric LVAS and a $1.1 million decrease in revenues at Nimbus due to the expiration of several government research and development contracts. For the foreseeable future, the Company expects that Nimbus will focus on technological research, as well as compete for new government contracts.
      Other Medical Equipment segment revenues increased to $38.8 million in 1999 from $36.5 million in 1998, primarily due to a $2.0 million increase in revenues from the Company's skin-incision devices and ProTime(R)
Microcoagulation System, due to an increase in demand.

1999 Compared With 1998 (continued)
      The gross profit margin decreased slightly to 57.3% in 1999 from 57.5% in 1998. The gross profit margin in the Other Medical Equipment segment decreased primarily due to changes in product mix and pricing strategies. This decrease was offset in part by an increase in the gross profit margin in the LVAS segment primarily due to an increase in demand resulting in higher overhead absorption and, to a lesser extent, a decrease in lower-margin revenues from government contracts at Nimbus. The increase in the gross profit margin, related to a 13% price increase for the electric LVAS, was offset by lower sales of the higher margin air-driven LVAS.
      Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 28% in 1999 and 1998. Selling, general, and administrative expenses increased to $22.0 million in 1999 from $19.0 million in 1998, primarily due to a $1.5 million increase in costs for sales and marketing staff in the LVAS segment and, to a lesser extent, higher advertising costs relating to the electric LVAS, which was approved by the FDA for commercial sale in September 1998. The Company plans to continue funding these efforts during fiscal 2000, which may adversely affect the Company's operating results.
      Research and development expenses increased to $15.6 million, or 20% of revenues, in 1999 from $10.9 million, or 16% of revenues, in 1998, primarily due to a $2.7 million increase in expenses in the LVAS segment relating to a clinical trial that is currently being conducted to evaluate the electric LVAS as an alternative to medical therapy. The Company expects research and development expenses to continue to increase over the life of the clinical trial, which is estimated to be two to three years. There can be no assurance that the Company will complete this study. To a lesser extent, research and development expenses increased due to increased product development activities in the Other Medical Equipment segment.
      Interest income decreased to $7.1 million in 1999 from $7.4 million in 1998, primarily due to a decrease in interest rates and, to a lesser extent, lower average invested balances. Interest expense was $3.6 million in both periods.
      The effective tax rate of 25% in 1999 resulted from a favorable resolution of the Company's claim for prior-year research and development tax credits. The effect of the credit decreased the tax provision recorded in 1999 by $1.5 million. The effective tax rate of 37% in 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.
      The Company recorded an extraordinary gain of $1.2 million in 1999 as a result of the purchase by the Company of $12.0 million principal amount of its 4
3/4% subordinated convertible debentures (Note 6).

1998 Compared With 1997
      Total revenues increased to $66.8 million in 1998 from $62.8 million in 1997. LVAS segment revenues increased to $30.3 million in 1998 from $27.0 million in 1997. The increase in LVAS segment revenues was primarily due to a $3.3 million increase in revenues from the Company's electric LVAS due to an increase in demand as a result of FDA approval for commercial sale, which was granted in September 1998 and, to a lesser extent, a price increase for the electric LVAS and a $0.8 million increase in sales of the air-driven LVAS. These increases were offset in part by a $0.4 million decrease in revenues at Nimbus due to the expiration of several government research and development contracts.
      Other Medical Equipment segment revenues increased to $36.5 million in 1998 from $35.9 million in 1997, primarily due to a $1.0 million increase in demand for the Company's skin-incision devices, offset in part by a decrease in demand for the Company's whole-blood coagulation testing equipment.
      The gross profit margin increased to 58% in 1998 from 57% in 1997. The gross profit margin in the Other Medical Equipment segment increased primarily due to manufacturing efficiencies and cost reduction efforts implemented in 1998. The gross profit margin in the LVAS segment was unchanged.
      Selling, general, and administrative expenses as a percentage of revenues increased to 28% in 1998 from 26% in 1997, primarily in the LVAS segment, due to a $1.7 million increase in costs for sales and marketing staff and, to a lesser extent, higher advertising costs in anticipation of increased electric LVAS sales following FDA approval, which was granted in September 1998.

1998 Compared With 1997 (continued)
      Research and development expenses increased to $10.9 million in 1998 from $8.7 million in 1997. This increase is primarily due to $1.5 million of expenses associated with a clinical trial being conducted by the LVAS segment to evaluate the electric LVAS as an alternative to medical therapy, which commenced in December 1997.
      Interest income increased to $7.4 million in 1998 from $6.5 million in 1997, primarily as a result of higher average invested balances resulting from the issuance of $70.0 million principal amount of 4 3/4% subordinated convertible debentures in May 1997 (Note 6).
      Interest expense increased to $3.6 million in 1998 from $2.2 million in 1997, primarily due to the inclusion of a full year of interest expense as a result of the issuance of the 4 3/4% subordinated convertible debentures.
      The effective tax rate was 37% and 39% in 1998 and 1997, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes. The effective tax rate decreased in 1998 due to a decrease in income allocated to state tax jurisdictions with higher tax rates.

Liquidity and Capital Resources

      Consolidated working capital was $115.5 million at January 1, 2000, compared with $98.9 million at January 2, 1999. Cash, cash equivalents, and short- and long-term available-for-sale investments were $111.1 million at January 1, 2000, compared with $132.6 million at January 2, 1999. In addition, as of January 1, 2000, the Company had $14.0 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents. During 1999, $6.7 million of cash was provided by operating activities. An increase in inventories used $3.0 million of cash, primarily due to higher inventory levels in response to increased product demand. Cash of $2.3 million was used to fund an increase in accounts receivable, primarily due to higher revenues. An increase in current liabilities provided $0.7 million of cash, primarily due to the timing of payments.
      During 1999, the Company's primary investing activity, excluding advance to affiliate and available-for-sale investments activity, was the purchase of property, plant, and equipment for $2.5 million. During 2000, the Company expects to make capital expenditures of approximately $4.0 million, primarily for manufacturing and tooling equipment and leasehold improvements.
      During 1999, the Company used $10.9 million of cash to purchase Company common stock and subordinated convertible debentures pursuant to authorizations by the Company's Board of Directors. At January 1, 2000, the Company had a remaining authorization to purchase $15.1 million of Company common stock in the open market or negotiated transactions through October 28, 2000. Any such repurchases are funded from working capital.
      At January 1, 2000, the Company had outstanding $58.0 million principal amount of 4 3/4% subordinated convertible debentures due 2004 (Note 6). As a result of Thermo Electron's plan to sell the Company (Note 15), these debentures may be required to be repaid prior to the maturity date of 2004, depending upon the terms of the sale.
      The Company believes that it has adequate resources to meet its financial needs for the foreseeable future.


Market Risk

      The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates
      The Company's available-for-sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10% decrease in year-end 1999 and 1998 market interest rates would result in a negative impact to the Company of $0.4 million and $6.2 million, respectively, on the net fair value of its interest-sensitive financial instruments. The change in the net fair value from 1998 to 1999 is primarily due to a decrease in the market interest rate relative to the interest rate of the convertible debentures.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of the Company's common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in the year-end 1999 and 1998 market equity prices would result in a negative impact to the Company of $29,000 and $1.6 million, respectively, on the net fair value of its subordinated convertible debentures. The change in the net fair value from 1998 to 1999 is primarily due to a decrease in the market price of the Company's common stock relative to the conversion price of the debentures.

Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems, critical non-information technology systems and all of its material products are year 2000 compliant. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                         Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Uncertainty of Patient Reimbursement. The cost of implanting a cardiac support system is substantial. In addition, the Company's coagulation testing equipment can cost several thousand dollars per instrument. Without the financial support of the government or third-party insurers, the market for the Company's devices and equipment will be limited. Medicare and Medicaid limit the reimbursement that U.S. hospitals receive for treating certain medical conditions by setting maximum fees that can be charged to their patients. Under these systems, hospitals are paid a fixed amount for treating each patient with a particular diagnosis. Private insurers also have initiated reimbursement systems designed to slow the escalation of healthcare costs. In addition, the federal government is considering, and certain state governments are considering or have adopted, new healthcare policies intended to curb rising costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. These policies could have the effect of limiting the availability of reimbursement for procedures, such as the implantation of an LVAS, that involve prolonged treatment of critically ill patients.
      In November 1995, the U.S. Health Care Finance Administration (HCFA) issued a decision that extends Medicare coverage to LVAS devices used as a bridge to heart transplant, which fulfill certain Medicare coverage criteria.
This decision, updated in April 1997, has applied to the Company's pneumatic
LVAS and has been extended to the electric LVAS. Several major non-government insurers have also agreed to offer coverage for the pneumatic LVAS and the electric LVAS; however, no assurance can be given that additional third-party payors will cover the electric LVAS immediately because of the device's intended out-patient use. Even though reimbursement has been established by HCFA and by certain non-government insurers for LVAS devices, the Medicare coverage criteria could be amended or revised by HCFA, the amount of available reimbursement may change, and reimbursement may be denied by an insurer under certain circumstances, including if it is determined that a procedure was not the most cost-


effective treatment method, was experimental, or was used for an unapproved indication. No assurance can be given that additional third-party reimbursement for the LVAS devices will be granted within a reasonable period of time, or at all. The unavailability of third-party reimbursement for procedures involving the Company's systems or for the Company's biomedical devices would have a material adverse effect on the Company's business.

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

      Technological Change, Competition, and New Products. The Company is aware of one other company that has received a premarket approval from the FDA for an implantable LVAS that competes with the Company's LVAS. Also, the Company is aware of one other company that has received commercial approval from the FDA for its cardiac assist device. In addition, there are many organizations engaged in the development of various types of cardiac support systems, including a total artificial heart. As other organizations realize the commercial potential for LVAS, the Company believes that competition will intensify. Further, the Company has several competitors in the coagulation monitoring instrument market.
Although the length of the regulatory approval process for medical equipment and devices such as LVAS is a barrier to entry into these markets, the Company's products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's present competitors or by future entrants into the markets in which the Company competes. Many manufacturers of medical devices have greater research and development, manufacturing, and marketing resources than those of the Company.
      Further, in September 1998, the Company's electric LVAS received FDA approval for use as a bridge to transplant. That device is currently in use in clinical trials in the U.S. to test the safety and efficacy of the device as an alternative to transplant. In addition, the Company is currently devoting significant resources to the development of new products, including its Heartmate II and Heartmate III. Because the electric LVAS is new to the market, there can be no assurance that difficulties with the product will not arise, or if problems do arise that the Company can adequately correct them. Also, there can be no assurance that the Company will successfully complete the development of new products in a timely basis or at all. Any failure to complete development of new products or the failure of the performance of the Company's current products could have a material adverse affect on the Company's business and results of operations.

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

      International Operations and International Sales. In 1999, sales originating outside the U.S. and U.S. export sales accounted for approximately
17% of the Company's total revenues. The Company anticipates that sales outside the U.S. and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. There can be no assurance that any of these factors will not have a material effect on the Company's business and results of operations.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.




Thermo Cardiosystems Inc.                                                        1999 Financial Statements

                                      Selected Financial Information

(In thousands except per share amounts)              1999 (a)       1998    1997 (b)   1996 (c)     1995
--------------------------------------------------- ---------- ---------- ----------- ---------- ---------

Statement of Income Data
Revenues                                             $ 79,090   $ 66,848   $  62,834   $ 63,962   $ 52,880
Income Before Extraordinary Item                        8,372      7,820       9,019     10,030     11,135
Net Income                                              9,584      7,820       9,019     10,030     11,135
Earnings per Share:
 Basic                                                    .25        .20        .23         .25        .29
 Diluted                                                  .25        .20        .23         .25        .27

Balance Sheet Data
Working Capital                                      $115,471   $ 98,904   $ 136,702   $ 65,328   $ 64,610
Total Assets                                          169,928    172,363     173,208    124,978    124,285
Long-term Obligations                                  58,011     70,000      70,000          -     11,642
Shareholders' Investment                               96,940     88,714      92,963    111,089    103,416

(a) Reflects the repurchase of $11,989,000 principal amount of 4 3/4% subordinated convertible debentures resulting in an extraordinary gain of $1,212,000, net of taxes of $743,000.
(b) Reflects the May 1997 issuance of $70,000,000 principal amount of 4 3/4%
    subordinated convertible debentures due 2004 and conversion of $3,755,000 principal amount of noninterest-bearing subordinated convertible obligations.
(c) Reflects conversion of $7,887,000 principal amount of noninterest-bearing subordinated convertible obligations.

Thermo Cardiosystems Inc.                                                        1999 Financial Statements
Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TCA. The following table sets forth the high and low sale prices of the Company's common stock for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                           1999                1998
                                                                  -----------------   -------------------
Quarter                                                             High        Low        High       Low
-------------------------------------------------------------- ---------  ---------  ----------  --------

First                                                              $11 1/4   $ 7 1/2    $27 1/2   $20 7/8
Second                                                              12 3/8     6 1/16    28        21 3/8
Third                                                               11 1/4     6 1/2     23 1/16   14 1/2
Fourth                                                               8         5 3/8     15 3/4     7 1/2

      As of January 28, 2000, the Company had 470 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $9 7/16 per share.

Shareholder Services
      Shareholders of Thermo Cardiosystems Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermo
Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts
02454-9046, (781) 622-1111. Distribution of printed quarterly reports is limited to the second quarter only. Company information is available at http://www.thermo.com/subsid/tca1.html on Thermo Electron's Internet site.

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January
1, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Investor Relations Department, Thermo
Cardiosystems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts
02454-9046.

